Exhibit 1

Independent Auditors’ Report

The Board of Directors and Stockholders

CEMEX, S.A.B. de C. V.:

We have audited the accompanying parent company-only and consolidated balance sheets of CEMEX, S.A.B. de C.V. and CEMEX, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related parent company-only and consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and are prepared in accordance with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the parent company-only and consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEMEX, S.A.B. de C.V. and CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations, changes in their stockholders’ equity and cash flows for the years ended December 31, 2010, 2009 and 2008, in conformity with Mexican Financial Reporting Standards.

KPMG Cárdenas Dosal, S.C.

/s/ Celin Zorrilla Rizo

Monterrey, N.L., México

January 27, 2011.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Millions of Mexican pesos)

		December 31,
	Notes	2010		2009
ASSETS
CURRENT ASSETS
Cash and investments	4	Ps	8,354	14,104
Trade receivables less allowance for doubtful accounts	5		12,193	13,383
Other accounts receivable	6		16,124	9,340
Inventories, net	7		15,544	17,191
Other current assets	8		2,352	2,752

Total current assets			54,567	56,770

NON-CURRENT ASSETS
Investments in associates	9A		8,261	10,895
Other investments and non-current accounts receivable	9B		14,914	21,249
Property, machinery and equipment, net	10		231,458	258,863
Goodwill, intangible assets and deferred charges, net	11		205,897	234,509

Total non-current assets			460,530	525,516

TOTAL ASSETS		Ps	515,097	582,286

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt including current maturities of long-term debt	12A	Ps	5,637	7,393
Other financial obligations	12A		115	375
Trade payables			18,686	18,194
Other accounts payable and accrued expenses	13		30,681	23,251

Total current liabilities			55,119	49,213

NON-CURRENT LIABILITIES
Long-term debt	12A		197,181	203,751
Other financial obligations	12A		1,887	1,715
Employee benefits	14		7,583	7,458
Deferred income taxes	15B		17,147	32,642
Other non-current liabilities	13		22,480	29,937

Total non-current liabilities			246,278	275,503

TOTAL LIABILITIES			301,397	324,716

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	16A		108,722	102,924
Other equity reserves	16B		22,180	28,484
Retained earnings	16C		79,790	81,056
Net (loss) income			(16,516)	1,409

Total controlling interest			194,176	213,873
Non-controlling interest and perpetual debentures	16D		19,524	43,697

TOTAL STOCKHOLDERS’ EQUITY			213,700	257,570

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	515,097	582,286

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of Mexican pesos, except for earnings (loss) per share)

		Years ended December 31,
	Note	2010		2009	2008
Net sales	2P	Ps	178,260	197,801	225,665
Cost of sales	2Q		(128,307)	(139,672)	(153,965)

Gross profit			49,953	58,129	71,700
Administrative and selling expenses			(25,871)	(28,611)	(32,262)
Distribution expenses			(13,239)	(13,678)	(13,350)

Total operating expenses	2Q		(39,110)	(42,289)	(45,612)

Operating income			10,843	15,840	26,088
Other expenses, net	2S		(6,672)	(5,529)	(21,403)

Operating income after other expenses, net			4,171	10,311	4,685
Comprehensive financing result:
Financial expense	12		(16,302)	(13,513)	(10,199)
Financial income			439	385	513
Results from financial instruments	12		(956)	(2,127)	(15,172)
Foreign exchange results			926	(266)	(3,886)
Monetary position result	2R		266	415	418

Comprehensive financing result			(15,627)	(15,106)	(28,326)
Equity in income of associates			(524)	154	869

Loss before income tax			(11,980)	(4,641)	(22,772)
Income tax	15		(4,509)	10,566	22,998

Income (loss) before discontinued operations			(16,489)	5,925	226
Discontinued operations	3B		—	(4,276)	2,097

Consolidated net income (loss)			(16,489)	1,649	2,323
Non-controlling interest net income			27	240	45

CONTROLLING INTEREST NET INCOME (LOSS)		Ps	(16,516)	1,409	2,278

BASIC EARNINGS (LOSS) PER SHARE OF CONTINUING OPERATIONS	18	Ps	(0.55)	0.21	0.01
Basic earnings (loss) per share of discontinued operations	18	Ps	—	(0.16)	0.08
DILUTED EARNINGS (LOSS) PER SHARE OF CONTINUING OPERATIONS	18	Ps	—	0.21	0.01
Diluted earnings (loss) per share of discontinued operations	18	Ps	—	(0.16)	0.08

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2010		2009	2008
OPERATING ACTIVITIES
Consolidated net income (loss)		Ps	(16,489)	1,649	2,323
Discontinued operations			—	(4,276)	2,097

Net income (loss) from continuing operations			(16,489)	5,925	226
Non-cash items:
Depreciation and amortization of assets	10 and 11		18,474	20,313	19,699
Impairment losses	2S		1,904	889	21,125
Equity in income (loss) of associates	9A		524	(154)	(869)
Other expenses (income), net			1,499	9,015	(4,728)
Comprehensive financing result			15,627	15,106	28,326
Income taxes	15		4,509	(10,566)	(22,998)
Changes in working capital, excluding income taxes			100	(2,599)	1,299

Net cash flow provided by continuing operations before income taxes			26,148	37,929	42,080
Income taxes paid in cash			(4,310)	(4,201)	(3,625)

Net cash flow provided by continuing operations			21,838	33,728	38,455
Net cash flow provided by discontinued operations			—	1,023	2,817

Net cash flows provided by operating activities			21,838	34,751	41,272

INVESTING ACTIVITIES
Property, machinery and equipment, net	10		(4,726)	(6,655)	(20,511)
Disposal of subsidiaries and associates, net	9 and 11		1,172	21,115	10,845
Intangible assets and other deferred charges	11		117	(8,440)	(1,975)
Long term assets and others, net			1,575	186	(1,622)

Net cash flows (used in) provided by investing activities of continuing operations			(1,862)	6,206	(13,263)
Net cash flows used in investing activities of discontinued operations			—	(491)	(1,367)

Net cash flows (used in) provided by investing activities			(1,862)	5,715	(14,630)

FINANCING ACTIVITIES
Issuance of common stock	16A		5	23,953	—
Financial expense paid in cash including coupons on perpetual debentures	16D		(14,968)	(14,607)	(11,784)
Derivative instruments			69	(8,513)	(9,909)
Dividends paid	16A		—	—	(215)
Repayment of debt, net	12A		(9,615)	(35,812)	(3,611)
Non-current liabilities, net			122	(2,795)	1,471

Net cash flows used in financing activities of continuing operations			(24,387)	(37,774)	(24,048)
Net cash flows provided by financing activities of discontinued operations			—	628	359

Net cash flows used in financing activities			(24,387)	(37,146)	(23,689)

Increase (decrease) in cash and investments of continuing operations			(4,411)	2,160	1,144
Increase in cash and investments of discontinued operations			—	1,160	1,809
Cash conversion effect, net			(1,339)	(2,116)	1,277
Cash and investments at beginning of year			14,104	12,900	8,670

CASH AND INVESTMENTS AT END OF YEAR	4	Ps	8,354	14,104	12,900

Changes in working capital, excluding income taxes:
Trade receivables, net		Ps	477	3,530	3,897
Other accounts receivable and other assets			(2,666)	510	825
Inventories			396	3,911	(630)
Trade payables			1,599	(2,422)	(2,931)
Other accounts payable and accrued expenses			294	(8,128)	138

Changes in working capital, excluding income taxes		Ps	100	(2,599)	1,299

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY) AND CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statement of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Note	Common stock		Additional paid- in capital	Other equity reserves	Retained earnings	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balance at December 31, 2007		Ps	4,115	63,379	(104,574)	200,248	163,168	40,985	204,153
Currency translation of foreign subsidiaries	16B		—	—	30,987	—	30,987	—	30,987
Hedge derivative financial instruments	12		—	—	(297)	—	(297)	—	(297)
Deferred income tax recognized directly in equity	15		—	—	558	—	558	—	558
Net income			—	—	—	2,278	2,278	45	2,323

Comprehensive income for the period			—	—	31,248	2,278	33,526	45	33,571
Adoption of new Mexican Financial Reporting Standards			—	—	104,640	(107,843)	(3,203)	—	(3,203)
Dividends (0.29 pesos per share)	16A		—	—	—	(7,009)	(7,009)	—	(7,009)
Issuance of common stock	16A		2	6,792	—	—	6,794	—	6,794
Treasury shares owned by subsidiaries	16		—	—	12	—	12	—	12
Issuance and effects of perpetual debentures	16D		—	—	(2,596)	—	(2,596)	8,025	5,429
Changes in non-controlling interest	16D		—	—	—	—	—	(2,480)	(2,480)

Balance at December 31, 2008			4,117	70,171	28,730	87,674	190,692	46,575	237,267
Currency translation of foreign subsidiaries	16B		—	—	(904)	—	(904)	—	(904)
Hedge derivative financial instruments	12		—	—	450	—	450	—	450
Deferred income tax recognized directly in equity	15		—	—	941	—	941	—	941
Net income			—	—	—	1,409	1,409	240	1,649

Comprehensive income for the period			—	—	487	1,409	1,896	240	2,136
Adoption of new Mexican Financial Reporting Standards			—	—	—	(2,245)	(2,245)	—	(2,245)
Capitalization of retained earnings	16A		3	4,370	—	(4,373)	—	—	—
Issuance of common stock	16A		7	14,633	—	—	14,640	—	14,640
Treasury shares owned by subsidiaries	16		—	9,623	—	—	9,623	—	9,623
Issuance and effects of convertible securities	16B		—	—	1,971	—	1,971	—	1,971
Issuance and effects of perpetual debentures	16D		—	—	(2,704)	—	(2,704)	(1,636)	(4,340)
Changes in non-controlling interest	16D		—	—	—	—	—	(1,482)	(1,482)

Balance at December 31, 2009			4,127	98,797	28,484	82,465	213,873	43,697	257,570
Currency translation of foreign subsidiaries	16B		—	—	(12,050)	—	(12,050)	—	(12,050)
Deferred income tax recognized directly in equity	15		—	—	737	—	737	—	737
Net loss			—	—	—	(16,516)	(16,516)	27	(16,489)

Comprehensive loss for the period			—	—	(11,313)	(16,516)	(27,829)	27	(27,802)
Adoption of new Mexican Financial Reporting Standards			—	—	—	2,806	2,806	—	2,806
Capitalization of retained earnings	16A		5	5,476	—	(5,481)	—	—	—
Issuance of common stock	16A		—	317	—	—	317	—	317
Issuance and effects of convertible securities	16B		—	—	1,232	—	1,232	—	1,232
Issuance and effects of perpetual debentures	16D		—	—	3,777	—	3,777	(23,549)	(19,772)
Changes in non-controlling interest	16D		—	—	—	—	—	(651)	(651)

Balance at December 31, 2010		Ps	4,132	104,590	22,180	63,274	194,176	19,524	213,700

The accompanying notes are part of these consolidated and Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

1.	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V. is a Mexican corporation, a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico in 1920 for a period of 99 years. In 2002, this period was extended to the year 2100. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”). Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V. shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares or “ADSs” under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of Parent Company only and consolidated financial statements was authorized by the Company’s management on January 27, 2011, and they will be submitted for approval in the next stockholders’ meeting.

2.	SIGNIFICANT ACCOUNTING POLICIES

A)	BASIS OF PRESENTATION AND DISCLOSURE

The Parent Company-only financial statements and their accompanying notes (Schedule 1), complementary to CEMEX’s consolidated financial statements, are presented herein to comply with requirements to which CEMEX, S.A.B. de C.V. is subject as an independent legal entity.

The financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), which recognized the effects of inflation on the financial information until December 31, 2007.

Definition of terms

When reference is made to pesos or “Ps,” it means Mexican pesos. Except when specific references are made to “earnings per share” and “prices per share”, the amounts in the financial statements and the accompanying notes are stated in millions of pesos. When reference is made to “US$” or dollars, it means millions of dollars of the United States of America (“United States”). When reference is made to “£” or pounds, it means millions of British pounds sterling. When reference is made to “€” or euros, it means millions of the currency in circulation in a significant number of European Union countries.

When it is deemed relevant, certain amounts presented in the notes to the financial statements include between parentheses a translation into dollars, into pesos, or both, as applicable. These translations are provided as informative data and should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts could be converted into pesos or dollars at the rate indicated. The translation procedures used are detailed as follows:

•

In 2010, 2009 and 2008, translations of pesos into dollars, and dollars into pesos, were determined using the closing exchange rates of Ps12.36 pesos per dollar, Ps13.09 pesos per dollar and Ps13.74 pesos per dollar for balance sheet amounts, respectively, and using the average exchange rates of Ps12.67 pesos per dollar, Ps13.60 pesos per dollar and Ps11.21 pesos per dollar for the statements of operations amounts for 2010, 2009 and 2008, respectively.

•

When the amounts between parentheses are the peso and the dollar, it means the disclosed amounts were originated in other currencies. Such amounts were determined by translating the foreign currency figures into dollars using the respective closing exchange rates at year-end, and then translated into pesos using the closing exchange rates of Ps12.36 pesos per dollar in 2010, Ps13.09 pesos per dollar in 2009 and Ps13.74 pesos per dollar in 2008.

Inflationary accounting

Beginning on January 1, 2008, pursuant to MFRS B-10, “Inflation Effects” (“MFRS B-10”), the financial statements subject to restatement are those related to an entity whose functional currency corresponds to a country in which the cumulative inflation rate over the preceding three years equals or exceeds 26% (i.e., a high-inflation environment). Designation takes place at the end of each year and inflation restatement is applied prospectively. In 2010, CEMEX restated the financial statements of its subsidiaries in Egypt, Nicaragua and Costa Rica; in 2009, the financial statements of its subsidiaries in Egypt, Nicaragua, Latvia and Costa Rica; and in 2008, the financial statements of its subsidiaries in Costa Rica and Venezuela.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

The amounts in the statements of operations, the statements of cash flows and the statement of changes in stockholders’ equity are presented in nominal pesos. The restatement adjustments as of December 31, 2007, the date the inflationary accounting was discontinued, are part of the carrying amounts. When moving back from a low-inflation to a high-inflation environment, the initial restatement factor should consider the cumulative inflation since the last time in which inflationary accounting was applied.

Upon adoption of MFRS B-10 on January 1, 2008, the accumulated result for holding non-monetary assets as of December 31, 2007 included in “Other equity reserves” (note 16B) was reclassified to “Retained earnings,” representing a decrease in this caption on such date of approximately Ps97,722.

Statement of cash flows

The statements of cash flows present cash inflows and outflows in nominal currency, and exclude inflation effects and unrealized foreign exchange effects. The statements of cash flows for the years ended December 31, 2009 and 2008 consider the classification of CEMEX’s operations in Australia as discontinued operations.

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash: a) in 2010, the effects of the exchange of a portion of CEMEX’s perpetual debentures into notes maturing in 2020 for US$1,067 and notes maturing in 2017 for €115 (note 12A), which represented a net increase in debt of Ps15,437, a reduction in equity’s non controlling interest of Ps20,838 and an increase in equity’s controlling interest of Ps5,401, meanwhile, in 2009, the effects of the exchange of promissory notes issued in Mexico (“Certificados Bursátiles” or “CBs”) into mandatorily convertible securities (note 12A), which represented a reduction in debt of Ps4,007, an increase in other financial obligations of Ps2,036 and an increase in stockholders’ equity of Ps1,971 (net of issuance expenses); b) in 2010, 2009 and 2008, the increase in stockholders’ equity associated with the capitalization of retained earnings for Ps5,481, Ps4,373 and Ps6,794, respectively (note 16A); c) in 2010 and 2009, the increase in stockholders’ equity associated with CPOs issued as part of the executive stock-based compensation for Ps312 and Ps163, respectively (note 16A); and d) in 2010 and 2009, a decrease of Ps2,911 and an increase of Ps2,245, respectively, in taxes payable as a result of the Mexican tax reform of 2009, which were recognized against retained earnings (notes 15A and 16B).

Migration to International Financial Reporting Standards

In November 2008, the Mexican National Banking and Securities Commission (“CNBV”) published regulations requiring registrants whose shares are traded on the MSE to adopt International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) no later than January 1, 2012. Earlier adoption was allowed following certain requirements published by the CNBV.

On August 31, 2010, MFRS Interpretation 19 was issued by CINIF requiring disclosure by companies in process of adoption of IFRS of any obligation and/or decision to adopt IFRS, the expected date of adoption of IFRS and the estimated impact of the adoption on the financial statements. The interpretation is effective for all financial statements issued on or after September 30, 2010.

CEMEX will adopt IFRS, as issued and interpreted by the IASB, beginning on January 1, 2012. In order to comply with the requirements of the CNBV, CEMEX has gathered the necessary resources required in the IFRS conversion effort and is in the process of identifying and measuring the necessary adjustments. As of December 31, 2010, the migration process to IFRS is in progress and CEMEX cannot estimate the effects in its consolidated financial statements.

B)	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and the entities in which the Parent Company holds, directly or through subsidiaries, more than 50% of their common stock and/or has control. Control exists when CEMEX has the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities. Balances and operations between related parties are eliminated in consolidation.

Investments in associates are accounted for by the equity method when CEMEX has significant influence, which is generally presumed with an equity interest between 10% and 50% in public companies, and between 25% and 50% in non-public companies, unless it is proven in each specific case that CEMEX has significant influence with a lower percentage. The equity method reflects in the financial statements the investment’s original cost and the proportional interest of the holding company in the associate’s equity and earnings after acquisition, considering, if applicable, the effects of inflation.

Under MFRS B-8, “Consolidated or Combined Financial Statements,” beginning in 2009, the financial statements of joint ventures, which are those entities in which CEMEX and other third-party investors have agreed to exercise joint control, are recognized under the equity method. Until December 31, 2008, financial statements of such joint ventures were consolidated through the proportional integration method, considering CEMEX’s interest in the results of operations, assets and liabilities of such entities, based on International Accounting Standard No. 31, “Interest in Joint Ventures.” No significant effects resulted from the adoption of MFRS B-8 in 2009, considering that CEMEX sold its joint venture investments in Spain in 2008 (note 11A).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

C)	USE OF ESTIMATES

The preparation of financial statements in accordance with MFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The main captions subject to estimates and assumptions include, among others, long-lived assets, allowances for doubtful accounts and inventories, deferred income tax assets, the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits.

D)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into pesos at the exchange rates prevailing at the balance sheet date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness directly related to the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency that are of a long-term investment nature. These fluctuations are recorded against stockholders’ equity, as part of the foreign currency translation adjustment of foreign subsidiaries (note 16B).

The financial statements of foreign subsidiaries, which are determined using the functional currency applicable in each country, are translated to pesos at the closing exchange rate for balance sheet accounts and at the average exchange rates of each month for income statement accounts. The corresponding translation adjustment is included within “Other equity reserves” in the balance sheet. The closing exchange rates and the approximate average exchange rates for balance sheet accounts and income statement accounts, respectively, in 2010, 2009 and 2008, were as follows:

	2010		2009		2008
Currency	Closing	Average	Closing	Average	Closing	Average
United States Dollar	12.3600	12.6700	13.0900	13.6000	13.7400	11.2100
Euro	16.4822	16.7106	18.7402	18.9186	19.2060	16.4394
British Pound Sterling	19.2854	19.5404	21.1436	21.2442	20.0496	20.4413
Colombian Peso	0.0065	0.0067	0.0064	0.0062	0.0061	0.0056
Egyptian Pound	2.1285	2.2410	2.3823	2.4483	2.4889	2.0578
Philippine Peso	0.2819	0.2813	0.2833	0.2845	0.2891	0.2509

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into pesos. Therefore, the foreign exchange rates presented in the table above between the functional currency and the peso represent the exchange rates resulting from this methodology. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by the Mexican Central Bank.

E)	CASH AND INVESTMENTS (note 4)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by short-term investments of high liquidity, which are easily convertible into cash, and which are not subject to significant risks for changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. Those fixed-income investments are recorded at cost plus accrued interest. Other investments which are easily convertible into cash are recorded at market value. Gains or losses resulting from changes in market values and accrued interest are included as part of the Comprehensive Financing Result.

Beginning on January 1, 2010, based on new MFRS C-1, “Cash and Cash Equivalents,” restricted amounts of cash and investments, comprised by deposits in margin accounts with suppliers and financial institutions that guarantee CEMEX obligations under commercial transactions as well as those associated with derivative financial instruments, to the extent that the restriction will be lifted in less than three months at the balance sheet date. When the restriction period is grater than three months, such restricted cash and investments are not considered cash equivalents and are included within short-term or long-term “Other accounts receivable,” as appropriate. When contracts contain provisions for net settlement, these restricted amounts are offset against the liabilities that CEMEX has with its counterparties.

F)	INVENTORIES (note 7)

Inventories are valued using the lower of their production cost and market value. Production cost may correspond to the latest purchase price, the average price of the last purchases or the last production cost. CEMEX analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

G)	OTHER INVESTMENTS AND NON-CURRENT RECEIVABLES (note 9B)

Other investments and non-current accounts receivable include CEMEX’s collection rights with respect to investments with maturities of more than twelve months as of the balance sheet date. Non-current assets resulting from the valuation of derivative financial instruments, as well as investments in private funds and other investments which are recognized at their estimated fair value as of the balance sheet date, and their changes in valuation are included in the statements of operations as part of the Comprehensive Financing Result.

Beginning on January 1, 2010, in accordance with MFRS C-3 “Accounts Receivable,” long-term accounts receivable are initially recognized at fair value. Subsequent changes in valuation are recognized in the Comprehensive Financing Result. The adoption of MFRS C-3 as of January 1, 2010, generated a reduction of approximately Ps146 in long-term accounts receivable, an increase in deferred tax assets of approximately Ps41 and a reduction in retained earnings of approximately Ps105.

H)	PROPERTY, MACHINERY AND EQUIPMENT (note 10)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable. When inflationary accounting is applied during high-inflation periods, such assets should be restated using the factors derived from the general price index of the countries where the assets are held.

Depreciation of fixed assets is recognized within “Cost of sales” and “Administrative and selling expenses,” depending on the utilization of the respective assets, and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. The maximum average useful lives by category of assets are as follows:

Years
Administrative buildings	35
Industrial buildings	34
Machinery and equipment in plant	21
Ready-mix trucks and motor vehicles	8
Office equipment and other assets	9

During 2010, 2009 and 2008, CEMEX capitalized, as part of the historical cost of fixed assets, the Comprehensive Financing Result, which includes interest expense, and, when inflationary accounting is applied during periods of high inflation, the monetary position result, arising from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Other costs, including periodic maintenance on fixed assets, are expensed as incurred.

I)	BUSINESS COMBINATIONS, GOODWILL, OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (note 11)

In accordance with MFRS B-7, “Business Combinations,” CEMEX applies the purchase method as the sole recognition alternative through the allocation of the purchase price to all assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price is recognized as goodwill, which is not amortized and is subject to periodic impairment tests (note 2J). If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed, within the twelve-month period after purchase.

CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when future economic benefits associated with the assets are identified and there is evidence of control over such benefits. Intangible assets are presented at their acquisition or development cost, and are restated during high inflation periods to comply with MFRS B-10. Such assets are classified as having a definite or indefinite life; the latter are not amortized since the period cannot be accurately established in which the benefits associated with such intangibles will terminate. Amortization of intangible assets of definite life is calculated under the straight-line method.

Direct costs incurred in debt issuances or borrowings are capitalized and amortized as part of the effective interest rate of each transaction over its maturity. These costs include commissions and professional fees. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years.

Startup costs are recognized in the income statement as they are incurred. Costs associated with research and development activities (“R&D”), performed by CEMEX to create new products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs, are recognized in the operating results as incurred. The Technology and Energy departments in CEMEX undertake all significant R&D activities as part of their daily activities. In 2010, 2009 and 2008, total combined expenses of these departments were approximately Ps519 (US$41), Ps408 (US$30) and Ps348 (US$31), respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

J)	IMPAIRMENT OF LONG LIVED ASSETS (notes 10 and 11)

Property, machinery and equipment, intangible assets of definite life and other investments

According to MFRS C-15, “Impairment and disposal of long-lived assets” (“MFRS C-15”), property, machinery and equipment, intangible assets of definite life and other investments are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in the operating environment in which CEMEX operates, changes in projected use or in technology, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their carrying amounts may not be recovered, in which case an impairment loss is recorded in the income statements for the period when such determination is made within “Other expenses, net.” The impairment loss results from the excess of the carrying amount over the net present value of estimated cash flows related to such assets.

Goodwill and intangible assets of indefinite life

Goodwill and other intangible assets of indefinite life are tested for impairment when needed and at least once a year, during the last quarter of the period, by determining the value in use of the reporting units, which consists in the discounted amount of estimated future cash flows to be generated by the reporting units to which those assets relate. CEMEX determines the discounted amount of estimated future cash flows over a period of 5 years, unless a longer period is justified in a specific country considering its economic cycle and the situation of the industry. A reporting unit refers to a group of one or more cash generating units. An impairment loss is recognized if the value in use is lower than the net book value of the reporting unit.

The geographic segments reported by CEMEX (note 3A), each integrated by multiple cash generating units, also represent the reporting units for purposes of testing goodwill for impairment, considering that: a) the operating components that comprise the reported segment have similar economic characteristics; b) the reported segments are the level used by CEMEX to organize and evaluate its activities in its internal information system; c) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; d) the vertical integration in the value chain of the products comprising each component; e) the type of clients, which are substantially similar in all components; f) the operative integration among components; and g) the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components.

Impairment tests are significantly sensitive, among other factors, to the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. CEMEX uses specific after-tax discount rates for each reporting unit, which are applied to after-tax cash flows. The amounts of estimated undiscounted future cash flows are significantly sensitive to the growth rate in perpetuity applied. Likewise, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit.

K)	FINANCIAL LIABILITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (note 12)

Financial liabilities

Financial liabilities such as bank loans and notes payable are recognized at their nominal amount. Interest accrued on financial instruments is recognized in the balance sheet within “Other accounts payable and accrued expenses” against financial expense.

For the years ended December 31, 2010, 2009 and 2008, CEMEX does not have financial liabilities recognized voluntarily at fair value or associated to fair value hedge strategies with derivative financial instruments.

Financial instruments with components of both liability and equity

Based on MFRS, when a financial instrument contains components of both liability and equity, such as a note that at maturity is convertible into shares of CEMEX, each component is recognized separately in the balance sheet according to the specific characteristics of each transaction. In the event of a mandatorily convertible instrument, the liability component represents the net present value of interest payments on the principal amount using a market interest rate, without assuming any early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves” net of commissions. In the case of an instrument that is optionally convertible in a fixed number of shares, the liability component represents the difference between the principal amount and the fair value of the call option premium, which reflects the equity component (note 2O).

Derivative financial instruments

In compliance with the guidelines established by its Risk Management Committee, CEMEX uses derivative financial instruments (“derivative instruments”), mainly in order to change the risk profile associated with changes in interest rates, the exchange rates of debt, or both; as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions and (ii) CEMEX’s net investments in foreign subsidiaries.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

CEMEX recognizes derivative instruments as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in the statements of operations within “Results from financial instruments” for the period in which they occur, except for hedges of cash flows and the net investment in foreign subsidiaries. Some derivative instruments have been designated as cash flow hedges. For the years ended December 31, 2010, 2009 and 2008, CEMEX has not designated any fair value hedges. The accounting rules applied to specific derivative instruments are as follows:

a)	Changes in the fair value of interest rate swaps to exchange floating rates for fixed rates, designated and that are effective as hedges of the variability in the cash flows associated with the interest expense of a portion of the debt, are recognized in stockholders’ equity. These effects are reclassified to earnings as the interest expense of the related debt is accrued.

b)	Changes in the fair value of foreign currency forwards, designated as hedges of a portion of CEMEX’s net investment in foreign subsidiaries, whose functional currency is different from the peso, are recognized in stockholders’ equity as part of the foreign currency translation result (notes 2D and 16B), which reversal to earnings would take place upon disposal of the foreign investment.

c)	Changes in the fair value of derivative instruments based on the price of CEMEX’s own shares are recognized in the statements of operations as incurred.

d)	Changes in the fair value of forward contracts on the price of raw materials and commodities, such as natural gas, designated and that are effective as hedges of the variability in market prices, are first recognized in stockholders’ equity and are subsequently reclassified to earnings starting when the underlying products are consumed.

e)	Accrued interest generated by interest rate swaps and cross currency swaps is recognized as financial expense in the relevant period, adjusting the effective interest rate of the related debt.

CEMEX reviews its different contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract, and recognized in the balance sheet as assets or liabilities, applying the same valuation rules used with other derivative instruments.

Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal. The estimated fair value represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished, between willing parties in an arm’s length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of such market, such value is determined by the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments determined by CEMEX and used for valuation, recognition and disclosure purposes in the financial statements and their notes, are supported as well by the confirmations of these values received from the financial counterparties, which act as valuation agents in these transactions.

L)	PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Company.

Restructuring (note 13)

CEMEX recognizes a provision for restructuring costs only when the restructuring plans have been properly finalized and authorized by CEMEX’s management, and have been communicated to the third parties involved and/or affected by the restructuring prior to the balance sheet date. These provisions may include costs not associated with CEMEX’s ongoing activities.

Asset retirement obligations (note 13)

Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the net present value of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to the passage of time is charged to the statements of operations. Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively.

These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation.

Costs related to remediation of the environment (notes 13 and 20)

Provisions associated with environmental damage represent the estimated future cost of remediation. These provisions are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Contingencies and commitments (notes 19 and 20)

Obligations or losses related to contingencies are recognized as liabilities in the balance sheet when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on the incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

M)	EMPLOYEE BENEFITS (note 14)

Employees’ statutory profit sharing

For the years ended December 31, 2010, 2009 and 2008, current and deferred employees’ statutory profit sharing (“ESPS”) is presented within “Other expenses, net.” Deferred ESPS is calculated applying the ESPS rate to the total temporary differences resulting from comparing the book values and the taxable values for ESPS purposes of assets and liabilities according to applicable legislation. Until December 31, 2007, deferred ESPS was determined considering temporary differences of a non-recurring nature, arising from the reconciliation of net income and the taxable income of the period for ESPS purposes. The cumulative initial effect for the adoption of new MFRS D-3, “Employee benefits,” (“MFRS D-3”) as of January 1, 2008, represented an expense of approximately Ps2,283, which was included within “Retained earnings.”

Defined contribution plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined benefit plans, other postretirement benefits and termination benefits

CEMEX recognizes the costs associated with employees’ benefits for: a) defined benefit pension plans; b) other postretirement benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted pursuant to applicable law or by Company grant; and c) termination benefits, not associated with a restructuring event, which mainly represent severance payments by law. These costs are recognized in the operating results, as services are rendered, based on actuarial estimations of the benefits’ present value. The actuarial assumptions in a low-inflation environment consider the use of real nominal rates. For certain pension plans, irrevocable trust funds have been created to cover future benefit payments. These assets are valued at their estimated fair value at the balance sheet date.

The actuarial gains and losses (“actuarial results”), which exceed the greater of 10% of the fair value of the plan assets, and 10% of the present value of the plan obligations, the prior service cost and the transition liability, are amortized to the operating results over the employees’ estimated active service life. In accordance with the transition rules of new MFRS D-3, beginning January 1, 2008, the actuarial results, prior service costs and the transition liability recognized as of December 31, 2007, should be amortized to the income statement in a maximum period of five years. The net periodic cost for the years ended December 31, 2010, 2009 and 2008 includes a portion of this transition amortization. The excess of amortization expense resulting from the transition rule is recognized within “Other expenses, net.”

The net periodic cost recognized in the operating results includes: a) the service cost for additional benefits earned by employees during the period; b) the interest cost for the increase in the liability by the passage of time; c) the amortization of the actuarial gains and losses, prior service cost and transition liability; and d) the expected return on plan assets for the period.

N)	INCOME TAXES (note 15)

According to MFRS D-4, “Accounting for Income Taxes” (“MFRS D-4”), the effects reflected in the income statements for income taxes include the amounts incurred during the period as well as the amounts of deferred income taxes, in both cases determined according to the income tax law applicable to each subsidiary. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, taking into account and subject to a recoverability analysis, tax loss carryforwards as well as other recoverable taxes and tax credits. Deferred income taxes for the period represent the difference between the balances of deferred income at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to MFRS, all items charged or credited directly in stockholders’ equity are recognized net of their deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the income statement for the period in which the change is officially enacted.

For the recognition of deferred tax assets derived from net operating losses and their corresponding valuation reserve, CEMEX makes an assessment of: a) the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country that CEMEX believes the tax authorities would not reject based on available evidence; and b) the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is more-likely-than-not that the tax authorities would reject a self-determined deferred tax asset, it would decrease its deferred tax assets. Likewise, if CEMEX believes that it would not be able to use a deferred tax carryforward asset before its expiration, CEMEX would increase its valuation reserve. Both situations would result in additional income tax expense in the income statement for the period in which such determination is made.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

In the determination of whether it is more likely than not that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. Likewise, every reporting period, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX’s income statement in such period.

Based on changes in MFRS D-4 effective starting January 1, 2008, CEMEX reclassified the cumulative effect at December 31, 2007 for the initial recognition of deferred income taxes based on the assets and liabilities method from “Other equity reserves” to “Retained earnings” (note 16B). In addition, it was required to determine deferred income taxes for investments in associates. CEMEX recognized the cumulative initial effect as of January 1, 2008 against “Retained earnings.”

In November 2009 reforms to the income tax law were approved in Mexico which became effective beginning January 1, 2010 (note 15A). These reforms include changes to the tax consolidation regime in Mexico pursuant to which entities are required, among other changes, to determine income taxes as if the tax consolidation provisions did not exist from 1999 and onward, In connection with this change in tax consolidation law, on December 15, 2009, CINIF issued for its immediate application MFRS Interpretation 18, “Effects on income taxes arising from the tax reform 2009” (“Interpretation 18”). Interpretation 18 establishes that the portion of the liability related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation, should be recognized against retained earnings. Moreover, Interpretation 18 clarifies that the tax liabilities associated with the tax loss carryforwards used in the tax consolidation of the Mexican subsidiaries should not be offset with deferred tax assets in the balance sheet; therefore, beginning in 2009, CEMEX recognizes separately deferred income tax assets and liabilities associated with this concept. The realization of these tax assets is subject to the generation of future tax earnings in the controlled subsidiaries that generated the tax loss carryforwards in the past. In December 2010, by means of miscellaneous rules, the tax authority in Mexico eliminated the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. Based on Interpretation 18, the effects from these modifications were recognized in 2010 against “Retained earnings” (notes 15A and 16C).

O)	STOCKHOLDERS’ EQUITY

Beginning in 2008, stockholders’ equity of the Parent Company would only be restated during high-inflation periods in Mexico.

Common stock and additional paid-in capital (note 16A)

These items represent the value of stockholders’ contributions, restated considering the Mexican inflation until December 31, 2007, including those increases related to the recapitalization of retained earnings and executive compensation (note 16).

Other equity reserves (note 16B)

This caption groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the elements of “Comprehensive income (loss) for the period,” which is presented in the statement of changes in stockholders’ equity. Comprehensive income includes, in addition to net income (loss), certain changes in stockholders’ equity during a period, not resulting from investments by owners and distributions to owners.

The balance of “Other equity reserves” includes the result from holding non-monetary assets accrued until December 31, 2007, which referred to the difference between the revaluation effect of non-monetary assets (inventories, fixed assets, intangible assets) using specific restatement factors, and the effect that would have resulted using inflation-only restatement factors.

The most significant items within “Other equity reserves” during the reported periods are as follows:

Items of “Other equity reserves” included within comprehensive income for the period:

•

Currency translation effects from the translation of foreign subsidiaries’ financial statements, net of changes in the estimated fair value of foreign currency forward contracts related to net investment in foreign subsidiaries (note 2K), and exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries, as well as from foreign currency related parties balances that are of a long-term investment nature (note 2D);

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2K); and

•	The deferred income tax arising from items whose effects are directly recognized in stockholders’ equity.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Items of “Other equity reserves” not included in comprehensive income for the period:

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries;

•

Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•

The component of equity of outstanding mandatorily convertible securities into shares of the Parent Company (note 12A). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital;

•

The component of equity of the optional convertible subordinated notes into shares of the Parent Company (note 12A). If the conversion option is exercised, this amount would be reclassified to additional paid-in capital;

•	The cancellation of the Parent Company’s shares held by consolidated subsidiaries.

Retained earnings (note 16C)

Retained earnings represent the cumulative net results of prior accounting periods, net of dividends declared to stockholders, and net of any recapitalizations of retained earnings. Retained earnings also include the effects from the adoption of certain newly issued MFRS as detailed in note 16C.

Non-controlling interest and perpetual debentures (note 16D)

This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the amount as of the balance sheet date of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments because there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) an unilateral option to defer interest payments or preferred dividends for indeterminate periods.

P)	REVENUE RECOGNITION

CEMEX’s consolidated revenues represent the value, before tax on sales, of products and services sold by consolidated subsidiaries as a result of ordinary activities, after the elimination of transactions between related parties. Revenues are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized when goods are delivered or are services rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Revenues from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes the total risk of property on the goods purchased, not acting as agent or commissioner.

Revenues and costs associated with construction contracts are recognized in the period in which the work is performed by reference to the stage of completion of the contract activity at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset to be constructed; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual cost incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

Q)	COST OF SALES, ADMINISTRATIVE AND SELLING EXPENSES AND DISTRIBUTION EXPENSES

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production and expenses related to storage in producing plants. Cost of sales excludes expenses related to personnel, equipment and services involved in sale activities and storage of product at points of sales, as well as costs related to warehousing of products at the selling points.

Expenses related to freight of raw material in plants, as well as of finished product between plants and points of sale and freight expenses between points of sales and customers’ facilities, are all recognized within distribution expenses.

For the years ended December 31, 2010, 2009 and 2008, selling expenses amounted to Ps7,894, Ps9,310 and Ps11,079, respectively. Distribution expenses refer to freight of finished products between points of sale and the customers’ facilities.

R)	MONETARY POSITION RESULT

Monetary position result represents the gain or loss for holding monetary assets and liabilities in high-inflation environments and is calculated applying the inflation rate of the country where the subsidiary operates to its net monetary position (monetary assets less monetary liabilities).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

S)	OTHER EXPENSES, NET

The caption consists primarily of revenues and expenses not directly related to CEMEX’s main activity, or which are of an unusual or non-recurring nature. Other expenses, net in 2010, 2009 and 2008, consist of the following:

	2010		2009	2008
Impairment losses (notes 8, 9B, 10 and 11)	Ps	(1,904)	(889)	(21,125)
Restructuring costs (note 13)		(897)	(1,100)	(3,141)
Charitable contributions		(385)	(264)	(174)
Current and deferred ESPS (note 2M)		(5)	(8)	2,283
Results from the sale of assets and others, net		(3,481)	(3,268)	754

Other expenses, net	Ps	(6,672)	(5,529)	(21,403)

T)	EXECUTIVE STOCK-BASED COMPENSATION (note 17)

Beginning in 2009, CEMEX applies MFRS D-8, “Share-based payments” (“MFRS D-8”), to recognize its executive stock-based compensation programs. Until 2008, CEMEX applied International Financial Reporting Standard 2 “Shared-based payments.” There were no effects from the adoption of MFRS D-8 in 2009.

Stock awards based on CEMEX shares granted to executives are defined as equity instruments, when services received from employees are settled delivering CEMEX’s shares; or as liability instruments, when CEMEX commits to make cash payments to the executives on the exercise date of the awards based on changes in the CEMEX’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the income statement during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the income statement. CEMEX determines the estimated fair value of options using the binomial financial option-pricing model.

U)	EMISSION RIGHTS

In some countries where CEMEX operates, such as in the European Union (“EU”), governments have established mechanisms aimed to reduce carbon-dioxide emissions (“CO2”), by means of which industries releasing CO2 must submit to the environmental authority at the end of a compliance period, emission rights for a volume equivalent to the tons of CO2 released. In addition, the United Nations Framework Convention on Climate Change (“UNFCCC”) grants Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. CERs may be used in specified proportions to settle emission rights obligations in the EU. CEMEX actively participates in the development of projects aimed to reduce CO2 emissions. Some of these projects have been awarded with CERs.

In the absence of a MFRS or an IFRS that defines an accounting treatment for these schemes, CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows:

•	Emission rights granted by governments are not recognized in the balance sheet considering their cost is zero;

•

Revenues from the sale of any surplus of emission rights are recognized decreasing cost of sales; in the case of forward sale transactions, revenues are recognized upon physical delivery of the emission certificates;

•

Emission rights and/or CERs acquired to hedge current CO2 emissions are recognized as intangible assets at cost, and are further amortized to cost of sales during the compliance period. In the case of forward purchases, assets are recognized upon physical reception of the emission certificates;

•

CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs;

•

CERs received from the UNFCCC are recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred with authorities in the process of obtaining such CERs;

•	CEMEX does not maintain emission rights, CERs and/or forward transaction with trading purposes.

The combined effect of the use of alternate fuels that help reduce the emission of CO2 and the downturn in produced cement volumes in the EU, has generated a surplus of emission rights held over the estimated CO2 emissions. From the consolidated surplus of emission rights, during 2010, 2009 and 2008, CEMEX sold an aggregate amount of approximately 19.4 million certificates, receiving revenues of approximately Ps1,417, Ps961 and Ps3,666, respectively. As of December 31, 2010, there are forward sale commitments for approximately Ps319 with settlement in March 2011.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

V)	CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of December 31, 2010, 2009 and 2008, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

W)	NEWLY ISSUED FINANCIAL REPORTING STANDARDS EFFECTIVE IN 2011 AND 2012

In 2010 and 2009, the CINIF issued the following MFRS, effective beginning January 1, 2011 and 2012, as indicated below:

MFRS B-5, “Financial information by segments” (“MFRS B-5”)

New MFRS B-5 supersedes Bulletin B-5, “Financial information by segments.” The most significant changes, beginning on January 1, 2011, are the following: (i) companies should disclose information by operating segment which is usually used by top management, in addition to the current disclosure of information by products or services and geographical segments; (ii) the requirement that companies disclose information by primary and secondary segments will be eliminated; (iii) a business in pre-operative stage may be considered as an operating segment; (iv) disclosure by segments of financial income and expenses will be required, as well as other components of Comprehensive Financial Result; and (v) disclosure of liabilities by operating segment will be required. CEMEX does not anticipate any material impact as a result of the adoption of new MFRS B-5 in 2011.

MFRS B-9, “Interim Financial Reporting” (“MFRS B-9”)

New MFRS B-9 supersedes Bulletin B-9, “Interim Financial Reporting.” The most significant changes, beginning on January 1, 2011, are the following: (i) MFRS B-9 requires the statement of changes in stockholders’ equity and the statement of cash flows in addition to the balance sheet and the income statements; and (ii) requires for all financial statements that information presented for interim periods be compared to the equivalent interim period for the immediate previous year, and in the case of the balance sheet also to be compared to the balance sheet as of the end of the immediate prior year. CEMEX does not anticipate any material impact as a result of the adoption of new MFRS B-9 in 2011.

MFRS C-4, “Inventories” (“MFRS C-4”)

In November 2010, CINIF issued MFRS C-4. The main aspects of MFRS C-4 beginning on January 1, 2011, are as follows: (i) MFRS C-4 formally prohibits the use of the direct cost method for inventory valuation, which exclude fixed production costs; (ii) the inventory allocation to the cost of sales at the moment of a sale transaction based on last inputs first outputs, or LIFO, has been eliminated. CEMEX does not use either of the two options eliminated; therefore, CEMEX does not anticipate any material impact as a result of the adoption of new MFRS C-4 in 2011.

MFRS C-5, “Advanced Payments” (“MFRS C-5”)

In November 2010, CINIF also issued MFRS C-5. Beginning on January 1, 2011, MFRS C-5 requires: (i) that advanced payments for the purchase of inventory or fixed assets be recognized within short-term or long-term assets, as appropriate, but outside the items of inventory and/or fixed assets, as it was the previous practice; and (ii) requires that advance payments should be subject to impairment losses when the carrying amount exceeds the expected benefits. CEMEX does not anticipate any material impact as a result of the adoption of new MFRS C-5 in 2011.

MFRS C-6, “Properties, Plant and Equipment” (“MFRS C-6”)

In December 2010, CINIF issued MFRS C-6, which supersedes Bulletin C-6, “Real Estate, Machinery and Equipment.” The main changes beginning from MFRS C-6 on January 1, 2011, are the following: (i) specifically covers plant and equipment associated with biological assets and mining industries; (ii) establishes guidelines for the recognition at fair value of exchanges of non-monetary assets when the transaction has commercial substance, with gains and losses upon initial recognition being recognized through the income statement for the period; (iii) incorporates the basis to determine the residual value for components of fixed assets; (iv) defines that assets received for no consideration have an acquisition cost equal to zero instead of being recognized at fair value in equity surplus; and (v) requires that idle components should continue to be depreciated unless depreciation method is based on the component’s activity. In addition, beginning January 1, 2012, MFRS C-6 establishes the requirement to depreciate the main components of fixed assets which have clearly different useful lives based on such specific useful lives instead of as a single major asset. CEMEX does not anticipate any material impact to its financial statements as a result of the adoption of new MFRS C-6 in 2011 and 2012.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

MFRS C-18, “Asset Retirement Obligations” (“MFRS C-18”)

In December 2010, CINIF issued MFRS C-18, which beginning on January 1, 2011, establishes guidelines for measurement and recognition of obligations associated with the retirement of property, plant and equipment, as well as obligations in connection with environmental remediation upon retirement of a component of fixed assets. Retirement activities comprise permanent elimination, dismantling, demolition, sale, abandonment and recycling, among others. Under MFRS C-18, such obligations should be measured by the net present value of expected cash flows required to meet the obligation and should be initially recognized against the acquisition cost of the related asset. Changes in the estimation as a result to modifications in discount rates are recognized through the financing cost, while changes in cash flow estimations are recognized against the corresponding asset. Before MFRS C-18, as a general matter, other MFRS provided for the same recognition of the obligation against the related asset, and measurement techniques were obtained from international financial reporting standards, very similar to the actual guidelines of MFRS C-18. Consequently, CEMEX does not anticipate any material impact to its financial statements as a result of the adoption of MFRS C-18 in 2011.

Improvements to MFRS 2011

In December 2010, CINIF also issued several improvements to certain existing MFRS. The most significant changes in respect to existing guidelines beginning on January 1, 2011 are as follows:

•

Bulletin C-3, “Accounts receivable.” Changes require that interest income should be accrued to the extent the amount could be reasonably quantified and the recoverability is probable. In addition, doubtful accounts should not generate interest income.

•

MFRS C-10, “Derivative financial instruments and hedging activities.” Changes clarify that: (i) certain effects can be excluded from effectiveness tests; (ii) allows the designation as a hedge of an intercompany forecasted transaction when functional currencies are different; and (iii) requires the gross presentation of margin accounts.

•

Bulletin D-5, “Leases.” Changes incorporate guidance to determine: (i) the discount rate to measure a capital lease; (ii) requires additional disclosures for such capital leases; and (iii) modifies the moment when a gain or loss for a sale and lease back transaction should be recognized.

Except for the reclassification of margin accounts associated with derivative instruments (note 2E), which are currently offset against the liabilities that CEMEX has with its counterparties, CEMEX does not anticipate any material impact to its financial statements as a result of the adoption of these MFRS improvements in 2011.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

3.	SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT AND DISCONTINUED OPERATIONS

3A)	GEOGRAPHIC OPERATING SEGMENTS

Operating segments are defined as the components of an entity oriented to the production and sale of goods and services, which are subject to risks and benefits different from those associated with other business segments. CEMEX operates principally in the construction industry segment through the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates.

CEMEX operates geographically on a regional basis. Each regional manager supervises and is responsible for all the business activities in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates. The country manager, who is one level below the regional manager in the organizational structure, reports to the regional manager the operating results of the country manager’s business unit, including all the operating sectors. CEMEX’s management internally evaluates the results and performance of each country and region for decision-making purposes, following a vertical integration approach. According to this approach, in the daily operations, management allocates economic resources on a country basis rather than on an operating component basis.

The main indicator used by CEMEX’s management to evaluate the performance of each country is operating EBITDA, which CEMEX defines as operating income plus depreciation and amortization. This indicator, which is presented in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX’s management for decision-making purposes. The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in note 2. CEMEX recognizes sales and other transactions between related parties based on market values.

Selected statements of operation information by geographic operating segment for the year ended December 31, 2008 has been modified as a result of the presentation of discontinued operations in connection with the sale of CEMEX’s operations in Australia (notes 3B and 11A). Information for the years ended December 31, 2010, 2009 and 2008 was as follows:

2010	Net sales (including related parties)		Related parties	Consolidated net sales	Operating income (loss)	Operating depreciation and amortization	Operating EBITDA
North America
Mexico	Ps	42,907	(744)	42,163	12,380	1,940	14,320
United States		31,575	(70)	31,505	(8,990)	7,978	(1,012)
Europe
Spain		8,013	(110)	7,903	984	777	1,761
United Kingdom		14,320	—	14,320	(780)	1,153	373
Germany		13,524	(864)	12,660	26	589	615
France		12,179	—	12,179	221	897	1,118
Rest of Europe [1]		13,682	(632)	13,050	399	746	1,145
Central and South America and the Caribbean
Colombia		6,964	(8)	6,956	2,226	262	2,488
Rest of Central and South America and the Caribbean [2]		12,380	(1,588)	10,792	2,222	1,079	3,301
Africa and Middle East
Egypt		8,608	(174)	8,434	4,146	274	4,420
Rest of Africa and Middle East [3]		5,248	—	5,248	228	233	461
Asia
Philippines		4,014	—	4,014	909	322	1,231
Rest of Asia [4]		2,512	—	2,512	73	124	197
Others [5]		8,215	(1,691)	6,524	(3,201)	2,100	(1,101)

Total	Ps	184,141	(5,881)	178,260	10,843	18,474	29,317

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Selected statements of operations information by geographic operating segment – continued.

2009	Net sales (including related parties)		Related parties	Consolidated net sales	Operating income (loss)	Operating depreciation and amortization	Operating EBITDA
North America
Mexico	Ps	42,339	(730)	41,609	13,965	1,878	15,843
United States		38,472	(58)	38,414	(7,290)	8,630	1,340
Europe
Spain		11,308	(127)	11,181	1,667	912	2,579
United Kingdom		16,126	—	16,126	(859)	1,438	579
Germany		16,492	(1,068)	15,424	658	745	1,403
France		13,866	—	13,866	786	770	1,556
Rest of Europe [1]		16,174	(387)	15,787	976	983	1,959
Central and South America and the Caribbean
Colombia		6,766	(2)	6,764	2,672	406	3,078
Rest of Central and South America and the Caribbean [2]		13,857	(1,776)	12,081	2,784	1,147	3,931
Africa and Middle East
Egypt		8,372	—	8,372	3,465	289	3,754
Rest of Africa and Middle East [3]		6,425	—	6,425	830	206	1,036
Asia
Philippines		3,867	(68)	3,799	996	327	1,323
Rest of Asia [4]		2,566	—	2,566	102	137	239
Others [5]		9,709	(4,322)	5,387	(4,912)	2,445	(2,467)

Total	Ps	206,339	(8,538)	197,801	15,840	20,313	36,153

2008	Net sales (including related parties)		Related parties	Consolidated net sales	Operating income (loss)	Operating depreciation and amortization	Operating EBITDA
North America
Mexico	Ps	42,857	(1,221)	41,636	14,254	1,880	16,134
United States		52,040	(23)	52,017	(461)	7,932	7,471
Europe
Spain		17,493	(306)	17,187	4,325	854	5,179
United Kingdom		19,225	—	19,225	(1,411)	1,671	260
Germany		15,883	(909)	14,974	434	719	1,153
France		14,266	—	14,266	505	1,218	1,723
Rest of Europe [1]		19,343	(422)	18,921	2,009	1,058	3,067
Central and South America and the Caribbean
Venezuela		4,443	(157)	4,286	958	392	1,350
Colombia		6,667	(3)	6,664	2,116	735	2,851
Rest of Central and South America and the Caribbean [2]		13,035	(1,570)	11,465	2,481	908	3,389
Africa and Middle East
Egypt		5,218	—	5,218	2,176	244	2,420
Rest of Africa and Middle East [3]		6,850	—	6,850	558	206	764
Asia
Philippines		2,928	(88)	2,840	528	283	811
Rest of Asia [4]		2,313	252	2,565	57	100	157
Others [5]		13,368	(5,817)	7,551	(2,441)	1,499	(942)

Total	Ps	235,929	(10,264)	225,665	26,088	19,699	45,787

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

All significant balances and transactions between related parties have been eliminated in the preparation of the selected balance sheet information by operating geographic segments. As of December 31, 2010 and 2009, the information was as follows:

December 31, 2010	Investments in associates		Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures
North America
Mexico	Ps	803	62,079	62,882	11,222	51,660	1,089
United States		193	219,506	219,699	18,535	201,164	945
Europe
Spain		155	49,668	49,823	26,171	23,652	581
United Kingdom		227	30,424	30,651	12,503	18,148	657
Germany		72	10,804	10,876	6,186	4,690	593
France		633	14,933	15,566	7,076	8,490	294
Rest of Europe [1]		105	22,080	22,185	4,970	17,215	688
Central and South America and the Caribbean
Colombia		—	10,422	10,422	4,533	5,889	241
Rest of Central and South America and the Caribbean [2]		22	20,003	20,025	3,951	16,074	794
Africa and Middle East
Egypt		—	7,780	7,780	3,116	4,664	315
Rest of Africa and Middle East [3]		1	6,837	6,838	2,366	4,472	102
Asia
Philippines		—	8,371	8,371	1,783	6,588	181
Rest of Asia [4]		—	1,647	1,647	624	1,023	53
Corporate [5]		4,374	13,190	17,564	196,609	(179,045)	—
Others [5]		1,676	29,092	30,768	1,752	29,016	430

Total	Ps	8,261	506,836	515,097	301,397	213,700	6,963

December 31, 2009	Investments in associates		Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures
North America
Mexico	Ps	790	63,141	63,931	13,983	49,948	1,157
United States		2,329	241,691	244,020	24,430	219,590	817
Europe
Spain		212	64,555	64,767	36,214	28,553	1,015
United Kingdom		257	34,531	34,788	17,324	17,464	781
Germany		90	12,265	12,355	7,337	5,018	426
France		738	17,350	18,088	8,369	9,719	202
Rest of Europe [1]		116	25,732	25,848	5,982	19,866	1,818
Central and South America and the Caribbean
Colombia		—	10,305	10,305	4,530	5,775	66
Rest of Central and South America and the Caribbean [2]		25	21,573	21,598	4,634	16,964	1,354
Africa and Middle East
Egypt		—	8,992	8,992	3,988	5,004	324
Rest of Africa and Middle East [3]		—	7,656	7,656	2,401	5,255	69
Asia
Philippines		—	8,651	8,651	1,846	6,805	85
Rest of Asia [4]		—	2,516	2,516	592	1,924	28
Corporate [5]		4,492	19,535	24,027	189,478	(165,451)	—
Others [5]		1,846	32,898	34,744	3,608	31,136	512

Total	Ps	10,895	571,391	582,286	324,716	257,570	8,654

Total consolidated liabilities in 2010 and 2009 include debt of Ps202,818 and Ps211,144, respectively. Of such balances, 26% and 27% was is in the Parent Company, 42% and 40% in Spain, 13% and 14% in Dutch finance subsidiaries, 17% and 15% in a finance subsidiary in the United States, and 2% and 4% in other countries, in 2010 and 2009, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Net sales by product and geographic segment for the years ended December 31, 2010, 2009 and 2008 were as follows:

2010	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
North America
Mexico	Ps	27,911	11,233	1,622	10,723	(9,326)	42,163
United States		12,232	10,708	7,091	9,274	(7,800)	31,505
Europe
Spain		6,107	2,057	757	1,089	(2,107)	7,903
United Kingdom		3,055	5,107	4,870	6,092	(4,804)	14,320
Germany		4,313	5,770	3,494	3,126	(4,043)	12,660
France		—	10,051	3,371	368	(1,611)	12,179
Rest of Europe [1]		6,799	5,596	1,927	1,089	(2,361)	13,050
Central and South America and the Caribbean
Colombia		5,612	2,021	283	626	(1,586)	6,956
Rest of Central and South America and the Caribbean [2]		10,139	2,732	337	469	(2,885)	10,792
Africa and Middle East
Egypt		7,050	702	41	413	228	8,434
Rest of Africa and Middle East [3]		387	3,988	1,017	686	(830)	5,248
Asia
Philippines		3,976	—	—	38	—	4,014
Rest of Asia [4]		779	1,497	190	146	(100)	2,512
Others [5]		—	—	—	8,215	(1,691)	6,524

Total	Ps	88,360	61,462	25,000	42,354	(38,916)	178,260

2009	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
North America
Mexico	Ps	27,992	11,344	1,471	8,929	(8,127)	41,609
United States		13,746	13,788	8,402	11,434	(8,956)	38,414
Europe
Spain		8,447	3,205	985	1,647	(3,103)	11,181
United Kingdom		3,421	5,886	5,674	6,691	(5,546)	16,126
Germany		5,225	7,428	4,176	3,731	(5,136)	15,424
France		—	11,397	3,835	394	(1,760)	13,866
Rest of Europe [1]		7,246	6,961	2,627	1,445	(2,492)	15,787
Central and South America and the Caribbean
Colombia		5,314	2,032	303	551	(1,436)	6,764
Rest of Central and South America and the Caribbean [2]		11,460	3,198	317	509	(3,403)	12,081
Africa and Middle East
Egypt		7,129	706	46	84	407	8,372
Rest of Africa and Middle East [3]		940	4,970	920	707	(1,112)	6,425
Asia
Philippines		3,850	—	—	17	(68)	3,799
Rest of Asia [4]		738	1,533	169	226	(100)	2,566
Others [5]		—	—	—	9,712	(4,325)	5,387

Total	Ps	95,508	72,448	28,925	46,077	(45,157)	197,801

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Net sales by product and geographic segment – continued.

2008	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
North America
Mexico	Ps	28,666	13,017	1,355	7,597	(8,999)	41,636
United States		17,429	19,601	11,379	17,258	(13,650)	52,017
Europe
Spain		11,900	5,267	1,224	3,526	(4,730)	17,187
United Kingdom		3,773	7,427	6,574	8,208	(6,757)	19,225
Germany		5,275	6,783	3,525	4,089	(4,698)	14,974
France		—	11,632	3,588	815	(1,769)	14,266
Rest of Europe [1]		8,947	8,709	2,702	1,579	(3,016)	18,921
Central and South America and the Caribbean
Venezuela		3,046	1,398	204	106	(468)	4,286
Colombia		4,656	2,340	450	1,159	(1,941)	6,664
Rest of Central and South America and the Caribbean [2]		10,518	3,234	249	810	(3,346)	11,465
Africa and Middle East
Egypt		4,728	485	39	80	(114)	5,218
Rest of Africa and Middle East [3]		—	5,449	799	1,263	(661)	6,850
Asia
Philippines		2,919	—	—	9	(88)	2,840
Rest of Asia [4]		791	1,533	166	229	(154)	2,565
Others [5]		—	—	—	12,356	(4,805)	7,551

Total	Ps	102,648	86,875	32,254	59,084	(55,196)	225,665

Footnotes to the geographic segment tables presented above:

[1]	For the reported periods, the segment “Rest of Europe” refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Croatia, Hungary and Latvia.
[2]

For the reported periods, the segment “Rest of Central and South America and the Caribbean” includes CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Jamaica and Argentina. As mentioned in note 11A, in August 2008 the Government of Venezuela nationalized CEMEX’s operations in that country, therefore, operations reported in 2008 refer to the seven-month period ended July 31, 2008.

[3]	The segment “Rest of Africa and Middle East” includes the operations in the United Arab Emirates and Israel.
[4]	For the reported periods, the segment “Rest of Asia” includes the operations in Thailand, Bangladesh, China and Malaysia.
[5]

This segment refers to: 1) cement trade maritime operations, 2) the subsidiary involved in the development of information technology solutions (Neoris, N.V.), 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

3B)	DISCONTINUED OPERATIONS

On October 1, 2009, CEMEX completed the sale of its Australian operations to a subsidiary of Holcim Ltd. for approximately 2,020 million Australian dollars (approximately US$1,700). The assets divested consisted of 249 ready-mix concrete plants, 83 aggregate quarries and 16 concrete pipe plants. The sale also included CEMEX’s 25% interest in Cement Australia, which assets include four cement plants, one grinding mill and several works under construction, with an aggregate cement production capacity of 5.1 million tons. As a result of this significant divestiture, the Australian operations included in the statements of operations for the years ended December 31, 2009 and 2008, were reclassified to the single line item of “Discontinued operations,” which includes, in 2009, a loss on sale, net of income tax, and the reclassification of foreign currency translation effects accrued in equity for an aggregate amount of approximately Ps5,901 (US$446). The 2009 loss on the sale of CEMEX’s Australian assets includes an expense of approximately Ps1,310 (US$99) resulting from the reclassification to the statement of operations of foreign currency translation effects accrued in equity until the moment of sale, as well as an income tax benefit of approximately Ps2,528 (US$191).

Selected condensed balance sheet information of discontinued operations of CEMEX in Australia as of September 30, 2009 was as follows:

	(unaudited) September 30, 2009
Current assets	Ps	6,027
Investment in associates		2,870
Property, machinery and equipment, net		13,343
Goodwill		8,657
Intangible assets, net		3,885
Other non-current assets		850

Total assets from discontinued operations		35,632

Short-term debt		1,634
Other current liabilities		2,634
Long-term debt		140
Other non-current liabilities		2,324

Total liabilities from discontinued operations		6,732

Net assets from discontinued operations	Ps	28,900

The following table presents condensed income statement information of the discontinued operations of CEMEX Australia for the nine-month period ended September 30, 2009 and the twelve-month period ended December 31, 2008, respectively:

	September 30, 2009		December 31, 2008
Sales	Ps	13,015	17,536
Cost of sales and operating expenses		(11,817)	(15,740)

Operating income		1,198	1,796
Other expenses, net		(87)	(92)
Comprehensive financial result		(179)	(399)
Equity in income of associates		208	229

Income before income tax		1,140	1,534
Income tax		512	563

Net income	Ps	1,652	2,097

Depreciation	Ps	631	856
Amortization	Ps	256	309
Capital expenditures	Ps	128	737

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

4.	CASH AND INVESTMENTS

As of December 31, 2010 and 2009, consolidated cash and investments consisted of:

	2010		2009
Cash and bank accounts	Ps	3,659	11,295
Fixed-income securities		4,683	2,783
Investments in marketable securities		12	26

	Ps	8,354	14,104

As of December 31, 2010 and 2009, the balance of cash and investments excludes amounts deposited in margin accounts that guarantee several obligations of CEMEX for approximately Ps2,918 and Ps3,962, respectively, of which approximately Ps1,972 in 2010 and Ps2,553 in 2009, related to derivative financial instruments, were offset against the liabilities of CEMEX with its counterparties. In 2010, fixed-income securities include approximately Ps195 for the CB reserve (note 12A).

5.	TRADE ACCOUNTS RECEIVABLE

As of December 31, 2010 and 2009, consolidated trade accounts receivable consisted of:

	2010		2009
Trade accounts receivable	Ps	14,439	15,954
Allowances for doubtful accounts		(2,246)	(2,571)

	Ps	12,193	13,383

As of December 31, 2010 and 2009, trade receivables exclude receivables of Ps9,968 (US$807) and Ps9,624 (US$735), respectively, that were sold to financial institutions under securitization programs for the sale of trade receivables, established in Mexico, the United States, Spain and France. Under these programs, CEMEX effectively surrenders control associated with the trade receivables sold and there is no guarantee or obligation to reacquire the assets; therefore, the amount of receivables sold is removed from the balance sheet at the moment of sale, except for the amounts owed by the counterparties, which are reclassified to other short-term accounts receivable. Trade receivables qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade receivables is recorded as financial expense and amounted to approximately Ps368 (US$29) in 2010, Ps645 (US$47) in 2009 and Ps656 (US$58) in 2008.

CEMEX’s securitization programs are negotiated for specific periods and should be renewed at their maturity, normally for periods of one or two years. Programs outstanding in Mexico, the United States, Spain and France mature in December 2011, May 2011, May 2011 and September 2011, respectively.

Allowances for doubtful accounts are established according to the credit history and risk profile of each customer. Changes in the valuation allowance for doubtful accounts in 2010, 2009 and 2008, were as follows:

	2010		2009	2008
Allowances for doubtful accounts at beginning of period	Ps	2,571	2,261	1,991
Charged to selling expenses		353	777	602
Deductions		(609)	(454)	(523)
Business combinations		2	—	63
Foreign currency translation and inflation		(71)	(13)	128

Allowances for doubtful accounts at end of period	Ps	2,246	2,571	2,261

6.	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2010 and 2009, consolidated other accounts receivable consisted of:

	2010		2009
Non-trade accounts receivable	Ps	4,262	3,650
Current portion of valuation of derivative instruments		7,448	1,259
Interest and notes receivable		3,412	3,700
Loans to employees and others		264	375
Refundable taxes		738	356

	Ps	16,124	9,340

Non-trade accounts receivable are mainly attributable to the sale of assets. As of December 31, 2010 and 2009, the caption “Interests and notes receivable” include Ps3,306 and Ps3,083, respectively, arising from uncollected trade receivables sold under securitization programs (note 5), and Ps221 in 2010 and Ps235 in 2009 arising from the settlement of derivative instruments related to perpetual debentures issued by CEMEX (notes 12C and 16D).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

7.	INVENTORIES

As of December 31, 2010 and 2009, consolidated balances of inventories are summarized as follows:

	2010		2009
Finished goods	Ps	5,434	5,168
Work-in-process		2,710	3,207
Raw materials		2,783	3,005
Materials and spare parts		4,383	5,729
Advances to suppliers		446	331
Inventory in transit		301	233
Allowance for obsolescence		(513)	(482)

	Ps	15,544	17,191

During December 2010, as a result of analyses performed during the year, main components of plant and equipment that were held as part of materials and spare parts in inventory for approximately Ps724 (US$59) were reclassified to fixed assets (note 10). CEMEX recognized in the statements of operations, inventory impairment losses of approximately Ps17 in 2010, Ps91 in 2009 and Ps81 in 2008.

8.	OTHER CURRENT ASSETS

As of December 31, 2010 and 2009, consolidated other current assets consisted of:

	2010		2009
Advance payments	Ps	1,387	1,497
Assets held for sale		965	1,255

	Ps	2,352	2,752

Assets held for sale are stated at their estimated realizable value and include real state properties received in payment of trade receivables. During 2010 and 2009, CEMEX recognized within “Other expenses, net” impairment losses in connection with assets held for sale for approximately Ps420 and Ps253, respectively.

9.	INVESTMENTS IN ASSOCIATES AND OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

9A)	INVESTMENTS IN ASSOCIATES

As of December 31, 2010 and 2009, consolidated investments in shares of associates are summarized as follows:

	2010		2009
Book value at acquisition date	Ps	3,257	4,961
Changes in stockholders’ equity since acquisition		5,004	5,934

	Ps	8,261	10,895

As of December 31, 2010 and 2009, investments in shares of associates were as follows:

	Activity	Country	%	2010		2009
Control Administrativo Mexicano, S.A. de C.V.	Cement	Mexico	49.0	Ps	4,366	4,491
Ready Mix USA, LLC	Concrete	United States	49.9		66	2,194
Trinidad Cement Ltd	Cement	Trinidad	20.0		560	591
Cancem, S.A. de C.V.	Cement	Mexico	10.3		465	478
Société Méridionale de Carrières	Aggregates	France	33.3		264	331
Société d’Exploitation de Carrières	Aggregates	France	50.0		188	227
ABC Capital S.A. de C.V.S.F.O.M.	Financing	Mexico	49.0		333	301
Société des Ciments Antillais	Cement	French Antilles	26.0		124	173
Huttig Building Products Inc.	Materials	United States	25.2		48	98
Lehigh White Cement Company	Cement	United States	24.5		155	214
Other companies	—	—	—		1,692	1,797

				Ps	8,261	10,895

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

As of December 31, 2010, CEMEX’s joint ventures with Ready Mix USA have the following prospective changes:

•

The two joint ventures, which were created in 2005, are comprised of the following assets: a) CEMEX Southeast, LLC, the joint venture owned at 50.01% and consolidated by CEMEX, owns the Demopolis cement plant in Alabama with an annual installed capacity of 0.9 million tons, the Clinchfield cement plant in Georgia with an annual installed capacity of 0.8 million tons, and 12 cement terminals; and b) Ready Mix USA LLC, the joint venture owned at 50.01% and consolidated by Ready Mix USA, owns 10 sand and gravel pits, 149 concrete plants and 20 block plants located throughout the states of Arkansas, Mississippi, Tennessee, Alabama, Georgia, and the Florida Panhandle. Starting on June 30 2008, Ready Mix USA had the right, but not the obligation, to sell its interest in both entities to CEMEX.

•

On September 30, 2010, Ready Mix USA exercised its put option. As a result, upon closing of the transaction, which will take place upon performance of the obligations by both parties under the put option agreement and that is expected in or before September 2011, CEMEX will acquire its venture partner’s interests in the two joint ventures. CEMEX’s purchase price for its partner’s interests including a non-compete agreement will be approximately US$355. Ready Mix USA will continue to manage the joint venture in which it has a majority interest (Ready Mix USA LLC) until the closing of the transaction. As of December 31, 2010, CEMEX has not recognized a liability as the fair value of the net assets exceeds the estimated purchase price. Had the purchase price exceeded the fair value of the net assets to be acquired, a loss would have been recognized. As of December 31, 2010, Ready Mix USA, LLC had approximately US$27 (unaudited) in net debt (debt less cash and cash equivalents), which will be consolidated upon closing of the transaction.

•

On February 22, 2010, Ready Mix USA LLC sold 12 quarries located in Georgia, Tennessee and Virginia and certain other assets to SPO Partners & Co. for US$420. The assets were deemed non strategic by CEMEX and Ready Mix USA. The proceeds from the sale were partly used to reduce debt held by Ready Mix USA LLC, and to effect a cash distribution of approximately US$100 to each joint venture partner. Furthermore, in January 2008, as part of the joint venture agreements, CEMEX contributed and sold certain assets located also in Georgia, Tennessee and Virginia to Ready Mix USA, LLC for approximately US$380 of which US$120 represented the sale of assets and was received in cash. The difference between the US$380 and the fair value of the assets of approximately US$437 was included within investment in associates.

On April 2010, CEMEX agreed to participate as a minority investor and invest up to US$100 into the share capital of Blue Rock Cement Holdings (“Blue Rock”) to develop a cement plant in Peru, and is evaluating if it will assist, by agreement with the majority shareholders, in the development, building, and operation of the plant. The plant is designed to have an initial annual production capacity of 1 million tons and is expected to be completed in 2013 with a total investment of around US$230. The construction industry in Peru operates in an attractive market that has seen sustained annual growth of over 10% in the past years. This investment falls under permitted terms under CEMEX’s debt financing agreements (note 12A). As of December 31, 2010, the project is still in its documentary stage and CEMEX has not made any investment.

In June 2009, CEMEX sold its 49% interest in an aggregates sector joint venture located in Wyoming to Martin Marietta Materials, Inc., as well as three quarries located in Nebraska, Wyoming and Utah in the United States, for approximately US$65 and recognized a loss related to the sale of these assets of approximately US$64.

In March 2008, CEMEX sold 119 million of CPOs of AXTEL, S.A.B. de C.V. (“AXTEL”), which represented 9.5% of the equity capital of AXTEL for approximately Ps2,738, recognizing a net gain of approximately Ps1,463 in 2008 within “Other expenses, net.” The sale represented nearly 90% of CEMEX’s position in AXTEL, which had been part of CEMEX’s investments in associates.

9B)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2010 and 2009, other investments and non-current accounts receivable are summarized as follows:

	2010		2009
Non-current portion of valuation of derivative financial instruments	Ps	1,615	6,512
Non-current accounts receivable and other assets		12,842	14,205
Investments in private funds		457	532

	Ps	14,914	21,249

As of December 31, 2010 and 2009, “Non-current accounts receivable and other assets” include Ps6,203 and Ps6,147, respectively, related to CEMEX’s net investment in its expropriated assets in Venezuela (note 11A), Ps94 in 2010 and Ps156 in 2009 of an investment in AXTEL’s CPOs, Ps1,144 in 2010 and Ps916 in 2009 of an investment restricted for acquisitions in cement, concrete and/or aggregates businesses, as well as Ps726 in 2010 and Ps1,011 in 2009 resulting from the settlement of derivative instruments associated with the perpetual debentures, which are used to pay coupons under such instruments (notes 12C and 16D). In 2010, CEMEX recognized impairment losses within “Other expenses, net” for approximately Ps129 related to other assets in the United States.

In 2010, no contributions were made to private funds. In 2009, contributions to private funds were approximately US$5 (Ps65).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

10.	PROPERTY, MACHINERY AND EQUIPMENT

As of December 31, 2010 and 2009, consolidated property, machinery and equipment consisted of:

	2010		2009
Land and mineral reserves	Ps	76,146	83,568
Buildings		63,391	65,285
Machinery and equipment		240,283	253,797
Construction in progress		12,745	18,433
Accumulated depreciation and depletion		(161,107)	(162,220)

	Ps	231,458	258,863

Changes in property, machinery and equipment in 2010, 2009 and 2008, excluding the discontinued operations in Australia (note 3B), were as follows:

	2010		2009	2008
Cost of property, machinery and equipment at beginning of period	Ps	421,083	427,529	403,967
Accumulated depreciation and depletion at beginning of period		(162,220)	(157,248)	(153,953)

Net book value at beginning of period		258,863	270,281	250,014
Capital expenditures		6,963	8,307	22,554
Capitalization of comprehensive financing result		—	347	609

Total additions		6,963	8,654	23,163
Disposals [1]		(2,978)	(4,040)	(5,084)
Reclassifications [2]		724	3,603	(11,656)
Contribution and sale to associates [3]		—	—	(4,588)
Additions through business combinations		38	733	98
Depreciation and depletion for the period		(14,442)	(15,963)	(15,611)
Impairment losses		(1,161)	(503)	(1,045)
Foreign currency translation effects [4]		(16,549)	(3,902)	34,990

Cost of property, machinery and equipment at end of period		392,565	421,083	427,529
Accumulated depreciation and depletion at end of period		(161,107)	(162,220)	(157,248)

Net book value at end of period	Ps	231,458	258,863	270,281

[1]

In 2010, includes sales of non-strategic fixed assets in the Unites States and Mexico for Ps1,140 and Ps749, respectively. In 2009, includes sales in the United States, France and Mexico for Ps2,196, Ps747 and Ps293, respectively. In 2008, includes sales for Ps4,200 in Italy and Spain (note 11A).

[2]

In 2010, includes the reclassification of main components of plant and equipment for approximately Ps724 (US$59) from the inventories of materials and spare parts (note 7). In 2008, includes the reclassification of CEMEX’s Venezuelan fixed assets as a result of the nationalization of assets for Ps8,053 and the reclassification of fixed assets of Austria and Hungary as assets held for sale for Ps3,603. Fixed assets from Austria and Hungary were reinstated to this caption in 2009 for Ps3,603.

[3]	Refers to the contribution and sale of assets to Ready Mix USA, LLC in 2008 detailed in note 9A.
[4]	The effects presented in this caption refer to fluctuations in exchange rates for the period between the functional currency of the reporting unit and the peso.

During 2010, 2009 and 2008, in connection with impairment tests conducted considering certain triggering events, such as the closing and/or reduction of operations of cement and ready-mix plants resulting from adjusting the supply to current demand conditions and the transferring of installed capacity to more efficient plants, among other factors, CEMEX recognized within “Other expenses, net” impairment losses in machinery and equipment in the following countries:

	2010		2009	2008
United States	Ps	500	154	511
Mexico		138	—	—
Germany		103	—	—
Thailand		74	—	—
Puerto Rico		—	282	—
Poland		92	—	322
Other countries		254	67	212

	Ps	1,161	503	1,045

The related assets were adjusted to their estimated realizable value.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

11.	GOODWILL, INTANGIBLE ASSETS AND DEFERRED CHARGES

As of December 31, 2010 and 2009, consolidated goodwill, intangible assets and deferred charges are summarized as follows:

	2010				2009
	Cost		Accumulated amortization	Carrying amount	Cost		Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:
Goodwill	Ps	142,094	—	142,094	Ps	150,827	—	150,827
Intangible assets of definite useful life:
Extraction rights		27,051	(2,738)	24,313		28,986	(2,286)	26,700
Cost of internally developed software		7,664	(6,537)	1,127		7,807	(5,075)	2,732
Industrial property and trademarks		3,476	(2,209)	1,267		3,317	(1,908)	1,409
Customer relationships		4,587	(1,596)	2,991		4,936	(1,224)	3,712
Mining projects		1,969	(600)	1,369		2,161	(431)	1,730
Others intangible assets		7,239	(4,564)	2,675		7,635	(4,665)	2,970
Deferred charges and others:
Deferred income taxes (notes 15A and 15B) [1]		24,504	—	24,504		36,751	—	36,751
Deferred financing costs		7,743	(2,186)	5,557		9,333	(1,655)	7,678

	Ps	226,327	(20,430)	205,897	Ps	251,753	(17,244)	234,509

[1]	The balance of deferred taxes includes Ps2 and Ps3 of deferred ESPS as of December 31, 2010 and 2009, respectively.

The amortization of intangible assets of definite useful life was approximately Ps4,032 in 2010, Ps4,350 in 2009 and Ps4,088 in 2008, and was recognized within operation costs and expenses.

During 2009, CEMEX capitalized financing costs associated with its debt Financing Agreement (note 12A) for approximately Ps8,378 (US$616). Under MFRS in 2009, CEMEX’s debt Financing Agreement qualified as the issuance of new debt and the extinguishment of the old facilities. Consequently, approximately Ps608 (US$45) in 2009 of deferred financing costs associated with the extinguished debt were recognized immediately in the statement of operations.

Goodwill

Goodwill balances by reporting unit as of December 31, 2010 and 2009, are the following:

	2010		2009
North America
United States	Ps	109,765	116,784
Mexico		6,354	6,354
Europe
Spain		8,750	9,217
United Kingdom		4,254	4,569
France		3,302	3,635
Rest of Europe [1]		545	587
Central and South America and the Caribbean
Colombia		5,031	5,109
Dominican Republic		195	226
Rest of Central and South America and the Caribbean [2]		714	951
Africa and Middle East
United Arab Emirates		1,275	1,373
Egypt		229	231
Asia
Philippines		1,339	1,425
Others
Other reporting units [3]		341	366

	Ps	142,094	150,827

[1]	This segment includes reporting units in Czech Republic and Latvia.
[2]	This segment includes reporting units in Costa Rica and Panama.
[3]	This segment is primarily associated with CEMEX’s subsidiary in the information technology and software development business.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Changes in goodwill in 2010, 2009 and 2008, excluding effects from the discontinued Australian assets (note 3B), were as follows:

	2010		2009	2008
Balance at beginning of period	Ps	150,827	157,541	142,344
Increase for business acquisitions		81	504	1,289
Disposals		(448)	(414)	(187)
Impairment losses (note 11B)		(189)	—	(18,314)
Foreign currency translation affects [1]		(8,177)	(6,804)	32,409

Balance at end of period	Ps	142,094	150,827	157,541

[1]	The amounts presented in this line item refer to the effects on goodwill from foreign exchange fluctuations during the period between the reporting units’ currencies and the Mexican peso.

As mentioned in note 11B, during 2010 and 2008, based on impairment tests made during the last quarter of such years, CEMEX recognized within “Other expenses, net” goodwill impairment losses in connection with the reporting units in Puerto Rico for approximately Ps189 (US$15) in 2010, and with the reporting units located in the United States, Ireland and Thailand for approximately Ps17,476 (US$1,272) in 2008. In addition, considering that the investment in CEMEX Venezuela expected to be recovered through means different from use, in 2008, CEMEX recognized an impairment loss of approximately Ps838 (US$61) associated with the goodwill of this investment. Based on impairment tests made during the last quarter of the year, no goodwill impairment losses were determined in 2009.

Intangible assets of definite life

Changes in balances of intangible assets of definite life in 2010, 2009 and 2008, excluding effects from the discontinued Australian assets (note 3B), were as follows:

	2010		2009	2008
Balance at beginning of period	Ps	39,253	45,303	40,577
Increase for business acquisitions		48	5	404
Additions (disposals), net [1]		(287)	47	1,445
Amortization		(4,032)	(4,350)	(4,088)
Impairment losses [2]		(5)	(42)	(1,598)
Foreign currency translation affects		(1,235)	(1,710)	8,563

Balance at end of period	Ps	33,742	39,253	45,303

[1]

CEMEX capitalized the costs incurred in the development stage of internal-use software for Ps30 in 2010, Ps161 in 2009 and Ps1,236 in 2008, related to the replacement of the technological platform in which CEMEX executes the most important processes of its business model. The items capitalized refer to direct costs incurred in the development phase of the software and relate mainly to professional fees, direct labor and related travel expenses.

[2]

Considering impairment indicators, during the last quarter of 2008, CEMEX tested intangible assets of definite life for impairment in the United States, and determined that the carrying amount of names and commercial trademarks exceeded their value in use, resulting in an impairment loss of approximately Ps1,598.

11A)	MAIN ACQUISITIONS AND DIVESTITURES IN 2010, 2009 and 2008

Sale of assets in Australia

During 2009, CEMEX sold its Australian operations (note 3B).

Nationalization of CEMEX Venezuela

In August 18, 2008, as a result of a nationalization decree aimed to convert the cement industry in a sector controlled by the State, the Government of Venezuela expropriated all business, assets and shares of CEMEX in such country and took control of its facilities. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. In August 2008, CEMEX decided not to accept a compensation proposal for US$650 from the Government of Venezuela, by considering that it significantly undervalued its business in Venezuela, and in proportion to price per ton of installed capacity and operating cash flow multiples, was lower than those proposals offered to the other foreign companies for their assets in Venezuela. In October 2008, CEMEX submitted a request to the International Centre for Settlement of Investment Disputes (“ICSID”), seeking international arbitration for the violations of the Venezuelan Government through its confiscation of assets without compensation, and deprivation of rights and legal guarantees in the process. The ICSID Tribunal was constituted on July 6, 2009. On July 27, 2010, the arbitral tribunal heard arguments on the jurisdictional objections argued by the Republic of Venezuela and issued its decision in favor of jurisdiction on December 30, 2010. The proceedings are now expected to proceed to the merits phase of the arbitration.

At December 31, 2010 and 2009, except for the impairment loss associated to the investment recognized in 2008, CEMEX has not adjusted for impairment its investment in Venezuela, remaining confident that it will eventually reach an agreement and obtain fair compensation.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

CEMEX carefully evaluates the evolution of the arbitration process with the ICSID and other negotiations to determine if the carrying amount requires an impairment adjustment.

CEMEX’s consolidated statement of operations for the year ended December 31, 2008 includes the results of CEMEX Venezuela for the seven-month period ended July 31, 2008. As of December 31, 2010 and 2009, the investment in Venezuela was presented within “Other investments and non current accounts receivable” (note 9B) and amounted to approximately Ps6,203 and Ps6,147, respectively, corresponding to CEMEX’s equity interest of approximately 75.7%.

For the year 2008, including the Australian discontinued operations, CEMEX measured the materiality of CEMEX Venezuela considering as not significant a threshold of 5% of consolidated net sales, operating income, net income and total assets. CEMEX concluded that the nationalized Venezuelan operations did not reach the materiality thresholds to be classified as discontinued operations. The quantitative test for the seven-month period ended July 31, 2008 (unaudited) was as follows:

	July 31, 2008
Net sales		3.2%
CEMEX consolidated from continuing operations	Ps	134,836
CEMEX Venezuela		4,286

Operating income		4.8%
CEMEX consolidated from continuing operations	Ps	16,003
CEMEX Venezuela [1]		775

Net income		0.1%
CEMEX consolidated from continuing operations	Ps	10,557
CEMEX Venezuela		11

Total assets		2.1%
CEMEX consolidated	Ps	525,756
CEMEX Venezuela		11,010

[1]	Changes in the net investment between July 31, 2008 and December 31, 2010 and 2009 are attributable to foreign currency fluctuations.

The following table presents condensed selected income statement information for CEMEX’s operations in Venezuela for the seven-month period ended July 31, 2008 (unaudited):

	July 31, 2008
Sales	Ps	4,286
Operating income		775
Net income	Ps	11

Sale of operations in Canary Islands

On December 26, 2008, through its subsidiary in Spain, CEMEX sold to a subsidiary of Cimpor Cimentos de Portugal SGPS SA, assets in the cement and concrete sectors in the Canary Islands, including its 50% interest in Cementos Especiales de Las Islas, S.A. (“CEISA”) for approximately €162 (US$227 or Ps3,113). Until the sale, CEMEX controlled CEISA together with another stockholder (Grupo Tudela Beguin) and the financial statements were consolidated through the proportional integration method (note 2B). CEMEX’s 2008 consolidated statement of operations includes the results of operations of the assets sold, calculated through the proportional integration method for assets related to CEISA, for the twelve-month period ended on December 31, 2008. Sale of the CEISA interest and other assets generated a net gain in 2008 of approximately Ps920, including the cancellation of the related goodwill for approximately Ps18, which was recognized within “Other expenses, net.”

Selected condensed combined information of income statement of the assets sold and the CEISA interest in 2008 is as follows:

	2008
Sales	Ps	2,317
Operating income		283
Net income	Ps	371

Sale of operations in Italy

In several transactions during 2008, CEMEX sold its cement mill operations in Italy for approximately €148 (US$210 or Ps2,447), generating a gain on sale of approximately €8 (US$12 or Ps119), which was recognized within “Other expenses, net.”

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

11B)	ANALYSIS OF GOODWILL IMPAIRMENT

Goodwill amounts are allocated to the multiple cash generating units, which together comprise a geographic operating segment commonly comprising all of the operations in each country. CEMEX’s geographic segments represent its reporting units for purposes of impairment testing. An impairment loss would be recognized for the amount that the carrying amount of the reporting unit exceeds the respective fair value, represented by the value in use (discounted cash flows) attributable to such reporting unit. Cash flow projection models include long-term economic variables. CEMEX believes that its discounted cash flow projections and the discount rates used reasonably reflect current economic conditions at the time of the calculations, considering that: a) the starting point of the future cash flow models is the operating cash flow for the previous period; b) the cost of capital reflects current risks and volatility in the markets; and c) the cost of debt represents CEMEX’s specific interest rates observed in recent transactions.

Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, long-term growth expectations in the different markets, as well as the discount rates and the rates of growth in perpetuity used. CEMEX uses after-tax discount rates, which are applied to after-tax cash flows for each reporting unit. Undiscounted cash flows are significantly sensitive to the growth rates in perpetuity used. Likewise, discounted cash flows are significantly sensitive to the discount rate used. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit.

During the last quarter of 2010, 2009 and 2008, CEMEX performed its annual goodwill impairment test. Based on these analyses, in 2010, CEMEX determined an impairment loss of goodwill for approximately Ps189 (US$15) associated with the reporting unit in Puerto Rico, whereas, in 2008, CEMEX determined impairment losses of goodwill for a total of approximately Ps18,314 (US$1,333), associated with CEMEX’s reporting units in the United States, Ireland and Thailand for approximately Ps16,790 (US$1,222), Ps233 (US$17) and Ps453 (US$33), respectively. The estimated impairment loss in the United States in 2008 was mainly attributable to the acquisition of the Australian producer Rinker Materials Group finalized in 2007, and overall such losses were attributable to the economic environment described in the paragraph below. In addition, considering that CEMEX’s investment in Venezuela is expected to be recovered through different means other than use, CEMEX recognized in 2008 an impairment loss of approximately Ps838 (US$61) associated with the goodwill of this investment. For the year 2009, based on its goodwill impairment tests, CEMEX did not determined impairment losses of goodwill.

Beginning in the last quarter of 2008, the global economic environment was negatively affected by the intensification of the turmoil in several major financial institutions, which caused a liquidity shortage for companies in almost all productive sectors and resulted in a significant decrease in overall economic activity and a worldwide downturn in the main stock markets. These situations generated a reduction of growth expectations in the countries in which CEMEX operates, motivated by the cancellation or deferral of several investment projects, affecting the construction industry. Although in 2009 and 2010 most global macroeconomic variables have stabilized, the construction industry has remained depressed in certain countries mainly as a result of the high level of inventories existing at the beginning of the financial crisis, and the lack of investment projects considering the reaction of investors to the liquidity problems in countries like Greece, Spain, Ireland and Portugal, among others.

In 2010 and 2009, discount rates and growth rates in perpetuity used to determine the discounted cash flows in the reporting units with the main goodwill balances are as follows:

	Discount rates		Growth rates
Reporting units	2010	2009	2010	2009
United States	8.7%	8.5%	2.5%	2.9%
Spain	10.2%	9.4%	2.5%	2.5%
Mexico	10.0%	10.0%	2.5%	2.5%
Colombia	10.0%	10.2%	2.5%	2.5%
France	9.6%	9.6%	2.5%	2.5%
United Arab Emirates	11.5%	11.4%	2.5%	2.5%
United Kingdom	9.7%	9.4%	2.5%	2.5%
Egypt	11.1%	10.0%	2.5%	2.5%
Range of discount rates in other countries	10.3% – 13.9%	9.6% – 14.6%	2.5%	2.5%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

12.	FINANCIAL LIABILITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

12A)	SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES

As of December 31, 2010 and 2009, consolidated debt according to the interest rates, the currencies and the type of instrument in which it was negotiated is summarized as follows:

	Carrying amounts			Effective rate [1]
	2010		2009	2010	2009
Short-term
Floating rate	Ps	4,806	7,373	5.2%	5.1%
Fixed rate		831	20	7.8%	5.7%

		5,637	7,393

Long-term
Floating rate		120,581	150,273	5.0%	5.0%
Fixed rate		76,600	53,478	7.5%	7.8%

		197,181	203,751

	Ps	202,818	211,144

	2010					2009
Currency	Short-term		Long-term	Total	Effective rate [1]	Short-term		Long-term	Total	Effective rate [1]
Dollars	Ps	176	137,249	137,425	6.5%	Ps	950	125,441	126,391	5.7%
Euros		600	47,159	47,759	5.5%		431	57,261	57,692	5.6%
Pesos		4,705	12,636	17,341	6.8%		4,379	20,877	25,256	6.5%
Other currencies		156	137	293	5.4%		1,633	172	1,805	5.3%

	Ps	5,637	197,181	202,818		Ps	7,393	203,751	211,144

[1]	Represents the weighted average effective interest rate.

2010	Short- term		Long- term	2009	Short- term		Long- term
Bank loans				Bank loans
Loans in Mexico, 2011 to 2014	Ps	—	2,217	Loans in Mexico, 2010 to 2014	Ps	—	3,348
Loans in foreign countries, 2011 to 2018		499	27,985	Loans in foreign countries, 2010 to 2018		2,275	33,842
Syndicated loans, 2011 to 2014		—	83,741	Syndicated loans, 2010 to 2014		—	100,593

		499	113,943			2,275	137,783

Notes payable				Notes payable
Notes payable in Mexico, 2011 to 2017		—	13,224	Notes payable in Mexico, 2010 to 2017		—	19,041
Medium-term notes, 2011 to 2020		—	72,471	Medium-term notes, 2010 to 2017		—	48,221
Other notes payable, 2011 to 2025		574	2,107	Other notes payable, 2010 to 2025		1,177	2,647

		574	87,802			1,177	69,909

Total bank loans and notes payable		1,073	201,745	Total bank loans and notes payable		3,452	207,692
Current maturities		4,564	(4,564)	Current maturities		3,941	(3,941)

	Ps	5,637	197,181		Ps	7,393	203,751

Relevant transactions during 2010 and 2009

As detailed elsewhere in note 12A, on August 14, 2009, CEMEX entered into the Financing Agreement with its major creditors. The Financing Agreement extended the maturity of approximately US$14,961 (Ps195,839) in syndicated and bilateral loans, private placement obligations and other obligations. On October 25, 2010, CEMEX and its lenders under the Financing Agreement agreed to amendments which prospectively modify the requirements of certain financial ratios and tests.

On December 15, 2010, CEMEX prepaid US$100 toward maturities coming due on June 2012 under the Financing Agreement, reducing the June 2012 amortization amount to US$47. CEMEX intends to achieve its milestones of debt reduction negotiated under the Financing Agreement in order to maintain the current applicable margin until at least December 2011.

In June 2010, CEMEX concluded an early cash payment of Ps4,077 (US$330) in long-term CB’s (“Certificados Bursátiles de Largo Plazo”) following a public tender offer and the exercise of a call option. For the early payment of CBs, CEMEX used proceeds from the optional convertible subordinated notes (the “Optional Convertible Notes”) issued in March 2010 (see below). As of December 31, 2010, the balance of CBs outstanding under this program amounted to Ps198 (US$16). These CBs mature in March 2011.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

In May 2010, CEMEX exchanged at a discount, part of each series of its perpetual debentures (note 16D) into new senior secured notes as follows: (1) US$1,067 senior secured notes denominated in Dollars maturing in May 2020, with an annual coupon of 9.25% and callable commencing on the fifth anniversary of their issuance; and (2) €115 (US$153) senior secured notes denominated in Euros maturing in May 2017, with an annual coupon of 8.875% and callable commencing on the fourth anniversary of their issuance. The senior secured notes, which were issued by our subsidiary CEMEX España, S.A., acting through its Luxembourg branch, are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México S.A. de C.V. and New Sunward Holding B.V, and have a pari passu over the collateral and all proceeds of the collateral granted to the financial institutions under CEMEX’s Financing Agreement and other secured lenders. As a result of the exchange, CEMEX generated a gain of approximately Ps5,401 (US$437), representing the differences between the amount of perpetual debentures reacquired and the amount of new secured notes issued, which was recorded in “other equity reserves”.

On March 30, 2010, CEMEX issued US$715 aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015, including the full exercise of the US$65 over-allotment option granted to the initial purchasers of the notes. The notes are subordinated to all the Parent Company’s liabilities and commitments. The holders of the notes have the option to convert their notes for CEMEX’s ADSs at a conversion price per ADS 30% higher than the ADS price at the pricing of the transaction. In connection with the offering, CEMEX entered into a capped call transaction expected to generally reduce the potential dilution cost to CEMEX upon future conversion of the notes (note 12C). Based on MFRS, the optional convertible notes contain a liability component and an equity component (note 2K). The equity component, which represents the premium of the noteholders’ call option, amounted to Ps1,232 and was recognized upon issuance within “Other equity reserves.” As of December 31, 2010, the liability component amounted to approximately Ps7,690 (US$622). After antidilution adjustments, the conversion rate as of December 31, 2010 was 76.4818 ADS per each 1 thousand dollars principal amount of such notes.

On January 13, 2010, through a reopening of the offering of its 9.5% notes due in 2016, which are described in the paragraph below, CEMEX issued notes for an additional amount of US$500. The additional notes were issued at a price of US$105.25 per US$100 principal amount plus accrued interest from December 14, 2009 with a yield to maturity of 8.477%. CEMEX used approximately US$411 of the net proceeds to prepay principal due in 2011 under CEMEX’s Financing Agreement and the difference was used for general corporate purposes. The original and additional notes are guaranteed by several CEMEX’s operating subsidiaries.

In December 2009, CEMEX issued U.S. dollar-denominated notes for US$1,250, maturing in 7 years with annual coupon of 9.5%, as well as Euro-denominated notes for €350 (US$501), maturing in 8 years with an annual coupon of 9.625%. The proceeds obtained from the offerings were mainly used to prepay principal outstanding maturing in 2011 under the Financing Agreement.

In December 2009, CEMEX completed its offer to exchange CBs issued in Mexico with maturities between 2010 and 2012, into mandatorily convertible securities for approximately Ps4,126 (US$315). Reflecting antidilution adjustments, at their scheduled conversion in ten years or earlier if the price of the CPO reaches approximately Ps34.50, the securities will be mandatorily convertible into approximately 179.4 million CPOs at a conversion price of approximately Ps23.00 per CPO. During their tenure, the securities yield a 10% interest payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. Based on MFRS, the convertible securities represent a compound instrument which has a liability component and an equity component. At December 31, 2010 and 2009, the liability component, which represents the net present value of interest payments on the principal amount, without assuming any early conversion, amounted to Ps1,994 and Ps2,090, respectively, and was recognized within “Other financial obligations.” The equity component, which represents the difference between the principal amount and the liability component at the beginning of the transaction for Ps1,971, was recognized within “Other equity reserves.”

The most representative exchange rates for the financial debt are as follows:

	January 27, 2011	2010	2009
Mexican pesos per dollar	12.04	12.36	13.09
Euros per dollar	0.7302	0.7499	0.6985

Changes in consolidated debt as of December 31, 2010, 2009 and 2008 are as follows:

	2010		2009	2008
Debt at beginning of year	Ps	211,144	258,074	216,895
Proceeds from new debt instruments		20,026	40,223	59,568
Debt repayments		(29,641)	(76,035)	(63,179)
Issuance of debt in exchange for perpetual notes		15,437	—	—
Exchange of debt into convertible securities		—	(4,126)	—
Increase (decrease) from business combinations		—	—	(776)
Foreign currency translation and inflation effects		(14,148)	(6,992)	45,566

Debt at end of year	Ps	202,818	211,144	258,074

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

The maturities of consolidated long-term debt as of December 31, 2010, which reflect the amortization of debt under the Financing Agreement, are as follows:

	2010
2012	Ps	14,377
2013		29,831
2014		99,955
2015		7,795
2016 and thereafter		45,223

	Ps	197,181

As of December 31, 2010, CEMEX has the following lines of credit, the majority of which are subject to the banks’ availability, at annual interest rates ranging between 1.39% and 11.35%, depending on the negotiated currency:

	Lines of credit		Available
Other lines of credit in foreign subsidiaries	Ps	6,722	4,055
Other lines of credit from banks		365	290

	Ps	7,087	4,345

Financing Agreement

On October 25, 2010, as described in the “Covenants” section within this note 12A, CEMEX and its lenders under the Financing Agreement agreed to amendments which prospectively modify certain financial ratios and other financial tests. In addition, CEMEX’s creditors under the Financing Agreement consented to the following amendments: a) allowing CEMEX to use the proceeds from a permitted fundraising to be applied to repay short-term promissory notes (“Certificados Bursátiles” or “CBs”) issued in Mexico; b) allowing CEMEX to replenish its CB reserve with cash on hand or disposal proceeds following a voluntary prepayment of debt under the Financing Agreement made using amounts from the CB reserve; c) assuming that specified debt reductions are met, allowing CEMEX to apply the proceeds from equity or equity-linked securities to the CB reserve in the same way as it was permitted for proceeds from debt and convertible securities; d) the modification of solvency tests applying to certain intermediate holding companies to permit the elimination of subordinated intercompany liabilities; e) assuming that specified debt reductions are met, allowing the Parent Company to provide guarantees in connection with the refinancing of certain debt held by subsidiaries in Holland and Spain; f) permitting CEMEX to enter into a greater variety of derivative transactions for hedging exposures under voluntary convertible/exchangeable obligations, and permitting CEMEX to enter into such transactions with respect to mandatorily convertible securities; g) if by September 30, 2011, CEMEX has not issued equity or equity-linked securities for at least US$1,000, the interest rate on its debt under the Financing Agreement will increase until such amount of equity or equity-linked securities has been issued, and CEMEX will have the obligation, by an additional securities demand of its Financing Agreement creditors, to issue such securities prior to 6 months after the date of the additional securities demand. The interest rate increase will apply until that amount of equity or equity-linked securities is issued. To obtain the amendments package, CEMEX paid a fee to its creditors under the Financing Agreement. Unless CEMEX is able to repay approximately US$1,500 by December 31, 2011, of the debt outstanding under the Financing Agreement, CEMEX will be required to pay an additional fee in January 2012. CEMEX believes that the aforementioned amendments will increase its flexibility to refinance and/or repay existing debt.

On August 14, 2009, CEMEX entered into the Financing Agreement with its major creditors, by means of which the maturities of approximately US$14,961 (Ps195,839) in syndicated and bilateral loans, private placements and other obligations were extended, providing for a semi-annual amortization schedule. The Financing Agreement is guaranteed by several CEMEX’s operating subsidiaries. As of December 31, 2010, after the application in 2010 of the proceeds obtained in the reopening of its 9.5% notes and the issuance of its 4.875% optional convertible subordinated notes, mainly, and in 2009, the application of the net proceeds obtained from the sale of assets in Australia, the equity offering (note 16A) and the issuance of Dollar and Euro-denominated notes described above, the remaining debt balance under the Financing Agreement is of approximately US$9,566 (Ps118,235), with payments due for approximately US$47 in June 2012, US$391 in December 2012, US$1,179 in June 2013, US$1,179 in December 2013 and US$6,770 in February 2014. In addition, if CEMEX is able to further prepay approximately US$2,301 by December 31, 2011, CEMEX will avoid an increase in the interest rate of debt under the Financing Agreement between 0.5% and 1.0% per annum, depending on the amount of prepayments made.

Under the Financing Agreement, in addition to complying with certain financial ratios and restrictions, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is limited in its ability to incur new debt, grant guarantees, engage in acquisitions and/or joint ventures, declare and pay cash dividends and make other cash distributions to stockholders. Furthermore, the Financing Agreement requires, in addition to the scheduled debt amortization, the application of cash on hand for any period for which it is being calculated in excess of US$650 to prepay debt (other than as may be held in the CB reserve pursuant to the terms of the Financing Agreement), and that aggregate capital expenditures should not exceed US$800 for 2011 and each year thereafter until debt under the Financing Agreement has been repaid in full.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Covenants

Most debt contracts of CEMEX require the compliance with financial ratios calculated on a consolidated basis, which mainly include: a) the ratio of net debt to operating EBITDA (“leverage ratio”); and b) the ratio of operating EBITDA to financial expense (“coverage ratio”). Financial ratios are calculated according to formulas established in the debt contracts and require in most cases pro forma adjustments, using definitions that differ from terms defined under MFRS.

As of December 31, 2010, 2009 and 2008, taking into account the Financing Agreement and its amendment thereto, the modifications to the credit contracts and the waivers obtained, CEMEX, S.A.B. de C.V. and its subsidiaries were in compliance with the restrictive covenants imposed by its debt contracts. The main consolidated financial ratios were as follows:

Consolidated financial ratios [1]		2010	2009	2008
Leverage ratio [2,3]	Limit Calculation	=< 7.75 7.43	N/A N/A	=< 4.5 4.04
Coverage ratio [4]	Limit Calculation	> 1.75 1.95	N/A N/A	> 2.5 4.82

[1]

Beginning on August 14, 2009, even though the financial ratios under the Financing Agreement use similar terminology, they are calculated differently as compared to the financial ratios effective until December 31, 2008 and before the completion of the Financing Agreement.

[2]

The leverage ratio is calculated in pesos by dividing “funded debt” by pro forma operating income plus depreciation and amortization (“operating EBITDA”) for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the balance sheet excluding finance leases, plus perpetual debentures and guarantees, minus convertible securities, plus or minus the fair value of derivative financial instruments, as correspond, among other adjustments. In 2008, the leverage ratio was calculated in U.S. dollars using net debt by pro forma operating EBITDA for the last twelve months as of the calculation date. Net debt included debt, as reported in the balance sheet, plus the negative fair value or minus the positive fair value of cross currency swap derivative financial instruments associated with debt, minus cash and temporary investments.

[3]

For purposes of calculating the leverage ratio, the pro forma operating EBITDA represents, all calculated in pesos, operating EBITDA for the last twelve months as of the calculation date, plus the portion of operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated. In 2008, pro forma operating EBITDA was determined also in pesos, but considering a different conversion methodology, and included financial income.

[4]

The coverage ratio is calculated in pesos using the amounts arising from the financial statements, by dividing the pro forma operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures. In 2008, the coverage ratio was calculated also in pesos but considering a different conversion methodology. Operating EBITDA included financial income, while financial expense did not include interest accrued on the perpetual debentures.

On October 25, 2010, amendments were made to the Financing Agreement financial ratios and tests, including a coverage ratio of not less than (i) 1.75 times for each semi-annual period beginning on June 30, 2010 through December 31, 2012; and (ii) 2.0 times for the remaining semi-annual periods to December 31, 2013. In addition, the maximum leverage ratio must not exceed 7.75 times for each semi-annual period beginning on June 30, 2010 through the period ending June 30, 2011, decreasing to 7.0 times for the period ending December 31, 2011, and decreasing gradually for subsequent semi-annual periods to 4.25 times for the period ending December 31, 2013.

Upon completion of the Financing Agreement in August 2009 and before the amendments described above, the consolidated ratio of operating EBITDA to financial expense was of not less than: (i) 1.75 times for each semi-annual period beginning on June 30, 2010 through the period ending on June 30, 2011; (ii) 2.0 times for each semi-annual period through December 31, 2012; and (iii) 2.25 times for the subsequent semi-annual periods until December 31, 2013. In addition, the maximum leverage ratio was of 7.75 times for each semi-annual period beginning on June 30, 2010, decreasing gradually in subsequent semi-annual periods until reaching 3.50 times for the period ending December 31, 2013. For the year ended December 31, 2009, no such financial ratios under the Financing Agreement were applicable.

CEMEX will classify all of its outstanding debt as current debt in the CEMEX’s balance sheet if: 1) as of any relevant measurement date on which CEMEX fails to comply with the financial ratios agreed upon pursuant to the Financing Agreement; or 2) as of any date prior to a subsequent measurement date on which CEMEX expects not to be in compliance with its financial ratios agreed upon under the Financing Agreement, in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. The aforementioned classification of debt in the short-term could have a material adverse effect on CEMEX’s liquidity and financial position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

12B)	FAIR VALUE OF ASSETS, FINANCIAL LIABILITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Financial assets and liabilities

CEMEX’s carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Temporary investments (cash equivalents), long-term accounts receivable and long-term investments are recognized at fair value, considering to the extent available quoted market prices for the same or similar instruments.

The estimated fair value of long-term debt is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using interest rates currently available to CEMEX. As of December 31, 2010 and 2009, the carrying amounts of long-term debt (including current maturities) and their respective fair values were as follows:

	2010			2009
	Carrying amount		Fair value	Carrying amount	Fair value
Bank loans	Ps	113,943	113,943	137,783	137,783
Notes payable		87,802	87,146	69,909	68,503

12C)	DERIVATIVE FINANCIAL INSTRUMENTS

CEMEX has negotiated interest rate swaps, cross currency swaps, forward contracts and other foreign exchange derivatives, as well as forward contracts and other derivative instruments on CEMEX’s own shares and third parties’ shares, with the objective, depending in each case of: a) changing the profile of the interest rates and/or the interest rates and currencies originally negotiated in a portion of the debt; b) changing the mix of currencies of the debt; c) hedging certain net investments in foreign subsidiaries; d) changing the risk profile associated with the price of raw materials and other energy projects; and e) other corporate purposes.

As of December 31, 2010 and 2009, the notional amounts and fair values of CEMEX’s derivative instruments were as follows:

		2010			2009
	(U.S. dollars millions)	Notional amount		Fair value	Notional amount	Fair value
I.	Interest rate swaps	US$	196	35	202	27
II.	Equity forwards on third party shares		53	15	54	54
III.	Forward instruments over indexes		16	1	55	1
IV.	Options on CEMEX’s own shares		1,575	(71)	860	(79)

		US$	1,840	(20)	1,171	3

The caption “Results from financial instruments” included gains and losses related to the recognition of changes in fair values of the derivative instruments portfolio during the applicable period and that represented net losses of approximately Ps849 (US$67) in 2010, Ps2,160 (US$141) in 2009 and Ps15,253 (US$1,229) in 2008. As of December 31, 2010 and 2009, pursuant to net balance settlement agreements, cash deposits in margin accounts that guarantee obligations through derivative financial instruments, were offset with the fair value of the derivative instruments for approximately US$160 (Ps1,978) and US$195 (Ps2,553), respectively.

As of December 31, 2010 and 2009, the main exposure of CEMEX is related to changes in the prices of its CPO and third party shares. A significant decrease in the market price of CEMEX’s CPOs and third party shares would negatively affect CEMEX’s liquidity and financial position.

During October 2008, many companies experienced a period of greater volatility in the global securities and exchange markets, as part of the further worsening financial institutions’ crisis. The crisis affected the availability of financing and companies’ perceived risks, resulting from expectations of entering into an extended economic recession. Particularly in Mexico, during the period from October 1 to 16, 2008, the peso depreciated against the dollar by approximately 19%, representing two thirds of the total depreciation of the peso against the dollar during 2008 of approximately 26%. Meanwhile, the price of CEMEX’s CPO decreased 58% in that same period. These factors had a significant negative effect on the valuation of CEMEX’s derivative instruments portfolio, particularly the valuation of foreign exchange forward contracts that hedged CEMEX’s net investment in foreign subsidiaries and cross currency swaps related to debt, as well as forward contracts in CEMEX’s CPOs, among others. In the aforementioned period, changes in the fair value of the derivative instruments portfolio represented losses of approximately US$976 (Ps13,410), which affected the availability of CEMEX’s lines of credit and triggered the need to make significant deposits in margin accounts with the counterparties, negatively affecting CEMEX’s liquidity. In light of an uncertain economic outlook and the expectation of further worsening of the economic variables, CEMEX elected to neutralize its derivative instruments positions that were sensitive to fluctuations of the exchange rate of the peso vis-à-vis foreign currencies and the price of its CPOs.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

In order to neutralize those positions and considering contractual limitations to settle the contracts before their maturity date, in October 2008, CEMEX entered into new derivative instruments with the same counterparties, which represented the opposite position to the exposure resulting from fluctuations of the economic variables included in the original derivative instruments. As a result, from the date of the negotiation of the new opposite positions, any changes in the fair value of the original instruments has been effectively offset by an equivalent inverse amount generated by the new positions. The derivative instruments still exposed to changes in fair value were designated as “Active derivative financial instruments.” In addition, CEMEX designated the portfolio of original and opposite derivative positions as “Inactive derivative financial instruments.”

During April 2009, following negotiations with its creditors, CEMEX completed the settlement of a significant portion of its active and inactive derivative financial instruments held at the beginning of the year in order to reduce the risk of further margin calls. By means of this settlement, CEMEX recognized in 2009 an aggregate loss of approximately US$1,093, which after netting US$624 of cash margin deposits already posted in favor of CEMEX’s counterparties and cash payments of approximately US$48, was documented through promissory notes for approximately US$421, which increased CEMEX’s outstanding debt. Previously, in February 2009, CEMEX and its counterparties agreed the settlement of a portion of the obligations incurred through derivative instruments. The counterparties permanently withdrew part of the amounts deposited in such margin accounts at the beginning of the year for an amount of approximately US$392, of which approximately US$102 referred to active positions and approximately US$290 referred to inactive positions.

As mentioned above, all Cross Currency Swaps (“CCS”) outstanding at the beginning of 2009 were settled in April 2009. In 2009 and 2008, changes in the fair value of CCS generated losses of approximately US$61 (Ps830) and US$216 (Ps2,421), respectively.

As previously mentioned, all outstanding foreign exchange forward contracts at the beginning of 2009 were settled in April 2009. Until October 2008, in order to hedge financial risks associated with fluctuations in foreign exchange rates of certain net investments in foreign countries denominated in euros and dollars to the peso, and consequently, reducing volatility in the value of stockholders’ equity in CEMEX’s reporting currency, CEMEX negotiated foreign exchange forward contracts with different maturities until 2010. Changes in the estimated fair value of these instruments were recorded in stockholders’ equity as part of the foreign currency translation effect. The designation of the original positions as hedges of CEMEX’s net exposure on investments in foreign subsidiaries in stockholders’ equity terminated with the negotiation of the opposite derivative positions in October 2008. Therefore, changes in fair value of original positions and opposite derivative positions were recognized prospectively in the statement of operations. Valuation effects were recognized within stockholders’ equity until the hedge designation was revoked, adjusting the cumulative effect for translation of foreign subsidiaries.

On July 15, 2009, in connection with the derivative financial instruments associated with CEMEX’s perpetual debentures (note 16D), by means of which the Company changed the risk profile of the interest rates and the currencies of the debentures from the U.S. Dollar and the Euro to the Yen; and in order to eliminate CEMEX’s exposure to the Yen and the Yen interest rate, CEMEX concluded the settlement of its Yen cross currency swap derivatives, as well as the forward contracts for US$196 as of December 2008, negotiated to eliminate the variability of cash flows in Yen to be incurred through the CCS until 2010, in which CEMEX received cash flows in Yen and paid U.S. Dollars. As a result, a total amount of approximately US$94 was invested with trustees for the benefit of the debenture holders. This amount is being used to pay CEMEX’s coupons on the perpetual debentures. As a result of this settlement, during 2009, CEMEX recognized a loss from changes in the fair value of the instruments of approximately US$162 (Ps2,203). As of December 31, 2010 and 2009, the balance of the investment placed in the trusts amounted to approximately Ps902 and Ps1,011, respectively.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the basis of the notional amounts and other terms included in the derivative instruments.

I.	Interest rate swap contracts

As mentioned above, all outstanding interest rate swaps related to debt at the beginning of 2009 were settled in April 2009. Changes in fair value of interest rate swaps, including the swap described in the following paragraph, generated a gain of approximately US$9 (Ps114) in 2010, and losses of approximately US$2 (Ps27) in 2009 and US$170 (Ps1,906) in 2008.

As of December 31, 2010 and 2009, CEMEX had an interest rate swap maturing in September 2022 with notional amounts of US$196 and US$202, respectively, negotiated to exchange floating for fixed rates in connection with agreements entered into by CEMEX for the acquisition of electric energy in Mexico (note 19C). As of December 31, 2010 and 2009, the fair value of the swap represented gains of approximately US$35 and US$27, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay a LIBOR rate, which is the international reference for debt denominated in U.S. dollars. As of December 31, 2010 and 2009, LIBOR was 0.46% and 0.43%, respectively. Changes in the fair value of this instrument generated a gain of approximately US$9 (Ps114) in 2010, a loss of approximately US$27 (Ps367) in 2009 and a gain of approximately US$36 (Ps404) in 2008.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

II.	Equity forwards in third party shares

In connection with the sale of CPOs of AXTEL (note 9A) and in order to maintain the exposure to changes in the price of such entity, in March 2008, CEMEX entered into a forward contract to be settled in cash over the price of 119 million CPOs of AXTEL (59.5 million CPOs with each counterparty) which originally was set to mature in April 2011. During 2009, in order to reset the exercise price included in the contract, CEMEX instructed the counterparties to definitively dispose of the deposits in margin accounts for approximately Ps207 and the counterparties exercised an option to maintain the contract over 59.5 million CPOs of AXTEL each until October 2011. During 2010, one of the counterparties further extended the maturity of 50% of the notional amount of this forward contract to April 2012. Changes in the fair value of this instrument generated a loss of approximately US$43 (Ps545) in 2010, a gain of approximately US$32 (Ps435) in 2009 and a loss of approximately US$196 (Ps2,197) in 2008.

III.	Forward instruments over indexes

During 2008, CEMEX negotiated forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, maturing in October 2009, through which CEMEX maintained exposure to increases or decreases of such index. TRI expresses the market return on stocks based on market capitalization of the issuers comprising the index. At their maturity in 2009, these derivative instruments were renegotiated until October 2010 and subsequently were further extended until October 2011. Changes in the fair value of these instruments generated gains of approximately US$5 (Ps63) in 2010 and US$18 (Ps245) in 2009 and a loss of approximately US$32 (Ps359) in 2008.

IV.	Options on CEMEX’s own shares

As of December 31, 2010 and 2009, there are options based on the price of CEMEX’s ADS for a notional amount of US$500 in both years maturing in August 2011, structured within a debt transaction of US$500 (Ps6,870) issued in June 2008, pursuant to which if the ADS price exceeds approximately US$30.4, as adjusted as of December 31, 2010, the net interest rate of this debt would be zero. This rate increases as the price of the ADS decreases, with a maximum rate of 12% when the price per ADS is below approximately US$20.5, as adjusted as of December 31, 2010. CEMEX values the options based on the price of its ADS at fair value, recognizing gains and losses in the statements of operations. As of December 31, 2010 and 2009, the fair value represented liabilities of approximately US$71 (Ps878) y US$77 (Ps952), respectively, which included deposits in margin accounts of approximately US$105 (Ps1,298) in 2010 and US$54 (Ps707) in 2009. Changes in the fair value were recognized in the statements of operations within “Results from financial instruments”, representing losses of approximately US$21 (Ps266) in 2010, a gain of approximately US$2 (Ps25) in 2009 and a loss of approximately US$150 (Ps1,681) in 2008.

On March 30, 2010, in connection with the offering of the Optional Convertible Notes and with the intention of effectively increase the conversion price for CEMEX’s CPOs under such notes, CEMEX entered into a capped call transaction over approximately 52.6 million ADSs maturing in March 2015, by means of which, at maturity of the notes, if the price per ADS is above US$13.60 CEMEX will receive in cash the difference between the market price of the ADS and US$13.60, with a maximum appreciation per ADS of US$5.23. CEMEX paid a premium of approximately US$105. As of December 31, 2010, the fair value of such contract represented an asset of approximately US$95 (Ps1,174). During 2010, changes in the fair value of this instrument generated a loss of approximately US$11 (Ps139), which was recognized in the statements of operations.

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees, as described in note 19C. CEMEX granted a guarantee over this transaction for a notional amount of approximately US$360. As of December 31, 2010 and 2009, the fair value of such guarantee, net of deposits in margin accounts, represented liabilities of approximately US$95 (Ps1,174) and US$2 (Ps26), respectively. Changes in the fair value were recognized in the statements of operations within “Results from financial instruments”, representing a loss of approximately US$6 (Ps76) in 2010, a gain of approximately US$51 (Ps694) in 2009 and a loss of approximately US$190 (Ps2,130) in 2008. As of December 31, 2010 and 2009, cash deposits in margin accounts were approximately US$55 (Ps680) and US$141 (Ps1,846), respectively.

In addition, in October 2008, through the early settlement of forward contracts over approximately 81 million CPOs, CEMEX realized a loss of approximately US$153 (Ps2,102), which was recognized in the 2008 results.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

13.	OTHER CURRENT AND NON-CURRENT LIABILITIES

As of December 31, 2010 and 2009, consolidated other current accounts payable and accrued expenses were as follows:

	2010		2009
Provisions	Ps	9,372	8,581
Other accounts payable and accrued expenses		2,967	2,942
Taxes payable		6,911	7,537
Advances from customers		1,564	2,408
Interest payable		1,697	1,752
Current liabilities for valuation of derivative instruments		8,140	—
Dividends payable		30	31

	Ps	30,681	23,251

Current provisions primarily consist of employee benefits accrued at the balance sheet date, insurance payments, and accruals related to legal and environmental assessments expected to be settled in the short-term (note 20). These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

Other non-current liabilities include the best estimate of cash flows with respect to diverse issues where CEMEX is determined to be responsible and which are expected to be settled over a period greater than 12 months. As of December 31, 2010 and 2009, consolidated other non-current liabilities were as follows:

	2010		2009
Asset retirement obligations [1]	Ps	5,658	5,322
Environmental liabilities [2]		849	754
Accruals for legal assessments and other responsibilities [3]		2,665	1,169
Non-current liabilities for valuation of derivative instruments		1,207	7,923
Other non-current liabilities and provisions [4]		12,101	14,769

	Ps	22,480	29,937

[1]

Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.

[2]

Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.

[3]	Provisions for legal claims and other responsibilities include items related to tax contingencies.
[4]

As of December 31, 2010 and 2009, includes approximately Ps9,578 and Ps10,073, respectively, of taxes payable recognized during 2009 as a result of changes to the tax consolidation regime in Mexico (note 15A).

As of December 31, 2009 and 2008, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other non-current liabilities and provisions are detailed in note 20.

Changes in consolidated other non-current liabilities for the years ended December 31, 2010, 2009 and 2008, excluding changes in liabilities related to 2009 sale of assets in Australia, are the following:

	2010		2009	2008
Balance at beginning of period	Ps	29,937	22,710	15,492
Current period additions due to new obligations or increase in estimates		3,438	16,003	9,522
Current period releases due to payments or decrease in estimates		(916)	(9,153)	(2,276)
Additions due to business combinations		5	48	64
Reclassification from current to non-current liabilities, net		(8,654)	1,186	(236)
Foreign currency translation and inflation effects		(1,330)	(857)	144

Balance at end of period	Ps	22,480	29,937	22,710

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

14.	EMPLOYEE BENEFITS

Defined contribution plans

The costs of defined contribution plans for the years ended December 31, 2010, 2009 and 2008 were approximately Ps550, Ps479 and Ps708, respectively.

Defined benefit plans

For the years ended December 31, 2010, 2009 and 2008, the net periodic cost for pension plans, other postretirement benefits and termination benefits are summarized as follows:

	Pensions				Other benefits [1]			Total
Net period cost:	2010		2009	2008	2010	2009	2008	2010	2009	2008
Service cost	Ps	273	295	399	107	115	124	380	410	523
Interest cost		1,825	1,834	1,706	125	134	117	1,950	1,968	1,823
Actuarial return on plan assets		(1,310)	(1,382)	(1,614)	(2)	(1)	(2)	(1,312)	(1,383)	(1,616)
Amortization of prior service cost, transition liability and actuarial results		443	327	138	74	156	121	517	483	259
Loss (gain) for settlements and curtailments		(7)	68	33	(52)	(38)	(15)	(59)	30	18

	Ps	1,224	1,142	662	252	366	345	1,476	1,508	1,007

[1]	Includes the net periodic cost of termination benefits.

The reconciliations of the actuarial benefits obligations, pension plan assets, and liabilities recognized in the balance sheet as of December 31, 2010 and 2009 are presented as follows:

	Pensions			Other benefits		Total
	2010		2009	2010	2009	2010	2009
Change in benefits obligation:
Projected benefit obligation at beginning of year	Ps	33,334	28,709	1,946	1,834	35,280	30,543
Service cost		273	295	107	115	380	410
Interest cost		1,825	1,834	125	134	1,950	1,968
Actuarial results		1,602	3,685	120	227	1,722	3,912
Employee contributions		58	73	—	—	58	73
Changes for acquisitions (disposals)		7	250	1	(6)	8	244
Foreign currency translation and inflation effects		(2,652)	520	(78)	(11)	(2,730)	509
Settlements and curtailments		(10)	(295)	(27)	(65)	(37)	(360)
Benefits paid		(1,885)	(1,737)	(166)	(282)	(2,051)	(2,019)

Projected benefit obligation at end of year		32,552	33,334	2,028	1,946	34,580	35,280

Change in plan assets:
Fair value of plan assets at beginning of year		21,659	19,760	22	19	21,681	19,779
Return on plan assets		1,716	2,550	1	3	1,717	2,553
Foreign currency translation and inflation effects		(1,723)	451	—	—	(1,723)	451
Additions through business combinations		(19)	202	—	—	(19)	202
Employer contributions		583	659	166	306	749	965
Employee contributions		58	73	—	—	58	73
Settlements and curtailments		(1)	(295)	—	(25)	(1)	(320)
Benefits paid		(1,885)	(1,741)	(166)	(281)	(2,051)	(2,022)

Fair value of plan assets at end of year		20,388	21,659	23	22	20,411	21,681

Amounts recognized in the balance sheets:
Funded status		12,164	11,675	2,005	1,924	14,169	13,599
Transition liability		(40)	(46)	(77)	(149)	(117)	(195)
Prior service cost and actuarial results		(6,471)	(6,090)	2	144	(6,469)	(5,946)

Net projected liability recognized	Ps	5,653	5,539	1,930	1,919	7,583	7,458

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

As of December 31, 2010 and 2009, the projected benefit obligation is derived from the following types of plans and benefits:

	2010		2009
Plans and benefits totally unfunded	Ps	2,772	2,611
Plans and benefits partially or totally funded		31,808	32,669

Projected benefit obligation at end of the period	Ps	34,580	35,280

Based on MFRS D-3, prior services and actuarial results related to pension plans and other postretirement benefits are amortized during the estimated remaining years of service of the employees subject to these benefits. As of December 31, 2010, the approximate average years of service for pension plans is 10.8 years and 15.5 years for other postretirement benefits. As mentioned in note 2M, MFRS D-3 requires amortizing the transition liability, prior services and actuarial results accumulated as of December 31, 2007 under the previous MFRS D-3 related to pensions, other postretirement benefits and termination benefits, over a maximum period of five years. MFRS D-3 establishes that termination benefits generated after its adoption are recognized in the results of the period in which they are generated. The net periodic cost in 2010, 2009 and 2008 included the transition amortization established by MFRS D-3.

As of December 31, 2010 and 2009, plan assets were measured at their estimated fair value at year end and consisted of:

	2010		2009
Fixed-income securities
Cash	Ps	708	1,286
Investments in corporate bonds		8,481	5,632
Investments in government bonds		2,916	6,685

		12,105	13,603

Variable-income securities
Investment in marketable securities		5,026	5,731
Other investments and private funds		3,280	2,347

		8,306	8,078

	Ps	20,411	21,681

As of December 31, 2010, estimated future benefit payments for pensions and other postretirement benefits during the next ten years were as follows:

	2010
2011	Ps	1,908
2012		1,912
2013		1,868
2014		1,895
2015		1,896
2016 – 2020		10,046

The most significant assumptions used in the determination of the net periodic cost were as follows:

	2010				2009
	Mexico	United States	United Kingdom	Other countries [1]	Mexico	United States	United Kingdom	Other countries [1]
Discount rates	8.5%	5.5%	5.7%	4.0% - 8.9%	9.0%	6.2%	6.0%	4.7% - 9.0%
Rate of return on plan assets	9.0%	7.5%	6.5%	3.8% - 9.0%	9.0%	8.0%	6.7%	3.0% - 9.0%
Rate of salary increases	4.5%	3.0%	3.6%	2.0% - 6.0%	5.5%	3.5%	3.0%	2.3% - 5.5%

[1]	Range of rates.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

As of December 31, 2010 and 2009, the aggregate projected benefit obligation for pension plans and other benefits and the plan assets by country were as follows:

	2010				2009
	Projected benefit obligation		Assets	Deficit	Projected benefit obligation		Assets	Deficit
Mexico	Ps	3,725	710	3,015	Ps	3,228	904	2,324
United States		4,665	3,475	1,190		4,612	3,873	739
United Kingdom		19,928	14,404	5,524		20,800	14,820	5,980
Other countries		6,262	1,822	4,440		6,640	2,084	4,556

	Ps	34,580	20,411	14,169	Ps	35,280	21,681	13,599

Other information related to employees’ benefits at retirement

During 2010, 2009 and 2008, CEMEX reduced its workforce, subject to defined pension and medical benefits in the United States, and during 2008, CEMEX reduced its workforce, subject to defined pension benefits in several countries including the United Kingdom, and froze the defined benefit pension plan in Puerto Rico. These actions generated events of settlement and curtailment of obligations in the respective pension plans pursuant to MFRS D-3. As a result, changes in the plan liabilities and proportional parts of prior services and actuarial results pending to be amortized were recognized in the statements of operations for the periods, which represented a gain of approximately Ps7 in 2010 and losses of approximately Ps68 and Ps33 in 2009 and 2008, respectively.

The defined benefit plan in the United Kingdom has been closed to new participants since January 2004. Regulation in the United Kingdom requires entities to maintain plan assets at a level similar to that of the obligations. Consequently, it is expected that CEMEX will make significant contributions to the United Kingdom’s pension plans in the following years. As of December 31, 2010, the deficit in the funded status of these plans after reducing the deficit related to other postretirement benefits, which are financed through daily operations, was approximately Ps5,116.

Information related to termination benefits

In some countries, CEMEX pays benefits to personnel pursuant to legal requirements upon termination of their working relationships based on the years of service and the last salary received. The projected benefits obligation of these benefits as of December 31, 2010 and 2009 was approximately Ps509 and Ps568, respectively.

Information related to other postretirement benefits

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2010 and 2009, the projected benefit obligation related to these benefits was approximately Ps1,268 and Ps1,247, respectively. The medical inflation rate used in 2010 to determine the projected benefits obligation of these benefits was 7.0% in Mexico, 4.7% in Puerto Rico and in the United States and 7.4% in the United Kingdom.

Other employee benefits

In addition, in some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2010, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 400 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 350 thousand dollars to 2 million dollars. If all employees qualifying for health care benefits required medical services simultaneously, the contingency for CEMEX would be significantly larger. However, this scenario, while possible, is remote. The amount expensed for the years ended December 31, 2010, 2009 and 2008 through self-insured health care benefits was approximately US$81 (Ps1,026), US$106 (Ps1,442) and US$100 (Ps1,126), respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

15.	INCOME TAXES

A)	INCOME TAXES FOR THE PERIOD

The amounts for income taxes included in the statements of operations in 2010, 2009 and 2008 are summarized as follows:

	2010		2009	2008
Current income taxes
From Mexican operations	Ps	(3,119)	(3,804)	(2,793)
From foreign operations		(4,914)	(4,885)	(5,180)

		(8,033)	(8,689)	(7,973)

Deferred income taxes
From Mexican operations		786	2,181	5,990
From foreign operations		2,738	17,074	24,981

		3,524	19,255	30,971

	Ps	(4,509)	10,566	22,998

As of December 31, 2010, consolidated tax loss and tax credits carryforwards expire as follows:

	Amount of carryforwards
2011	Ps	6,470
2012		6,657
2013		5,910
2014		825
2015 and thereafter		271,495

	Ps	291,357

As of December 31, 2009, in connection with changes to the tax consolidation regime in Mexico (note 2N) and based on Interpretation 18, CEMEX recognized a liability for Ps10,461 against “Other non-current assets” for Ps8,216 in connection with the net liability recognized before the new tax law, and Ps2,245 against “Retained earnings,” for the portion, according to the new law, related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to the Parent Company; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax, until the subsidiary is disposed of or CEMEX eliminates the tax consolidation, over the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated tax payable by approximately Ps2,911 against a credit to “Retained earnings.” In addition, considering during 2010: a) cash payments of Ps325; b) income tax from subsidiaries paid to the Parent Company for Ps2,496; and c) other adjustments of Ps358, the estimated tax payable for tax consolidation in Mexico as of December 31, 2010 amounted to Ps10,079.

B)	DEFERRED INCOME TAXES

As of December 31, 2010 and 2009, the income tax effects of the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

	2010		2009
Deferred tax assets:
Tax loss carryforwards and other tax credits	Ps	73,843	77,602
Accounts payable and accrued expenses		8,206	8,487
Intangible assets and deferred charges, net		13,096	2,352
Others		1,032	1,161

Total deferred tax assets		96,177	89,602
Less – Valuation allowance		(40,137)	(32,079)

Net deferred tax assets		56,040	57,523
Deferred tax liabilities:
Property, machinery and equipment		(42,284)	(47,605)
Investments and other assets		(3,205)	(4,826)
Others		(3,194)	(983)

Total deferred tax liabilities		(48,683)	(53,414)

Net deferred tax asset (liability)	Ps	7,357	4,109

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Changes to the consolidated valuation allowance of deferred tax assets in 2010, 2009 and 2008 were as follows:

	2010		2009	2008
Balance at the beginning of the period	Ps	(32,079)	(27,194)	(21,093)
Increases		(14,780)	(18,638)	(5,652)
Decreases [1]		3,436	13,547	1,571
Translation effects		3,286	206	(2,020)

Balance at the end of the period	Ps	(40,137)	(32,079)	(27,194)

The changes in consolidated deferred income taxes during 2010, 2009 and 2008 were as follows:

	2010		2009	2008
Deferred income tax charged to the statements of operations	Ps	3,524	19,255	30,971
Deferred income tax in stockholders’ equity [2]		778	941	(362)
Reclassification to other captions in the balance sheet		(1,054)	1,060	—

Change in deferred income tax for the period	Ps	3,248	21,256	30,609

[1]	Includes in 2009 the reclassification of the liability related to the income tax law reforms in Mexico.
[2]

The change in stockholders’ equity in 2010 and 2009, includes an expense of Ps338 and an income of Ps585, respectively, related to the effect generated for the future tax deduction of the debt components of both the voluntary and mandatorily convertible securities (note 12). In 2008, this includes a debit of Ps920 related to the initial effect of deferred tax liabilities on investment in associates, recognized within “Retained earnings,” and a credit of Ps558 related to the deferred tax asset on items directly recognized in stockholders’ equity.

CEMEX believes that sufficient taxable income will be generated as to realize the tax benefits associated with the deferred income tax assets and tax loss carryforwards, prior to their expiration. Nevertheless, a valuation allowance is recorded for the deferred tax assets on tax loss carryforwards that are estimated and may not be recoverable in the future. In the event that present conditions change, and it is determined that future operations would not generate sufficient taxable income, the valuation allowance on deferred tax assets would be increased against the results of the period.

CEMEX, S.A.B de C.V. has not provided for any deferred tax liability for the undistributed earnings generated by its subsidiaries, recognized under the equity method, considering that such undistributed earnings are expected to be reinvested and not generating income tax in the foreseeable future. Likewise, CEMEX does not recognize a deferred income tax liability related to its investments in subsidiaries and interests in joint ventures, considering that CEMEX controls the reversal of the temporary differences arising from these investments.

C)	EFFECTIVE TAX RATE

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2010, 2009 and 2008 were as follows:

	2010	2009	2008
	%	%	%
Consolidated statutory tax rate	(30.0)	(28.0)	(28.0)
Non-taxable dividend income	—	(7.4)	(15.6)
Other non-taxable income [1]	(14.7)	(179.9)	(32.6)
Expenses and other non-deductible items	(3.1)	30.8	25.3
Non-taxable sale of marketable securities and fixed assets	21.0	(86.9)	(7.4)
Difference between book and tax inflation	11.7	27.1	8.0
Other tax non-accounting benefits	46.3	(0.5)	(8.6)
Foreign exchange fluctuations [2]	3.2	12.8	(37.8)
Others	3.2	4.3	(4.3)

Effective consolidated tax rate	37.6	(227.7)	(101.0)

[1]	Includes the effects of the different income tax rates in the countries where CEMEX operates.
[2]	Includes the effects of foreign exchange fluctuations recognized as translation effects (note 16B).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

16.	STOCKHOLDERS’ EQUITY

The carrying amounts of consolidated stockholders’ equity exclude investments in shares of CEMEX, S.A.B. de C.V. held by subsidiaries, which implied a reduction to controlling interest stockholders’ equity of Ps220 (16,668,156 CPOs) in 2010, Ps187 (16,107,081 CPOs) in 2009 and Ps6,354 (589,238,041 CPOs) in 2008. This reduction is included within “Other equity reserves.” The increase in CPOs held by subsidiaries during 2010 refers to CPOs received by subsidiaries as a result of the recapitalization of retained earnings as described below.

A)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2010 and 2009, the breakdown of common stock and additional paid-in capital was as follows:

	2010		2009
Common stock	Ps	4,132	4,127
Additional paid-in capital		104,590	98,797

	Ps	108,722	102,924

As of December 31, 2010 and 2009, the common stock of CEMEX, S.A.B. de C.V. was represented as follows:

	2010		2009
Shares [1]	Series A [2]	Series B [3]	Series A [2]	Series B [3]
Subscribed and paid shares	20,043,602,184	10,021,801,092	19,224,300,330	9,612,150,165
Unissued shares authorized for stock compensation programs	345,164,180	172,582,090	395,227,442	197,613,721
Shares that guarantee the issuance of convertible securities [4]	1,896,584,924	948,292,462	344,960,064	172,480,032
Shares authorized for the issuance of stock or convertible securities [5]	3,415,076	1,707,538	1,055,039,936	527,519,968

	22,288,766,364	11,144,383,182	21,019,527,772	10,509,763,886

[1]	13,068,000,000 shares in both years correspond to the fixed portion and 20,365,149,546 as of December 31, 2010 and 18,461,291,658 as of December 31, 2009 correspond to the variable portion.
[2]	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock.
[3]	Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
[4]	Shares that guarantee the conversion of both the voluntary and mandatorily convertible securities (note 12).
[5]	Shares authorized for the issuance of stock through a public offer or through the issuance of convertible securities.

On April 29, 2010, stockholders at the annual ordinary stockholders’ meeting approved resolutions to increase the variable common stock through the capitalization of retained earnings, issuing up to 1,153.8 million shares (384.6 million CPOs) based on a price of Ps14.24 per CPO. Stockholders received 3 new shares for each 75 shares held (1 new CPO for each 25 CPOs held), through the capitalization of retained earnings. As a result, shares equivalent to approximately 384.6 million CPOs were issued, representing an increase in common stock of approximately Ps3, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of Ps5,476, and (ii) to increase the variable common stock by up to 750 million shares (250 million CPOs) issuable as a result of antidilution adjustments upon conversion of CEMEX’s convertible securities, which generated an increase in common stock for approximately Ps2 against retained earnings. There was no cash distribution and no entitlement to fractional shares.

On September 28, 2009, through a global offering, CEMEX completed the sale of a total of 1,495 million CPOs (directly or in the form of ADSs), including CPOs sold through the exercise in full of the over-allotment option granted to the underwriters, of which approximately 373.8 million CPOs were sold in Mexico, and approximately 1,121.2 million CPOs were sold in the United States and elsewhere outside Mexico. The CPOs were offered to the public at a price of Ps16.65 per CPO and US$12.50 per ADS. The net aggregate proceeds from the global offering were approximately Ps23,948, increasing stockholders’ equity by Ps7 considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of Ps23,941. Of the 1,495 million CPOs sold, approximately 595 million CPOs were sold by subsidiaries. CEMEX used the net proceeds from the global offering to pay down debt.

On September 4, 2009, stockholders at the extraordinary stockholders’ meeting approved resolutions to: (i) increase the variable common stock by up to 4,800 million shares (1,600 million CPOs) through additional subscription, which subscription and payment could be done indistinctively through the issuance of stock in a public offer or through the issuance of convertible securities; and (ii) finalize any public offer and/or issuance of convertible securities within the following 24 months.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

On April 23, 2009, stockholders at the annual ordinary stockholders’ meeting approved resolutions to increase the variable common stock through the capitalization of retained earnings, issuing up to 1,004 million shares (335 million CPOs) based on a price of Ps13.07 per CPO. Stockholders received 3 new shares for each 75 shares held (1 new CPO for each 25 CPOs held); through the capitalization of retained earnings. As a result, shares equivalent to approximately 334 million CPOs were issued, representing an increase in common stock of approximately Ps3, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps4,370. In addition, stockholders approved resolutions to cancel the corresponding shares held in CEMEX’s treasury. There was no cash distribution and no entitlement to fractional shares.

On April 24, 2008, stockholders at the annual ordinary stockholders’ meeting approved resolutions to: (i) create a reserve for share repurchases of up to Ps6,000; and (ii) increase the variable common stock through the capitalization of retained earnings of up to Ps7,500, issuing up to 1,500 million shares (500 million CPOs), based on a price of Ps23.92 pesos per CPO or instead, stockholders could have chosen to receive a cash dividend of US$0.0835 per CPO (approximately Ps0.8677 pesos for each CPO considering the exchange rate of Ps10.3925 per dollar). As a result, shares equivalent to approximately 284 millions of CPOs were issued, representing an increase in common stock of approximately Ps2, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps6,792, while a cash dividend payment was made for approximately Ps214. In addition, stockholders approved the cancellation of the corresponding shares held in CEMEX’s treasury.

The CPOs issued pursuant to the exercise of options under the “Fixed program” (note 17A) generated additional paid-in capital of approximately Ps5 in 2010, Ps5 in 2009 and Ps4 in 2008, and increased the number of shares outstanding. Likewise, in connection with the long-term compensation program (note 17) in 2010 and 2009, CEMEX issued approximately 25.7 and 13.7 million CPOs, generating an additional paid-in capital of approximately Ps312 and Ps163, respectively, associated with the fair value of the compensation received by executives.

B)	OTHER EQUITY RESERVES

As of December 31, 2010 and 2009, the balance of other equity reserves is summarized as follows:

	2010		2009
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 15B and 16D) [1]	Ps	19,197	26,700
Issuance of convertible securities [2]		3,203	1,971
Treasury shares held by subsidiaries		(220)	(187)

	Ps	22,180	28,484

[1]	In 2010, includes a gain of approximately Ps5,401, resulting from the exchange of perpetual debentures (note 12A).
[2]

Represents the equity components associated with the issuances of convertible securities into shares of CEMEX, S.A.B. de C.V. described in note 12A. Upon mandatory or voluntary conversion of these securities, these balances will be reclassified to common stock and/or additional paid-in capital, as correspond.

For the years ended December 31, 2010, 2009 and 2008, the translation effects of foreign subsidiaries included in the statement of changes in stockholders’ equity were as follows:

	2010		2009	2008
Foreign currency translation adjustment [1]	Ps	6,123	(17,716)	106,190
Foreign exchange fluctuations from debt [2]		1,886	2,158	(9,407)
Foreign exchange fluctuations from intercompany balances [3]		(20,059)	14,654	(65,796)

	Ps	(12,050)	(904)	30,987

[1]	These effects refer to the result from the translation of the financial statements of foreign subsidiaries.
[2]

Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V. associated with the acquisition of foreign subsidiaries and designated as hedge of the net investment in foreign subsidiaries. The average amount of such debt was approximately US$2,829 in 2010, US$3,200 in 2009 and US$3,656 in 2008.

[3]

Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future, of which a loss of Ps4,857 in 2008 was recognized in CEMEX, S.A.B. de C.V.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

C)	RETAINED EARNINGS

In 2009, include a charge for a portion of the liability resulting from changes in the Mexican tax consolidation rules of approximately Ps2,245 (note 15A). Nonetheless, in 2010, due to recent modifications to the income tax law in Mexico, in accordance to Interpretation 18, CEMEX reduced its estimated tax payable by approximately Ps2,911 against a credit to “Retained earnings.” In addition, in connection with the initial adoption of MFRS C-3 in 2010, CEMEX reduced its retained earnings by approximately Ps105 (note 2G). In 2008, the caption includes the effects associated with the adoption of several MFRS: a) the reclassification of the accumulated results from holding non-monetary assets (note 2A); b) the reclassification of the cumulative initial deferred income tax effect (note 2N); c) the cumulative initial deferred income tax recognition in investments in associates; and d) the cumulative initial deferred income tax recognition based on the assets and liabilities method (note 2M), which decreased retained earnings by Ps97,722, Ps6,918, Ps920 and Ps2,283, respectively.

Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2010, the legal reserve amounted to Ps1,804.

D)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of December 31, 2010 and 2009, non-controlling interest in equity amounted to approximately Ps3,214 and Ps3,838, respectively.

Perpetual debentures

As of December 31, 2010 and 2009, consolidated balance sheets included approximately US$1,320 (Ps16,310) and US$3,045 (Ps39,859), respectively, representing the notional amount of perpetual debentures. On May 12, 2010, as mentioned in note 12A, following an exchange offer with the note holders, CEMEX exchanged amounts in excess of a majority of the then outstanding principal amount of each series of perpetual debentures for new secured notes.

Interest expense on the perpetual debentures, which is accrued based on the principal amount, was included within “Other equity reserves” and represented expenses of approximately Ps1,624 in 2010, Ps2,704 in 2009 and Ps2,596 in 2008.

These debentures have no fixed maturity date and do not represent a contractual payment obligation for CEMEX. As a result, these debentures, issued entirely by Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest, as they were issued by consolidated entities. In addition, CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures. The definition of the debentures as equity instruments was made under applicable IFRS, which were applied to these transactions in compliance with the supplementary application of IFRS in Mexico. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX’s consolidated financial statements.

As of December 31, 2010 and 2009, CEMEX’s perpetual debentures were as follows:

Issuer	Issuance date	2010 Nominal amount		2009 Nominal amount		Repurchase option	Interest rate
C10-EUR Capital (SPV) Ltd.	May 2007		€266		€730	Tenth anniversary	6.3%
C8 Capital (SPV) Ltd.	February 2007	US$	369	US$	750	Eighth anniversary	6.6%
C5 Capital (SPV) Ltd [1]	December 2006	US$	147	US$	350	Fifth anniversary	6.2%
C10 Capital (SPV) Ltd.	December 2006	US$	449	US$	900	Tenth anniversary	6.7%

[1]

If CEMEX does not exercise its repurchase option by December 31, 2011, the annual interest rate of this series will change to 3-month LIBOR plus 4.277%, which will be reset quarterly. Interest payments on this series will be made quarterly instead of semi-annually. CEMEX is not permitted to call these debentures under the Financing Agreement. As of December 31, 2010, 3-month LIBOR was approximately 0.30%.

As mentioned in note 12C, as of December 31, 2008, there were derivative instruments associated with the perpetual debentures, through which CEMEX changed the risk profile associated with interest rates and foreign exchange rates in respect of the debentures from the U.S. dollar and euro to the Japanese yen. These derivative instruments were settled during 2009.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

17.	EXECUTIVE STOCK-BASED COMPENSATION

CEMEX has a long-term compensation program providing for the grant of CEMEX’s CPOs to a group of executives. Beginning in 2009, CEMEX issues new CPOs under each annual program over a 4 year period. By agreement with the executives, the CPOs of the annual grant, which is equivalent to 25% of the CPOs related to each plan, are placed in a trust established for the benefit of the executives (the “executives’ trust”) to comply with a 1 year restriction on sale. Under these plans, CEMEX granted approximately 25.7 million CPOs in 2010 and 13.7 million CPOs in 2009 that were subscribed and pending for payment in CEMEX’s treasury, corresponding in 2010 to the first 25% of the 2010 program and the second 25% of the 2009 program, and in 2009 to the first 25% of the 2009 program. The remaining shares will be issued during the following years representing approximately 50.7 million CPOs. During 2008, under this program, the eligible executives received cash bonuses, which were used by the executives to simultaneously acquire CPOs in the market through the executives’ trust. Such CPOs were placed in the executives’ trust to comply with a restriction on sale period of 4 years, which vests up to 25% at the end of each year. The compensation expense related to the grants in 2010 and 2009 represented the fair value of CPOs as of the grant date considering a weighted average price per CPO of Ps12.54 and Ps11.86, respectively. In 2008, the fair value of CPOs at acquisition date equaled the cash bonuses. The expense recognized in the statements of operations in connection with these programs during 2010, 2009 and 2008 amounted to Ps536, Ps606 and Ps725, respectively.

Until 2005, CEMEX granted stock options to executives based on CEMEX’s CPO. Options outstanding under CEMEX’s programs represent liability instruments, except for those of its “Fixed program,” which was designated as equity instruments (note 2T). The information related to options granted in respect of CEMEX, S.A.B. de C.V. shares is as follows:

Options	Fixed program (A)	Variable program (B)	Restricted program (C)	Special program (D)
Options outstanding at the beginning of 2008	898,470	1,376,347	15,022,272	845,424
Changes in 2008:
Options cancelled and adjustments	(63,352)	—	—	—
Options exercised	(87,873)	(17,427)	—	(99,425)

Options outstanding at the end of 2008	747,245	1,358,920	15,022,272	745,999
Changes in 2009:
Options exercised	(133,606)	—	—	(23,381)

Options at the end of 2009	613,639	1,358,920	15,022,272	722,618
Changes in 2010:
Options cancelled and adjustments	(57,933)	—	—	—
Options exercised	(106,963)	—	—	(8,000)

Options at the end of 2010	448,743	1,358,920	15,022,272	714,618

Underlying CPOs [1]	2,760,842	7,119,529	70,481,496	14,292,360

Exercise prices:
Options outstanding at the beginning of 2009 [1,2]	Ps6.49	US$1.43	US$2.00	US$1.36
Options exercised in the year [1,2]	Ps7.53	—	—	US$0.97
Options outstanding at the end of 2010 [1,2]	Ps5.85	US$1.52	US$2.00	US$1.36

Average life of options:	0.5 years	1.3 years	1.5 years	2.8 years

Number of options per exercise price:	266,385 – Ps4.5	886,170 – US$1.6	15,022,272 – US$2.0	81,826 – US$1.1
	182,358 – Ps7.8	141,679 – US$1.7	—	125,345 – US$1.4
	—	67,295 – US$1.4	—	135,751 – US$1.0
	—	205,034 – US$1.2	—	257,291 – US$1.4
	—	58,742 – US$1.5	—	114,405 – US$1.9

Percent of options fully vested:	100%	100%	100%	100%

[1]	Exercise prices and the number of underlying CPOs are technically adjusted for the dilutive effect of stock dividends and recapitalization of retained earnings.
[2]	Weighted average exercise prices per CPO.

A)	Fixed program

From June 1995 through June 2001, CEMEX granted stock options with a fixed exercise price in pesos, equivalent to the market price of the CPO at the grant date and with tenure of 10 years. The employees’ option rights vested up to 25% annually during the first 4 years after having been granted.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

B)	Variable program

This program started in November 2001, through an exchange of fixed program options, with exercise prices denominated in dollars increasing annually at a 7% rate.

C)	Restricted program

This program started in February 2004 through a voluntary exchange of options mainly from the variable program. These options have an exercise price denominated in dollars which, depending on the program, increase annually at a 5.5% rate or at a 7% rate. Executives’ gains under these options are settled in the form of CPOs, which are restricted for sale for an approximate period of 4 years from the exercise date.

D)	Special program

From June 2001 through June 2005, CEMEX’s subsidiary in the United States granted to a group of its employees a stock option program to purchase CEMEX ADSs. The options granted have a fixed exercise price denominated in dollars and tenure of 10 years. The employees’ option rights vested up to 25% annually after having been granted. The option exercises are hedged using ADSs currently owned by subsidiaries, which increases stockholders’ equity and the number of shares outstanding. The amounts of these ADS programs are presented in terms of equivalent CPOs (ten CPOs represent one ADS).

Other programs

CEMEX’s subsidiary in Ireland has an outstanding stock option program in its own shares. As of December 31, 2010 and 2009, this subsidiary had outstanding options over 307,748 and 347,748 of its shares, respectively, with an average exercise price per share of approximately €1.18 in 2010 and €1.23 in 2009. As of December 31, 2010 and 2009, the market price per share of CEMEX’s subsidiary in Ireland was €0.21 and €0.18, respectively.

Valuation of options at fair value and accounting recognition

All options of programs that qualify as liability instruments are valued at their estimated fair value as of the date of the financial statements, recognizing changes in valuations in the statements of operations. Changes in the provision for executive stock option programs for the years ended December 31, 2010, 2009 and 2008 were as follows:

	Restricted program		Variable program	Special program	Total
Provision as of December 31, 2007	Ps	927	120	283	1,330
Net revenue in current period results		(1,055)	(129)	(353)	(1,537)
Estimated decrease from exercises of options		—	1	29	30
Foreign currency translation effect		239	31	73	343

Provision as of December 31, 2008		111	23	32	166
Net expense in current period results		8	2	18	28
Estimated decrease from exercises of options		—	—	5	5
Foreign currency translation effect		(5)	(1)	(1)	(7)

Provision as of December 31, 2009		114	24	54	192
Net revenue in current period results		(92)	(15)	(40)	(147)
Estimated decrease from exercises of options		—	—	2	2
Foreign currency translation effect		(7)	(1)	(3)	(11)

Provision as of December 31, 2010	Ps	15	8	13	36

The options’ fair values were determined through the binomial option-pricing model. As of December 31, 2010, 2009 and 2008, the most significant assumptions used in the valuations were as follows:

Assumptions	2010	2009	2008
Expected dividend yield	4.0%	7.9%	10.4%
Volatility	35%	35%	35%
Interest rate	2.6%	2.6%	1.8%
Weighted average remaining tenure	1.3 years	4.8 years	5.3 years

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

18.	EARNINGS (LOSS) PER SHARE

The amounts considered for calculations of earnings (loss) per share (“EPS”) 2010, 2009 and 2008 were as follows:

	2010		2009	2008
Denominator (thousands of shares)
Weighted average number of shares outstanding – basic		29,974,524	26,796,205	25,142,051
Effect of dilutive instruments – stock-based compensation (note 17)		—	39,963	10,337
Effect of dilutive instruments – convertible securities (note 12A)		—	517,440	—

Potentially dilutive shares		—	557,403	10,337

Weighted average number of shares outstanding – diluted		—	27,353,608	25,152,388

Numerators
Controlling interest income (loss) before discontinued operations	Ps	(16,489)	5,925	226
Less: non-controlling interest net income		27	240	45

Controlling interest income (loss) before discontinued operations – basic		(16,516)	5,685	181
Plus: interest expense on convertible securities		—	16	—

Controlling interest income before discontinued operations – diluted	Ps	—	5,701	181

Income (loss) from discontinued operations	Ps	—	(4,276)	2,097

Basic earnings (loss) per share
Controlling interest basic EPS from continuing operations	Ps	(0.55)	0.21	0.01
Basic EPS from discontinued operations		—	(0.16)	0.08

Diluted earnings (loss) per share
Controlling interest diluted EPS from continuing operations	Ps	—	0.21	0.01
Diluted EPS from discontinued operations		—	(0.16)	0.08

Diluted earnings per share reflect the effects of any transactions which have a potentially dilutive effect on the weighted average number of common shares outstanding. The dilutive effect of the number of shares resulting from the executives’ stock option programs is determined under the inverse treasury method. In connection with the restricted CPO grants under the long-term compensation program initiated in 2009, as well as the convertible securities, the total amount of CPOs committed for issuance in the future is computed from the beginning of the reporting period. Based on MFRS B-14 “Earnings per Share”, (“MFRS B14”), the weighted average number of shares outstanding in 2009 and 2008 includes the shares issued as a result of the capitalization of retained earnings declared in April 2010 and 2009 (note 16A).

According to MFRS B-14, diluted earnings per share shall not be disclosed when the result from continuing operations is a loss.

19.	COMMITMENTS

A)	GUARANTEES

As of December 31, 2010 and 2009, CEMEX, S.A.B. de C.V. had guaranteed loans of certain subsidiaries for approximately US$13,028 and US$12,570, respectively.

B)	PLEDGED ASSETS

As of December 31, 2010 and 2009, CEMEX had liabilities amounting to US$186 and US$292, respectively, secured by property, machinery and equipment.

In addition, in connection with the Financing Agreement (note 12A), CEMEX transferred to a trust for the benefit of the bank lenders, note holders and other creditors having the benefit of negative pledge clauses, the shares of several of its main subsidiaries, including CEMEX México, S.A. de C.V. and CEMEX España, S.A., in order to guarantee payment obligations under the Financing Agreement and other financial transactions. These shares secure several other financings entered into subsequent to the date of the Financing Agreement.

C)	COMMITMENTS

As of December 31, 2010 and 2009, CEMEX had commitments for the purchase of raw materials for an approximate amount of US$288 and US$172, respectively.

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA formed an alliance to develop a wind farm project for the generation of 250 Megawatts (MW) in the Mexican state of Oaxaca. CEMEX acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between CEMEX and ACCIONA established that CEMEX’s plants in Mexico should acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

In 1999, CEMEX entered into agreements with an international partnership, which built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). In 2007, another international company replaced the original operator. The agreements established that CEMEX would purchase the energy generated for a term of not less than 20 years, which started in April 2004. Likewise, CEMEX committed to supply TEG all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered with Petróleos Mexicanos, which terminates in 2024. With the change of the operator, in 2007, CEMEX extended the term of its agreement with TEG until 2027. Consequently, for the last 3 years of the TEG fuel supply contract, CEMEX intends to purchase the required fuel in the market. CEMEX is not required to make any capital expenditure in the project. For the years ended December 31, 2010, 2009 and 2008, TEG supplied (unaudited) 72.8%, 73.7% and 60.4, respectively, of CEMEX’s 15 plants’ electricity needs in Mexico during such year.

In 2007, CEMEX Ostzement GmbH (“COZ”), CEMEX’s subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE has been committed to supply energy to CEMEX’s Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy that it will acquire from VENEE, with the option to adjust the purchase amount once on a monthly and quarterly basis. According to the contract, COZ acquired 28 MW in 2008 and 2009, 27 MW in 2010 and will acquire 27 MW per year from 2011 to 2014. COZ expects to acquire between 26 and 28 MW per year starting in 2015 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, does not require initial investments and was expected to be performed at a future date. Based on its terms, this contract qualified as a financial instrument under MFRS. However, as the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees (the “participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately US$38. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately US$38, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. dollars, were deposited into the trust by the participating individuals as security for their obligations, and represent the maximum exposure of the participating individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 126 million CPOs at a price of US$2.8660 per CPO (120% of initial CPO price in dollars), as adjusted as of December 31, 2010. If the value of the assets held in the trust (32.1 million CPOs and the securities that track the performance of the Mexican Stock Exchange) were insufficient to cover the obligations of the trust, a guarantee would be triggered and CEMEX, S.A.B. de C.V. would be required to purchase in April 2013 the total CPOs at a price per CPO equal to the difference between U.SPs2.8660 and the market value of the assets of the trust. The purchase price per CPO in dollars and the corresponding number of CPOs under this transaction are subject to dividend adjustments. CEMEX recognizes a liability for the fair value of the guarantee, and changes in valuation were recorded in the statements of operations (note 12C).

D)	CONTRACTUAL OBLIGATIONS

As of December 31, 2010 and 2009, CEMEX had the following contractual obligations:

(U.S. dollars millions)	2010						2009
Obligations	Less than 1 year		1-3 Years	3-5 Years	More than 5 Years	Total	Total
Long-term debt	US$	407	1,160	10,500	4,289	16,356	15,851
Capital lease obligations		2	2	1	1	6	15

Total debt [1]		409	1,162	10,501	4,290	16,362	15,866
Operating leases [2]		199	297	124	111	731	920
Interest payments on debt [3]		964	2,131	1,068	454	4,617	5,144
Pension plans and other benefits [4]		154	306	306	813	1,579	1,670

Total contractual obligations [5]	US$	1,726	3,896	11,999	5,668	23,289	23,600

	Ps	21,333	48,155	148,308	70,056	287,852	308,924

[1]

The scheduling of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. CEMEX has replaced in the past its long-term obligations for others of similar nature.

[2]

The amounts of operating leases have been determined on the basis of nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$199 (Ps2,521), US$243 (Ps3,305) and US$198 (Ps2,239) in 2010, 2009 and 2008, respectively.

[3]	For the determination of the future estimated interest payments on floating rate denominated debt, CEMEX used the interest rates in effect as of December 31, 2010 and 2009.
[4]	Represents estimated annual payments under these benefits for the next 10 years (note 14). Future payments include the estimate of new retirees during such future years.
[5]	Excludes the contractual obligation to purchase from Ready Mix USA its venture interests in the two joint ventures between Ready Mix USA and CEMEX pursuant to the exercise of the put option (note 9A).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

20.	CONTINGENCIES

A)	CONTINGENT LIABILITIES RESULTING FROM LEGAL PROCEEDINGS

As of December 31, 2010, CEMEX was involved in various significant legal proceedings, the resolutions of which would imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions have been recognized in the financial statements. Such provisions represent the best estimate of the contingent amounts payable in respect of these legal proceedings. As a result, CEMEX believes that it will not incur significant expenditure in excess of the amounts previously recorded. The details of the most significant events are as follows:

•

On January 2, 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) notified CEMEX Polska, a subsidiary in Poland, about the initiation of an antitrust proceeding against all cement producers in the country, including CEMEX Polska and another of CEMEX’s indirect subsidiaries in Poland. The Protection Office alleged that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions of cement, and that the producers exchanged confidential information, all of which limited competition in the Polish market of cement. In January 2007, CEMEX Polska filed its response to the notification, denying that it had committed the practices listed by the Protection Office. In addition, CEMEX Polska submitted formal comments and objections gathered during the proceeding, as well as facts supporting its position that its activities were in line with Polish competition law. In December 2009, the Protection Office issued a resolution imposing fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska amounted to 115 million Polish zlotys (US$39 or Ps479), which represents 10% of CEMEX Polska’s total revenue for the calendar year preceding the imposition of the fine. CEMEX Polska initiated an appeal before the Polish Court of Competition and Consumer Protection. The resolution will not be enforced until two appeals are exhausted. As of December 31, 2010, CEMEX recognized a provision of approximately 72 million Polish zlotys (US$24 or Ps300), representing the best estimate on such date of the expected cash outflow in connection with this resolution.

•

In 2005, through the acquisition of RMC Group plc (“RMC”), CEMEX assumed environmental remediation liabilities in the United Kingdom, pertaining to closed and current landfill sites for the confinement of waste. As of December 31, 2010, CEMEX had generated a provision for the net present value of such obligation of approximately £130 (US$203 or Ps2,507). Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which was accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•

In August 2005, Cartel Damages Claims, S.A. (“CDC”), filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG, CEMEX’s subsidiary in Germany, and other German cement companies, originally seeking approximately €102 (US$136 or Ps1,681) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002. In the meantime, CDC has acquired new claims by assignment and the claim has increased to €131 (US$175 or Ps2,159). CDC is a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the purpose of purchasing potential damage claims from cement consumers and pursuing those claims against the cartel participants. In February 2007, the District Court in Düsseldorf allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed the resolution but the appeal was dismissed in May 2008 and the lawsuit will proceed at the level of court of first instance. As of December 31, 2010, CEMEX Deutschland AG had accrued liabilities regarding this matter for approximately €20 (US$27 or Ps330). The District Court in Düsseldorf has called for a hearing on the merits of this case, scheduled for May 26, 2011.

•

As of December 31, 2010, CEMEX’s subsidiaries in the United States have accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately US$29 (Ps358). The environmental matters relate to: a) the disposal of various materials, in accordance with past industry practice, which might be currently categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX’s subsidiaries believe that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on the information developed to date, CEMEX’s subsidiaries do not believe that they will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with or litigation against potential sources of recovery have been completed.

B)	OTHER LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals as CEMEX believes that the probability of loss is reasonably remote after considering all the elements of such proceedings. As of December 31, 2010, the details of the most significant events with a quantification of the potential loss, when it is determinable, were as follows:

•

In September 2009, officers from the European Commission (“EC”), in conjunction with local officials of the Spanish national competition enforcement authority (Comisión Nacional de la Competencia or “CNC”), conducted an unannounced inspection at CEMEX’s offices in Spain. The EC alleges that CEMEX may have participated in anti-competitive agreements and/or concerted practices. This investigation is related to unannounced previous inspections carried out by the EC in the United Kingdom and Germany in November 2008. Since the inspections, CEMEX has received requests for information from the EC in September 2009, October 2010 and December 2010, and CEMEX has fully cooperated by providing the relevant information on time.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

•

On December 8, 2010, the EC informed CEMEX that it has decided to initiate formal proceedings in respect of possible anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. These proceedings may lead to an infringement decision, or if the objections raised by the EC are not substantiated, the case might be closed. If the allegations are substantiated, the EC may impose a maximum fine of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved. CEMEX intends to defend its position vigorously in this proceeding and is fully cooperating and will continue to cooperate with the EC in connection with this matter.

•

On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia of a proceeding in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 43 billion Colombian pesos (US$22 or Ps272) and imposed a penalty in the amount of approximately 69 billion Colombian pesos (US$36 or Ps445), both amounts as of December 31, 2010. The Colombian Tax Authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25% of such losses per subsequent year. CEMEX believes that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, CEMEX believes that the Colombian Tax Authority is no longer able to review the 2008 tax return because the time to review such returns has already expired pursuant to Colombian law. At this stage, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

•

In September 2009, the CNC, applying exclusively national antitrust law, separately conducted its own inspection in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix and aggregates within the Chartered Community of Navarre (“Navarre”). In December 2009, the CNC started a procedure against CEMEX España for alleged practices prohibited under the Spanish competition law. In November 2010, the CNC provided CEMEX España with a Statement of Facts that included some allegations that could be construed as a possible infringement by CEMEX España of Spanish competition law in Navarre. The Statement of Facts was addressed to CEMEX España, but also indicated that its parent company, New Sunward Holding B.V., could be jointly and severally liable for the investigated behavior. On December 10, 2010, the CNC Investigative Department notified CEMEX of its proposed decision, which declared an existence of infringement, and will submit the proposed decision to the CNC Council. The notification of the proposed decision marked the end of the investigation phase. On December 29, 2010, CEMEX submitted its opposition to the proposed decision denying all charges formulated by the CNC. The CNC must issue a final decision within 18 months from the formal start of the procedure, which began on December 15, 2009. The maximum fine that the CNC could impose would be 10% of the total revenues of CEMEX España’s ready-mix production activities within Navarre for the calendar year preceding the imposition of the fine.

•

In June 2009, the Texas General Land Office (“GLO”) alleged that CEMEX Construction Materials South, LLC failed to pay approximately US$550 in royalties related to mining by CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also states that the State is seeking injunctive relief. On December 17, 2009, the Texas court handling this matter granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed an appeal on March 25, 2010 and its appellate brief on May 28, 2010. The GLO has also requested that the Texas Court of Appeals hear oral arguments in this matter. CEMEX has filed its response brief but no hearing date has been set. CEMEX will continue to vigorously defend the claim.

•

In January and March 2009, one of CEMEX’s subsidiaries in Mexico was notified of two findings of presumptive responsibility issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), alleging certain violations of Mexican antitrust laws. CEMEX believes these findings contain substantial violations of rights granted by the Mexican Constitution. In February and April 2009, CEMEX filed two constitutional challenges in connection with these two cases. With respect to the first case, the Circuit Court determined that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until de CFC concludes its proceedings and issues a final ruling before raising its constitutional challenge again. However, in July 2010, in light of the possible violations to CEMEX’s constitutional rights, the CFC terminated the existing proceeding and reinitiated a new proceeding against CEMEX to avoid such violations. CEMEX believes that Mexican law does not entitle the CFC to reinitiate a new proceeding but only to continue with the original one. In August 2010, CEMEX filed a separate constitutional challenge with the circuit court to argue against the reinitiated proceeding. With respect to the second case, in December 2010, the District Court in Mexico City determined that CEMEX lacked standing with its constitutional challenge since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concludes its proceeding and issues a final ruling before raising its constitutional challenge again. CEMEX expects to appeal the resolution of the District Court.

•

In November 2008, AMEC/Zachry, the general contractor for the expansion program in Brooksville, Florida, filed a lawsuit against CEMEX Florida in the United States, alleging delay damages and seeking an equitable adjustment to the contract and payment of change orders. In its claim, AMEC/Zachry sought indemnity for US$60 (Ps742). During 2009, FLSmidth (“FLS”), a supplier for the mining and cement industry, became a co-defendant in the lawsuit. During 2009 and 2010, CEMEX filed counterclaims against both suppliers. On November 18, 2010, the court denied AMEC/Zachry’s motion to dismiss against CEMEX Florida, and denied FLS’s motion on the pleading against CEMEX Florida. CEMEX Florida amended its pleadings in accordance with the court’s rulings. The parties have begun producing documents and are preparing to take depositions. Until discovery is significantly underway, CEMEX cannot assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

•

In August 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia and other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia. The lawsuit claimed that CEMEX Colombia and other ASOCRETO members were liable for the premature distress of the roads built for the mass public transportation system in Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs sought the repair of the roads and estimated that the cost of such repair would be approximately 100 billion Colombian pesos (US$52 or Ps646). In January 2008, CEMEX Colombia was subject to a court order, sequestering a quarry called El Tunjuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required to deposit with the court 337.8 billion Colombian pesos (US$176 or Ps2,181) in cash. CEMEX appealed this decision and also requested that the guarantee be covered by all defendants in the case. In March 2009, the Superior Court of Bogotá allowed CEMEX to offer security in the amount of 20 billion Colombian pesos (US$10 or Ps129). CEMEX deposited the security and, in July 2009, the attachment was lifted. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages that could be borne by CEMEX Colombia upon appeal.

C)	OTHER CONTINGENCIES FOR LEGAL PROCEDURES

Finally, there are certain legal proceedings in which a negative resolution for CEMEX may represent, among others, the revocation of operating licenses or the assessment of fines, whereby CEMEX may experience a decrease of future revenues, an increase in operating costs or a loss. Nevertheless, as of the date of these financial statements, in some cases, it is not possible to quantify the impact. As of December 31, 2010, the most significant other contingencies were the following:

•

Pursuant to amendments to the Mexican income tax law effective on January 1, 2005, Mexican companies with investments in entities incorporated in foreign countries whose income tax liability is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on indirect revenues, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, provided, however, that such revenues are not derived from entrepreneurial activities in such countries. CEMEX challenged the constitutionality of the amendments before the Mexican federal courts. In September 2008, the Supreme Court of Justice ruled the amendments were constitutional for tax years 2005 to 2007. Since the Supreme Court’s decision does not pertain to the amount of taxes due or other tax obligations, CEMEX will self-assess any taxes due through the submission of amended tax returns. CEMEX has not yet determined the amount of tax or the periods affected, but the amount could be material. If the Mexican tax authorities do not agree with our self-assessment of the taxes due for past periods, they may assess additional amounts of taxes past due, which could be material and may impact CEMEX’s cash flows.

•

On June 5, 2010, the Secretaría Distrital de Ambiente de Bogotá, the District of Bogota’s environmental secretary (or the “environmental secretary”), ordered the suspension of the mining activities of CEMEX Colombia at El Tunjuelo quarry, located in Bogotá, Colombia, as a temporary injunction. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers), which also have mining activities located in the same area of El Tunjuelo quarry, have also been ordered to suspend mining activities in that area. The environmental secretary alleges that during the past 60 years CEMEX Colombia and the other companies included in the temporary injunction have illegally changed the course of the Tunjuelo River, have used the percolating waters without any permission and have improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the environmental secretary informing about the initiation, of proceedings to impose fines based on the mentioned presumed environmental violations against CEMEX Colombia. CEMEX Colombia responded to the temporary injunction by requesting that it be revoked based on the fact that the mining activities at El Tunjuelo quarry are supported by the corresponding authorizations required by the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and permanently authorized by the Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial. On June 11, 2010, the local authorities in Bogotá, in compliance with the environmental secretary’s decision, sealed off the mine to machinery and prohibited the removal of our aggregates inventory. Although there is not an official quantification of the possible fine, the environmental secretary has publicly declared that the fine could be as much as 300 billion Colombian pesos (US$157 or Ps1,941). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to our clients in Colombia. CEMEX Colombia is analyzing its legal strategy to defend itself against these proceedings. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

•

In October 2009, CEMEX Corp., one of CEMEX’s subsidiaries in the United States, and other cement and concrete suppliers were named as defendants in several purported class action lawsuits alleging price-fixing in Florida. The purported class action lawsuits are of two distinct types: a) the first type were filed by entities purporting to have purchased cement or ready-mix concrete directly from one or more of the defendants; and b) the second group of plaintiffs are entities purporting to have purchased cement or ready-mix concrete indirectly from one or more of the defendants. Underlying all proposed suits is the allegation that the defendants conspired to raise the price of cement and hinder competition in Florida. On October 12, 2010, the court granted in part the defendants’ motion, dismissing from the case all claims relating to cement and reducing the applicable time period of the plaintiffs’ claims. On October 29, 2010, the plaintiffs filed further amended complaints pursuant to the court’s decision. On December 2, 2010, CEMEX moved to dismiss the amended complaint filed by the indirect purchaser plaintiffs based on lack of standing. CEMEX also answered the complaint filed by the direct purchaser plaintiffs. CEMEX continues to believe that the lawsuits are without merit and intends to defend them vigorously.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

•

In October 2008, in connection with the nationalization of CEMEX’s assets in Venezuela (note 11A), CEMEX’s subsidiaries in Holland, which held CEMEX’s shares in CEMEX Venezuela, submitted a complaint seeking international arbitration to the International Centre for Settlement of Investment Disputes (“ICSID”) following the Venezuelan Government’s confiscation of assets, deprivation of rights of CEMEX Venezuela and the initiation of the expropriation of CEMEX’s Venezuelan business. On July 27, 2010, the ICSID tribunal heard arguments on the jurisdictional objections raised by the Republic of Venezuela and issued its decision in favor of jurisdiction on December 30, 2010. The proceedings are now expected to proceed to the merits phase of the arbitration. CEMEX is unable at this preliminary stage to estimate the likely range of potential recovery or to determine what position the Republic of Venezuela will take in these proceedings, the nature of the award that may be issued by the ICSID tribunal or the likely extent of collection of any possible monetary award issued.

In addition, the government of Venezuela has claimed that three cement transportation vessels, transferred before the expropriation of CEMEX Venezuelan operations, continue to be the property of the former CEMEX Venezuela, and obtained interim measures before a Venezuelan court barring further transfer or disposition of the vessels. The government of Venezuela attempted to enforce this interim measure in the courts of Panama, and on November 2010, the Panamanian Supreme Civil Court’s confirmed its prior rejection of such attempt to give the Venezuelan interim measures legal effect in Panama. The appropriate affiliates of CEMEX will continue to resist any further efforts by the government of Venezuela to assert ownership rights over the vessels.

•

In July 2008, Strabag SE (“Strabag”), one of the leading suppliers of building materials in Europe, entered into a Share Purchase Agreement (“SPA”) to purchase CEMEX’s operations in Austria and Hungary for €310 (US$413 or Ps5,105), subject to authorization of the competition authorities in Hungary and Austria. On July 1, 2009, Strabag notified CEMEX of its purported rescission of the SPA, arguing that the regulatory approvals were not obtained before June 30, 2009. In October 2009, CEMEX filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce (“ICC”), requesting a declaration that Strabag’s rescission of the SPA was invalid and claiming the payment of damages caused to CEMEX for the alleged breach of the SPA for €150 (US$200 or Ps2,472). In December 2009, Strabag requested the tribunal to dismiss the claim and also filed a counterclaim for the payment of damages and applied for security for costs related to the arbitration proceedings for an aggregate amount of approximately €2 (US$3 or Ps33). The security for costs application was withdrawn by Strabag in March 2010. The arbitration tribunal was constituted on February 16, 2010, and a first procedural hearing was held on March 23, 2010 at which parties agreed on the terms of reference and procedural rules in accordance to ICC Rules of Arbitration. On June 30, 2010, CEMEX submitted its statement of claim and its list of witnesses. On October 29, 2010, Strabag submitted its statement of defense and counterclaim. CEMEX believes Strabag’s counterclaim to be unfounded.

•

In 2002, CEMEX Construction Materials Florida, LLC (“CEMEX Florida”), one of CEMEX’s subsidiaries in the United States, was granted one federal quarry permit that covered the SCL and FEC quarries, and was the beneficiary of another federal quarrying permit for the Lake Belt area in South Florida, which covered the Kendall Krome quarry. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, a judge from the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits of CEMEX’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies involved with the issuance of the permits. On January 29, 2010, in connection with the withdrawal of federal quarry permits in Lake Belt, Florida, the Army Corps of Engineers concluded a revision related to the court’s ruling in 2006 and determined procedures for granting new federal quarry permits in the area. During February 2010, new quarry permits were granted to the SCL and FEC quarries. However, at December 31, 2010, a number of potential environmental impacts must be addressed before a new federal quarry permit may be issued for mining in the Kendall Krome quarry. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect operating income from CEMEX’s Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse effect on our financial results.

•

In April 2006, the cities of Kaštela and Solin in Croatia published their respective development master plans, adversely impacting the mining concession granted to a CEMEX’s subsidiary in Croatia by the Croatian government in September 2005. In May 2006, CEMEX filed an appeal before one constitutional court seeking a declaration by the court of its rights and seeking prohibition of the implementation of the master plans. The municipal courts in Kaštela and Solin had previously rejected the appeals presented by CEMEX. These resolutions were appealed. These cases are currently under review by the Constitutional Court in Croatia, and it is expected that these proceedings will continue for several years before resolution. During the proceedings, the Administrative Court in Croatia ruled in favor of CEMEX, validating the legality of the mining concession granted by the government of Croatia. This decision was final. However, CEMEX expects a resolution from the Constitutional Court to determine if the cities of Kaštela and Solin, within the scope of their master plans, can unilaterally change the borders of exploited fields. Currently, it is difficult to determine the impact on CEMEX as a result of the Kaštela and Solin proceedings.

In addition, as of December 31, 2010, there are various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business or results of operations.

As of December 31, 2010, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which, should any exist, would be appropriately disclosed and/or recognized in the financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

21.	RELATED PARTIES

All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/or acquisition of subsidiaries’ shares within the CEMEX group; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. Transactions between group entities were conducted on arm’s length terms based on market prices and conditions.

The definition of related parties includes entities or individuals outside the CEMEX group, which, pursuant to their relationship with CEMEX, may take advantage of being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX’s transactions with related parties are executed under market conditions. CEMEX has identified the following transactions between related parties:

•

Mr. Bernardo Quintana Isaac, a member of the board of directors at CEMEX, S.A.B. de C.V., is the current chairman of the board of directors of Empresas ICA, S.A.B. de C.V. (“Empresas ICA”), and was its chief executive officer until December 31, 2006. Empresas ICA is one of the most important engineering and construction companies in Mexico. In the ordinary course of business, CEMEX extends financing to Empresas ICA in connection with the purchase of CEMEX’s products, on the same credit conditions that CEMEX awards to other customers.

•

Mr. José Antonio Fernández Carbajal, member of the board of directors at CEMEX, S.A.B. de C.V., is president and chief executive officer of Fomento Empresarial Mexicano, S.A.B. de C.V. (“FEMSA”), a large multinational beverage company. In the ordinary course of business, CEMEX pays and receives various amounts to and from FEMSA for products and services for varying amounts on market terms. Mr. Fernández Carbajal is also vice-chairman of the board of Consejo de Enseñanza e Investigación Superior, A.C. (the managing entity of Instituto de Estudios Superiores de Monterrey or ITESM), of which Mr. Lorenzo Zambrano, chief executive officer and chairman of CEMEX’s board of directors, is chairman of the board. ITESM has received contributions by CEMEX for amounts that were not material in the periods presented.

•	At December 31, 2010, Mr. Rafael Rangel Sostman, a member of the board of directors at CEMEX, S.A.B. de C.V., was the dean of ITESM.

•	During 2010, 2009 and 2008, there were no loans between CEMEX and board members or top management executives.

•

For the years ended December 31, 2010, 2009 and 2008, the aggregate amount of compensation paid by CEMEX, S.A.B. de C.V. and subsidiaries to its board of directors, including alternate directors and top management executives, was approximately US$11 (Ps139), US$11 (Ps144) and US$28 (Ps314), respectively. Of these amounts, approximately US$3 (Ps38) in 2010, US$10 (Ps131) in 2009 and US$12 (Ps134) in 2008, were paid as compensation plus performance bonuses, while approximately US$8 (Ps101) in 2010, US$1 (Ps13) in 2009 and US$16 (Ps179) in 2008, corresponded to share payments under the long-term incentive program in restricted CPOs.

22.	SUBSEQUENT EVENTS

On January 4, 2011, in connection with the class action lawsuits in Florida (note 20C), both the direct and indirect purchaser plaintiffs filed further amended complaint, which CEMEX answered on January 18, 2011. CEMEX simultaneously moved to partially dismiss the indirect purchaser plaintiffs’ amended complaint, again based on a lack of standing for two of the three named plaintiffs. CEMEX continues to believe that the lawsuits are without merit and intends to defend them vigorously.

On January 7, 2011, in connection with its nationalized assets in Venezuela (note 11A), CEMEX announced that it is maintaining a constructive negotiation process with the Republic of Venezuela aimed at achieving an amicable settlement and that an agreement may be finalized in the near term. Such agreement would render the ongoing arbitration process with the ICSID unnecessary. Nonetheless, for accounting purposes at December 31, 2010, CEMEX cannot assess the likelihood of effectively recovering the net asset in the short-term; therefore, its net assets remain within long-term assets.

On January 11, 2011, CEMEX, S.A.B. de C.V. finalized the offering of US$1 billion aggregate principal amount of senior secured notes due in 2018 with annual coupon of 9.0%, which were issued at 99.364% of face value, and will be callable beginning on their 4th anniversary. The notes share the collateral pledged to the lenders under the Financing Agreement and other senior secured indebtedness having the benefit of such collateral, and are unconditionally guaranteed by CEMEX México, S.A. de C.V., New Sunward Holding B.V. and CEMEX España, S.A. This transaction was intended to improve CEMEX’s debt maturity profile and reduce short-term refinancing risk.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

On January 21, 2011, the Mexican tax authority notified CEMEX, S.A.B. de C.V., of a tax assessment for approximately Ps996 (US$81) pertaining to the tax year 2005. The tax assessment is related to the corporate income tax in connection with the tax consolidation regime. As a result of a tax reform in 2005, instead of deducting purchases the law allows for the cost of goods sold to be deducted, since there were inventories as of December 31, 2004, in a transition provision the law allowed for the inventory to be accumulated as income (thus reversing the deduction via purchases) and then deducted from 2005 onwards as cost of goods sold. In order to compute the income resulting from the inventories in 2004, the law allowed this income to be offset against accumulated tax losses of some of CEMEX’s subsidiaries. The authorities argued that because of this offsetting the right to use such losses at the consolidated level had been lost, therefore CEMEX had to increase its consolidated income or decrease its consolidated losses. CEMEX believes that there is no legal support for the conclusion of the Mexican tax authority and will proceed to challenge the assessment before the tax court.

23.	MAIN SUBSIDIARIES

The main subsidiaries as of December 31, 2010 and 2009 were as follows:

		% interest
Subsidiary	Country	2010	2009
CEMEX México, S. A. de C.V. [1]	Mexico	100.0	100.0
CEMEX España, S.A. [2]	Spain	99.9	99.9
CEMEX, Inc.	United States	100.0	100.0
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A.	Colombia	99.7	99.7
Cemento Bayano, S.A.	Panama	99.5	99.5
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Asia Holdings Ltd. [3]	Singapore	100.0	100.0
Solid Cement Corporation [3]	Philippines	100.0	100.0
APO Cement Corporation [3]	Philippines	100.0	100.0
CEMEX (Thailand) Co., Ltd. [3]	Thailand	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Investments Limited	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Austria plc.	Austria	100.0	100.0
CEMEX Hrvatska d.d.	Croatia	100.0	100.0
CEMEX Czech Operations, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Hungária Kft.	Hungary	100.0	100.0
Readymix PLC. [4]	Ireland	61.2	61.2
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0
CEMEX Topmix LLC, Gulf Quarries LLC, CEMEX Supermix LLC and CEMEX Falcon LLC [5]	United Arab Emirates	100.0	100.0

1.	CEMEX México, S.A. de C.V. is the indirect holding company of CEMEX España, S.A. and subsidiaries.
2.	CEMEX España, S.A. is the indirect holding company of all CEMEX’s international operations.
3.	Represents CEMEX’s indirect interest in the economic benefits of these entities.
4.	Readymix PLC is listed in the Irish stock exchange.
5.	CEMEX owns 49% of the common stock of these entities and obtains 100% of the economic benefits, through arrangements with other stockholders.

Schedule 1

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Balance Sheets

(Millions of Mexican pesos)

		December 31,
	Note	2010		2009
ASSETS
CURRENT ASSETS
Cash and investments			195	—
Other accounts receivable	C		575	2,183
Accounts receivable from related parties	I		4,378	2,677

Total current assets			5,148	4,860

NON-CURRENT ASSETS
Investment in subsidiaries and associates	D		264,551	281,003
Other investments and non-current accounts receivable			1,780	562
Long-term accounts receivable from related parties	I		39,139	13,943
Land and buildings, net	E		1,977	1,983
Goodwill and deferred charges, net	F		8,121	14,311

Total non-current assets			315,568	311,802

TOTAL ASSETS			320,716	316,662

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt including current maturities of long-term debt	H	Ps	4,681	3,986
Other financial obligations	H and N2		113	375
Other accounts payable and accrued expenses	G and J		2,792	1,275
Accounts payable to related parties	I		3,530	547

Total current liabilities			11,116	6,183

NON-CURRENT LIABILITIES
Long-term debt	H		47,923	53,005
Other financial obligations	H and N2		1,881	1,715
Long-term accounts payable to related parties	I		54,858	31,776
Other liabilities	J		10,762	10,110

Total non-current liabilities			115,424	96,606

TOTAL LIABILITIES			126,540	102,789

STOCKHOLDERS’ EQUITY	K
Common stock and additional paid-in capital			108,722	102,924
Other equity reserves			22,180	28,484
Retained earnings			79,790	81,056
Net income (loss)			(16,516)	1,409

TOTAL STOCKHOLDERS’ EQUITY			194,176	213,873

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY			320,716	316,662

The accompanying notes are part of these Parent Company-only financial statements.

Schedule 1

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Operations

(Millions of Mexican pesos, except for earnings (loss) per share)

		Years ended December 31,
	Note	2010		2009	2008

Equity in income (loss) of subsidiaries and associates	D	Ps	(7,362)	11,621	4,091
Rental income	I		370	272	271
License fees	I		814	1,002	1,197

Total revenues and interest in subsidiaries and associates			(6,178)	12,895	5,559

Administrative expenses			(74)	(37)	(45)

Operating income (loss)			(6,252)	12,858	5,514

Other expenses, net			(1,154)	(1,285)	(825)

Operating income (loss) after other expenses, net			(7,406)	11,573	4,689

Comprehensive financing result:
Financial expense			(7,934)	(7,163)	(4,993)
Financial income			2,755	1,197	1,670
Results from financial instruments			(306)	(4,650)	(4,792)
Foreign exchange result			2,296	993	593

Comprehensive financing result			(3,189)	(9,623)	(7,522)

Income (loss) before income tax			(10,595)	1,950	(2,833)

Income tax	J		(5,921)	(541)	5,111

NET INCOME (LOSS)		Ps	(16,516)	1,409	2,278

BASIC EARNINGS (LOSS) PER SHARE	M	Ps	(0.55)	0.05	0.09

DILUTED EARNINGS PER SHARE	M	Ps	—	0.05	0.09

The accompanying notes are part of these Parent Company-only financial statements.

Schedule 1

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Cash Flows

(Millions of Mexican pesos)

		Years ended December 31,
	Note	2010		2009	2008
OPERATING ACTIVITIES
Net income (loss)		Ps	(16,516)	1,409	2,278
Non-cash items:
Depreciation and amortization of assets	E		6	6	6
Amortization of deferred charges	F		699	287	28
Equity in income of subsidiaries and associates	D		7,362	(11,621)	(4,091)
Comprehensive financing result			2,489	9,336	7,494
Income taxes	J		5,921	541	(5,111)
Changes in working capital, excluding financial expenses and income tax			3,673	(7,076)	(16,848)

Net cash flows provided by (used in) operating activities before income taxes			3,634	(7,118)	(16,244)
Income taxes paid in cash	J		(325)	—	738

Net cash flows provided by (used in) operating activities			3,309	(7,118)	(15,506)

INVESTING ACTIVITIES
Investment derivatives			—	—	1,916
Dividends obtained from associates			—	—	70
Investment in subsidiaries	D		—	4,359	(54)
Deferred charges			(235)	(2,678)	(14)
Long-term assets, net			33	490	(43)
Others, net			—	—	1,679

Net cash flows (used in) provided by investing activities			(202)	2,171	3,554

FINANCING ACTIVITIES
Long-term related parties, net	I		5,633	14,293	25,788
Financial expenses paid in cash			(5,873)	(4,645)	(4,844)
Issuance of common stock	K		5	23,953	—
Financing derivatives			(141)	(7,585)	(6,252)
Dividends paid			—	—	(215)
Repayment of debt, net	H		(2,536)	(19,373)	(2,647)
Long-term liabilities, net			—	(1,696)	122

Net cash flows (used in) provided by financing activities			(2,912)	4,947	11,952

Decrease in cash and investments			195	—	—
Cash and investments at beginning of year			—	—	—

CASH AND INVESTMENTS AT END OF YEAR		Ps	195	—	—

Changes in working capital:
Other accounts receivable		Ps	(283)	2,867	(239)
Short-term related parties, net	I		4,037	(9,484)	(16,705)
Other accounts payable and accrued expenses	G		(81)	(459)	96

Changes in working capital, excluding income taxes		Ps	3,673	(7,076)	(16,848)

The accompanying notes are part of these Parent Company-only financial statements.

Schedule 1

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

NOTES TO PARENT COMPANY-ONLY FINANCIAL STATEMENTS

A.	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V. is a Mexican corporation, a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico in 1920 for a period of 99 years. In 2002, this period was extended to the year 2100. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”). Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V. shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares or “ADSs” under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” or the “Parent Company” used in these accompanying notes to the Parent Company only financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of Parent Company only and consolidated financial statements was authorized by the Company’s management on January 27, 2011, and they will be submitted for approval in the next stockholders’ meeting.

B.	SIGNIFICANT ACCOUNTING POLICIES

The same accounting policies listed in note 2 to CEMEX S.A.B. de C.V. consolidated financial statements were applied, as applicable, in the preparation of the Parent Company’s financial statements and subsidiaries. This note includes references to other notes to the consolidated financial statements, in those cases in which the information also refers to the Parent Company.

Basis of presentation and disclosure

The financial statements are prepared in accordance with MFRS issued by CINIF. MFRS recognized the effects of inflation on the financial information until December 31, 2007.

Definition of terms

When reference is made to pesos or “Ps,” it means Mexican pesos. Except when specific references are made to “earnings per share” and “prices per share”, the amounts in the financial statements and the accompanying notes are stated in millions of pesos. When reference is made to “US$” or dollars, it means millions of dollars of the United States of America (“United States”). When reference is made to “£” or pounds, it means millions of British pounds sterling. When reference is made to “€” or euros, it means millions of the currency in circulation in a significant number of European Union countries.

When it is deemed relevant, certain amounts presented in the notes to the financial statements include between parentheses a translation into dollars, into pesos, or both, as applicable. These translations are provided as informative data and should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts could be converted into pesos or dollars at the rate indicated. The translation procedures used are detailed as follows:

•

In 2010, 2009 and 2008, translations of pesos into dollars and dollars into pesos, were determined using the closing exchange rates of Ps12.36 pesos per dollar, Ps13.09 pesos per dollar and Ps13.74 pesos per dollar for balance sheet amounts, respectively, and using the average exchange rates of Ps12.67 pesos per dollar, Ps13.60 pesos per dollar and Ps11.21 pesos per dollar for the statements of operations amounts for 2010, 2009 and 2008, respectively.

•

When the amounts between parentheses are the peso and the dollar, it means the disclosed amounts were originated in other currencies. Such amounts were determined by translating the foreign currency figures into dollars using the respective closing exchange rates at year-end, and then translated into pesos using the closing exchange rates of Ps12.36 pesos per dollar in 2010, Ps13.09 pesos per dollar in 2009 and Ps13.74 pesos per dollar in 2008.

Schedule 1

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Inflationary accounting

Beginning on January 1, 2008, pursuant to MFRS B-10, “Inflation Effects” (“MFRS B-10”), the financial statements subject to restatement are those related to an entity whose functional currency corresponds to a country in which the cumulative inflation rate over the preceding three years equals or exceeds 26% (i.e., a high-inflation environment). Designation takes place at the end of each year and inflation restatement is applied prospectively.

The amounts in the statements of operations, the statements of cash flows and the statement of changes in stockholders’ equity are presented in nominal pesos. The restatement adjustments as of December 31, 2007, date in which the inflationary accounting was discontinued, are part of the carrying amounts. When moving back from a low-inflation to a high-inflation environment, the initial restatement factor should consider the cumulative inflation since the last time in which inflationary accounting was applied.

Upon adoption of MFRS B-10 on January 1, 2008, the accumulated result for holding non-monetary assets as of December 31, 2007 included in “Other equity reserves” (note 16B to the consolidated financial statements) was reclassified to “Retained earnings,” representing a decrease in this caption of approximately Ps97,722.

Statement of cash flows

The statements of cash flows present cash inflows and outflows in nominal currency, and exclude inflation effects and unrealized foreign exchange effects. The statements of cash flows exclude the following transactions that did not represent sources or uses of cash: a) in 2009, the effects of the exchange of CBs into mandatorily convertible securities (note 12A to the consolidated financial statements), which represented a reduction in debt of Ps4,007, and increase in other financial obligations of Ps2,036 and an increase in stockholders’ equity of Ps1,971 (net of issuance expenses); b) in 2010, 2009 and 2008, the increase in stockholders’ equity associated with the capitalization of retained earnings for Ps5,481, Ps4,373 and Ps6,794, respectively (note 16A to the consolidated financial statements); c) in 2010 and 2009, the increase in stockholders’ equity associated with CPOs issued as part of the executive stock-based compensation for Ps312 and Ps163, respectively (note 16A to the consolidated financial statements) and d) in 2010 and 2009, a decrease of Ps2,911 and an increase of Ps2,245, respectively, in taxes payable as a result of the Mexican tax reform of 2009, which were recognized against retained earnings (notes 15A and 16C to the consolidated financial statements). As of December 31, 2010, the line item “Cash and investments” of the Parent Company in the balance sheet for Ps195 refer to the CB reserve (note 12A to the consolidated financial statements).

C.	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2010 and 2009, other short-term accounts receivable of the Parent Company consisted of:

	2010		2009
Non-trade accounts receivable	Ps	294	312
Other refundable taxes		281	1,871

	Ps	575	2,183

D.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

As of December 31, 2010 and 2009, investments of the Parent Company in subsidiaries and associates, which are accounted for by the equity method, were as follows:

	2010		2009
Book value at acquisition date	Ps	107,749	107,749
Revaluation by equity method		156,802	173,254

	Ps	264,551	281,003

In 2009, the Parent Company made an equity contribution to its subsidiary CEMEX México, S.A. de C.V. (“CEMEX México”) and CEMEX Trademarks Holding, for approximately Ps11,891 and Ps250, respectively, while the Parent Company received an equity distribution from CEMEX Central, S.A. de C.V. for approximately Ps16,500.

E.	LAND AND BUILDINGS

As of December 31, 2010 and 2009, the Parent Company’s land and buildings are summarized as follows:

	2010		2009
Land	Ps	1,819	1,819
Buildings		470	470
Accumulated depreciation		(312)	(306)

	Ps	1,977	1,983

Schedule 1

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

F.	GOODWILL AND DEFERRED CHARGES

As of December 31, 2010 and 2009, the Parent Company’s goodwill and deferred charges consisted of:

	2010		2009
Intangible assets of indefinite useful life:
Goodwill, net	Ps	1,894	1,894
Deferred Charges:
Deferred financing costs		3,141	2,906
Deferred income taxes (note J)		4,216	9,905
Accumulated amortization		(1,130)	(394)

Total deferred charges	Ps	6,227	12,417

Total goodwill and deferred charges	Ps	8,121	14,311

In 2009, the Parent Company capitalized financing costs associated with the Financing Agreement for approximately Ps2,843 (US$209). Under MFRS, the Financing Agreement qualified as the issuance of new debt and the extinguishment of the old facilities. Consequently, approximately Ps92 (US$7) of deferred financing costs associated with the extinguished debt were recognized immediately in the statement of operations.

Goodwill of the Parent Company refers to a portion of the reporting unit in Mexico (note 11 to the consolidated financial statements). During the last quarter of 2010, 2009 and 2008, the Parent Company made the annual test for goodwill impairment. For the years ended December 31, 2010, 2009 and 2008, the Parent Company did not recognize impairment losses for goodwill, considering that impairment tests presented an excess of the value in use (discounted cash flows) over the carrying amount of goodwill in the reporting unit. The projection models for cash flows to value long-lived assets include long-term variables. Nevertheless, the Parent Company believes that its cash flow projections and the discount rates used for present value, reasonably capture current conditions at the time of the calculations, considering that: a) the starting point of future cash flow models is the operating flow for the previous year; b) the cost of capital reflects current risks and volatility in the markets; and c) the cost of debt represents the Parent Company’s specific interest rates observed in recent transactions.

Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, long-term growth expectations in the different markets, as well as the discount rates and the rates of growth in perpetuity used. The Parent Company uses after-tax discount rate for its reporting unit in Mexico, which are applied to after-tax cash flows. Undiscounted cash flows are significantly sensitive to the growth rate in perpetuity used. Likewise, discounted cash flows are significantly sensitive to the discount rate used. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit. For impairment tests in 2010 and 2009 of the reporting unit in Mexico, the Parent Company used a discount rate of 10.00% in both years, as well as a growth rate in perpetuity of 2.5% in both years.

G.	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2010 and 2009, other accounts payable and accrued expenses of the Parent Company are disclosed below:

	2010		2009
Other accounts payable, accrued expenses, dividends payable and interest payable	Ps	402	355
Tax payable		2,390	920

	Ps	2,792	1,275

Schedule 1

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

H.	SHORT-TERM AND LONG-TERM DEBT

As of December 31, 2010 and 2009, the Parent Company’s debt by interest rate and currency type, is as follows:

	Carrying amount			Effective rate 1
	2010		2009	2010	2009
Short-term
Floating rate	Ps	3,922	3,986	5.4%	4.6%
Fixed rate		759	—	7.7%	—

		4,681	3,986

Long-term
Floating rate		38,182	50,082	5.2%	5.3%
Fixed rate		9,741	2,923	8.7%	9.2%

		47,923	53,005

	Ps	52,604	56,991

	2010					2009
	Short-term		Long-term	Total	Effective rate 1	Short-term		Long-term	Total	Effective rate 1
Dollars	Ps	48	35,456	35,504	5.5%	Ps	291	32,764	33,055	4.7%
Pesos		4,633	12,467	17,100	6.7%		3,695	20,241	23,936	6.3%

	Ps	4,681	47,923	52,604		Ps	3,986	53,005	56,991

[1]	Represents the weighted average effective interest rate.

As of December 31, 2010 and 2009, the Parent Company’s short-term debt included Ps4,406 and Ps3,186, respectively, representing current maturities of long-term debt.

The maturities of the Parent Company’s long-term debt as of December 31, 2010, which reflect the amortization of debt under the Financing Agreement (note 12A to the consolidated financial statements), are as follows:

	Parent
2012	Ps	9,877
2013		7,756
2014		21,906
2015		7,741
2016 and thereafter		643

	Ps	47,923

On March 30, 2010, the Parent Company closed an offering of US$715 aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015, including the full exercise of the US$65 over-allotment option granted to the initial purchasers of the notes. The notes are subordinated to all the Parent Company’s liabilities and commitments. The holders of the notes have the option to convert their notes for CEMEX’s ADSs at a conversion price per ADS 30% higher than the ADS price at the pricing of the transaction. In connection with the offering, CEMEX entered into a capped call transaction expected to generally reduce the potential dilution cost to CEMEX upon future conversion of the notes (note 12C). Based on MFRS, the optional convertible notes contain a liability component and an equity component (note 2K). The equity component, which represents the premium of the noteholders’ call option, amounted to Ps1,232 (US$99) and was recognized upon issuance within “Other equity reserves.” As of December 31, 2010, the liability component amounted to approximately Ps7,690 (US$622). After antidilution adjustments, the conversion rate as of December 31, 2010 was 76.4818 ADS per 1 thousand principal amount of such notes.

In December 2009, the Parent Company completed its offer to exchange CBs issued in Mexico with maturities between 2010 and 2012, into mandatorily convertible securities for approximately Ps4,126 (US$315). Reflecting antidilution adjustments, at their mandatory scheduled conversion in ten years or earlier if the price of the CPO reaches approximately Ps34.50, the securities will be mandatorily convertible into approximately 179.4 million CPOs at a conversion price of approximately Ps23.00 per CPO. During their tenure, the securities yield a 10% interest payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. Based on MFRS, the convertible securities represent a compound instrument which has a liability component and an equity component. At December 31, 2010 and 2009, the liability component, which represents the net present value of interest payments on the principal amount, without assuming any early conversion, amounted to Ps1,994 and Ps2,090, respectively, and was recognized within “Other financial obligations.” The equity component, which represents the difference between the principal amount and the liability component and was recognized within “Other equity reserves” net of commissions amounted to Ps1,971.

Schedule 1

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

The Parent Company’s debt contracts contain restrictive covenants calculated on a consolidated basis requiring, among others, the compliance with financial ratios and tests, which are detailed in note 12A to the consolidated financial statements.

I.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

As of December 31, 2010 and 2009 the main accounts receivable and payable with related parties were as follows:

	Assets			Liabilities
2010	Short-term		Long-term	Short-term	Long-term
CEMEX México, S.A. de C.V.	Ps	4,289	13,943	—	—
Centro Distribuidor de Cemento, S.A. de C.V.		—	25,196	—	—
CEMEX International Finance Co		16	—	3,349	54,419
CEMEX Central, S.A. de C.V.		—	—	171
TEG Energía, S.A. de C.V.		—	—	—	439
Others		73	—	10	—

	Ps	4,378	39,139	3,530	54,858

	Assets			Liabilities
2009	Short-term		Long-term	Short-term	Long-term
CEMEX México, S.A. de C.V.	Ps	1,558	13,943	—	—
CEMEX International Finance Co.		1,069	—	—	31,423
CEMEX Central, S.A. de C.V.		—	—	519	—
TEG Energía, S.A. de C.V.		—	—	—	353
Others		50	—	28	—

	Ps	2,677	13,943	547	31,776

The main operations with related parties are summarized as follows:

Parent Company	2010		2009	2008
Rental income	Ps	370	272	271
License fees		814	1,002	1,197
Financial expense		(3,293)	(2,576)	(1,316)
Management service expenses		(1,046)	(836)	(753)
Financial income		2,689	1,186	1,670
Results from financial instruments		(120)	(4,067)	3,063
Other expenses, net		(1,168)	(870)	(809)

Balances and transactions of the Parent Company with related parties result primarily from: (i) the sale and/or acquisition of subsidiaries’ shares within the CEMEX group; (ii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iii) loans between related parties. Transactions between group entities are conducted on arm’s length terms based on market prices and conditions.

The account receivable balance against Centro Distribuidor de Cemento, S.A. de C.V., corresponds to a loan cession denominated in dollars which the subsidiary had with CEMEX International Finance Co., for US$2,341. The new account receivable accrues interest at TIIE plus 100 basis points.

The long-term account receivable with CEMEX Mexico is related to a loan bearing the TIIE rate plus 129 basis points. The account payable to TEG Energía, S.A. de C.V., corresponds to the valuation of an interest rate swap related to energy projects negotiated between CEMEX and TEG Energía for a notional amount of US$15 with maturity in September 2022. The account payable to CEMEX International Finance Co. bears interest at market rates and matures in 2028.

The loss on financial instruments during 2009 mainly refers to results incurred in hedging transactions with related parties using foreign currency options.

As of December 31, 2010, the Parent Company acted as a counterpart to third parties in forward sale commitments for emission allowances for approximately Ps 319 with maturity in March 2011.

Schedule 1

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

The definition of related parties includes entities or individuals outside the CEMEX group, which, pursuant to their relationship with CEMEX, may take advantage from being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX’s transactions with related parties are executed under market conditions. The Parent Company identifies the following transactions between related parties:

•

Mr. Bernardo Quintana Isaac, a member of the board of directors at CEMEX, S.A.B. de C.V., is the current chairman of the board of directors of Empresas ICA, S.A.B. de C.V. (“Empresas ICA”), and was its chief executive officer until December 31, 2006. Empresas ICA is one of the most important engineering and construction companies in Mexico. In the ordinary course of business, CEMEX extends financing to Empresas ICA in connection with the purchase of CEMEX’s products, on the same credit conditions that CEMEX awards to other customers.

•

Mr. José Antonio Fernández Carbajal, member of the board of directors at CEMEX, S.A.B. de C.V., is president and chief executive officer of Fomento Empresarial Mexicano, S.A.B. de C.V. (“FEMSA”), a large multinational beverage company. In the ordinary course of business, CEMEX pays and receives various amounts to and from FEMSA for products and services for varying amounts on market terms. Mr. Fernández Carbajal is also vice-chairman of the board of Consejo de Enseñanza e Investigación Superior, A.C. (the managing entity of Instituto de Estudios Superiores de Monterrey or ITESM), of which Mr. Lorenzo Zambrano, chief executive officer and chairman of CEMEX’s board of directors, is chairman of the board. ITESM has received contributions by CEMEX for amounts that were not material in the periods presented.

•	At December 31, 2010, Mr. Rafael Rangel Sostman, a member of the board of directors at CEMEX, S.A.B. de C.V., was the dean of ITESM.

J.	INCOME TAXES

INCOME TAXES

In November 2009, the Mexican Congress approved amendments to the income tax law that are effective beginning January 1, 2010. The new law included changes to the tax consolidation regime that will require CEMEX, among other things, to determine income taxes as if the tax consolidation provisions in Mexico did not exist from 1999 and onward. These changes also required the payment of taxes on dividends between entities of the tax consolidation group (specifically, dividends paid from profits that were not taxed in the past), certain special items in the tax consolidation, as well as tax loss carryforwards generated by entities within the consolidated tax group that should had been recovered by such individual entities over the succeeding 10 years. This new law increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and decreasing to 28% for 2014 and future years. Pursuant to the new tax law, the Parent Company was required to pay in 2010 (at the new 30% tax rate) 25% of the tax that results from eliminating the tax consolidation effects from 1999 to 2004. The remaining 75% should be paid as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. In connection with the consolidation effects originated after 2004, these should be considered during the sixth fiscal year following their origination and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%). Applicable taxes payable as a result of the changes to the tax consolidation regime will be increased by inflation as required by the Mexican income tax law.

As of December 31, 2009, the Parent Company recognized the nominal value of estimated taxes payable in connection with the aforementioned amendments in the law for approximately Ps10,461. Based on Interpretation 18, this amount was recognized by the Parent Company as a tax payable on its balance sheet against “Other non-current assets” for approximately Ps8,216, in connection with the net liability recognized before the new tax law and that the Parent Company expects to realize in connection with the payment of this tax liability; and approximately Ps2,245 against “Retained earnings” for the portion, according to the new law, related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions between the companies included in the tax consolidation that represented the transfer of resources within such group. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax, until the subsidiary is disposed of or the Parent Company eliminates the tax consolidation, over the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, the Parent Company reduced its estimated tax payable for approximately Ps2,911 against a credit to “Retained earnings.”

In 2010, changes in the Parent Company’s tax payable associated to the tax consolidation in Mexico are as follows:

	2010
Balance at the beginning of the period	Ps	10,461
Income tax received from subsidiaries		2,496
Restatement for the period		358
Payments during the period		(325)
Effects associated with miscellaneous rules		(2,911)

Balance at the end of the period	Ps	10,079

As of December 31, 2010, the balance of tax loss carryforwards that have not been considered in the tax consolidation is approximately Ps5,727.

Schedule 1

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

As of December 31, 2010, the estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime in Mexico was as follows:

	2010
2011	Ps	501
2012		667
2013		667
2014		1,930
2015		2,037
2016 and thereafter		4,277

	Ps	10,079

The Parent Company and its Mexican subsidiaries determine income tax on a consolidated basis; therefore, the amounts recognized in the Parent Company-only financial statements for the years ended December 31, 2010, 2009 and 2008, include the effect of such tax consolidation.

On January 1, 2008, a new law became effective in Mexico, which was named the Minimum Corporate Tax law (Impuesto Empresarial Tasa Única or “IETU”) and superseded the Business Asset Tax law (“BAT”). IETU is calculated based on cash flows, and the rate was 16.5% in 2008, 17% in 2009 and will be 17.5% in 2010 and thereafter. Entities subject to IETU are also required to determine income tax and pay the greater of the amounts between the two. In broad terms, taxable revenues for IETU purposes are those generated through the sale of goods, the rendering of professional services, as well as rental revenue. There are certain exceptions, and a taxpayer may consider, as deductible items for IETU calculations, the expenses incurred to conduct the activities previously described. Capital expenditures are fully deductible for IETU. Each entity should calculate IETU on a stand-alone basis, and tax consolidation is not permitted. Unlike BAT, IETU is a definitive tax and, unlike income tax, the taxable income under IETU is greater since some deductions are not permitted, which in some cases may be compensated by the lower IETU rate than the income tax rate. During 2009 and 2008, the Parent Company and its main subsidiaries in México paid income tax in lieu of IETU, as its income tax exceeded the minimum corporate tax under IETU.

In 2010, 2009 and 2008, income tax recognized in the Parent Company’s statements of operations consisted of:

	2010		2009	2008
Current income tax	Ps	(357)	13	66
Deferred income tax		(5,564)	(554)	5,045

	Ps	(5,921)	(541)	5,111

The Parent Company has consolidated tax loss carryforwards for approximately Ps5,727 generated in 2008 by its Mexican operations which, restated for inflation, can be amortized against taxable income obtained in the succeeding ten years.

As of December 31, 2010, the Parent Company’s individual tax loss carryforwards were as follows:

Year in which tax loss occurred	Amount of carryforwards		Year of expiration
2001	Ps	2,274	2011
2002		5,796	2012
2003		5,455	2013
2004		54	2014
2005		375	2015
2006 and thereafter		25,646	2016

	Ps	39,600

BAT levied in excess of income tax for the period may be recovered, restated for inflation, in any of the succeeding ten years, provided that the income tax incurred exceeds BAT in such period. The Parent Company determines income tax on a consolidated basis; consequently, it calculated and presented consolidated BAT through the 2007 tax period. As of December 31, 2010, the recoverable BAT was Ps141 and expires in 2016.

Schedule 1

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

DEFERRED INCOME TAX

The valuation method for deferred income taxes is detailed in note 2N to the consolidated financial statements. Deferred income taxes for the period represent the difference between the balances, in nominal pesos, of deferred income at the beginning and the end of the period. As of December 31, 2010 and 2009, the income tax effects of the main temporary differences that generated the deferred income tax assets and liabilities of the Parent Company are presented below:

	2010		2009
Deferred tax assets:
Tax loss and tax credits carryforwards	Ps	11,508	11,047
Recoverable BAT		141	139
Convertible Securities		247	585
Derivative financial instruments		526	524

Gross deferred tax assets		12,422	12,295
Less – valuation allowance		(6,452)	(749)

Total deferred tax asset, net		5,970	11,546
Deferred tax liabilities:
Land and buildings		(486)	(489)
Derivative financial instruments		(257)	(99)
Investment in associates		(1,011)	(1,053)

Total deferred tax liabilities		(1,754)	(1,641)

Net active position of deferred taxes	Ps	4,216	9,905

The change in deferred income taxes during 2010 and 2009 include an expense of Ps338 and an income of Ps585, respectively, related to the effects generated by the future tax deduction related to the debt components of the convertible securities, which were recorded in “Other equity reserves,” Ps182 in 2010 related to expenses incurred in equity issuance, and Ps4,626 in 2009, related to the new income tax law. The net change in the valuation allowance for the years ended December 31, 2010, 2009 and 2008 was an increase of Ps5,703, an increase of Ps610 and a decrease of Ps592, respectively. The Parent Company’s management considers that sufficient taxable income will be generated to realize the tax benefits associated with the deferred income tax assets, and the tax loss carryforwards, prior to their expiration. In the event that present conditions change, and it is determined that future operations would not generate enough taxable income, or that tax strategies are no longer viable, the valuation allowance would be increased against the results of the period. The Parent Company does not recognize a deferred tax liability for the undistributed earnings generated by its subsidiaries recognized under the equity method, considering that such undistributed earnings are expected to be reinvested, not generating income tax in the foreseeable future. Likewise, the Parent Company does not recognize a deferred income tax liability related to its investments in subsidiaries considering that the Parent Company controls the reversal of the temporary differences arising from these investments.

RECONCILIATION OF EFFECTIVE TAX RATE

The effects of inflation are recognized differently for income tax and for accounting purposes. This situation, and other differences between the financial reporting and the corresponding tax basis of assets and liabilities, give rise to permanent differences between the approximate statutory tax rate and the effective tax rate presented in the Parent Company’s statements of operations. As of December 31, 2010, 2009 and 2008, these differences were as follows:

	2010	2009	2008
	%	%	%
Effective Parent Company statutory tax rate	(30.0)	28.0	(28.0)
Equity in income (loss) of subsidiaries and associates	20.8	(166.9)	(88.4)
Valuation allowance for tax loss carryforwards	53.4	31.0	(5.6)
Benefit for tax consolidation	—	—	(45.6)
Inflation adjustments	8.9	46.0	14.0
Others	2.8	89.7	(26.8)

Parent Company’s effective tax rate	55.9	27.8	(180.4)

K.	STOCKHOLDERS’ EQUITY

The consolidated controlling stockholders’ equity is the same as the Parent Company’s stockholders’ equity. Therefore, stockholders’ equity information detailed in note 16A to the consolidated financial statements also refers to the Parent Company, except for non-controlling interest and the perpetual bonds, which refer exclusively to the consolidated entity and cumulative initial effect of deferred taxes.

Schedule 1

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

L.	EXECUTIVE STOCK OPTION PROGRAMS

Of the different stock option programs disclosed in note 17 to the consolidated financial statements, only the “Fixed program” was issued by the Parent Company. Entities obligated under the other programs are part of the consolidated group.

M.	EARNINGS (LOSS) PER SHARE

The calculation of earnings per share included in note 18 to the consolidated financial statements is the same for the Parent Company.

N.	CONTINGENCIES AND COMMITMENTS

N.1	GUARANTEES

As of December 31, 2010 and 2009, CEMEX, S.A.B. de C.V. guaranteed loans made to certain subsidiaries for approximately US$13,028 and US$12,570, respectively.

N.2	CONTRACTUAL OBLIGATIONS

As of December 31, 2010 and 2009, the approximate cash flows that were required by the Parent Company to meet its material contractual obligations are summarized as follows:

(U.S. dollars millions)	2010						2009
Obligations	Less than 1 year		1-3 Years	3-5 Years	More than 5 years	Total	Total
Long-term debt [1]	US$	356	800	2,400	678	4,234	4,293
Interest payments on debt [2]		194	393	146	7	740	1,004

Total contractual obligations	US$	550	1,193	2,546	685	4,974	5,297

	Ps	6,798	14,745	31,469	8,467	61,479	69,338

[1]

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing that may occur of debt during the following years. The Parent Company has been successful replacing its long-term obligations with others of similar nature in the past.

[2]	In the determination of future estimated interest payments on floating rate denominated debt, the Parent Company used the floating interest rates in effect as of December 31, 2010 and 2009.

O.	TAX ASSESSMENTS AND LEGAL PROCEEDINGS

Pursuant to amendments to the Mexican income tax law effective on January 1, 2005, Mexican companies with investments in entities incorporated in foreign countries whose income tax liability is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on indirect revenues, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, provided, however, that such revenues are not derived from entrepreneurial activities in such countries. CEMEX challenged the constitutionality of the amendments before the Mexican federal courts. In September 2008, the Supreme Court of Justice ruled the amendments were constitutional for tax years 2005 to 2007. Since the Supreme Court’s decision does not pertain to the amount of taxes due or other tax obligations, CEMEX will self-assess any taxes due through the submission of amended tax returns. As of December 31, 2010, based on preliminary estimates, CEMEX believes that the amount will not be material, but no assurance can be given that the Mexican tax authorities will agree with CEMEX’s self-assessment of the taxes due for past periods.

P.	SUBSEQUENT EVENTS

Subsequent events of the Parent Company are included in note 22 to the consolidated financial statements.